As filed with the Securities and Exchange Commission on April 29, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

RealPage, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7372	75-2788861
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4000 International Parkway
Carrollton, Texas 75007
Tel: (972) 820-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Timothy J. Barker
4000 International Parkway
Carrollton, Texas 75007
Tel: (972) 820-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul R. Tobias Wilson Sonsini Goodrich & Rosati, Professional Corporation 900 S. Capital of Texas Hwy. Las Cimas IV, Fifth Floor Austin, Texas 78746 Tel: (512) 338-5400	William H. Hinman Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑     Smaller reporting company ☐
                           (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee
Common Stock, $0.001 par value per share	$150,000,000	$10,695.00

(1)	Includes offering price of shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2010

           Shares

RealPage, Inc.

Common Stock

This is the initial public offering of our common stock. We are selling                shares of common stock and the selling stockholders identified in this prospectus are selling                shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $    and $    per share. We will apply to list our common stock on the NASDAQ Global Market under the symbol “     .”

The underwriters have an option to purchase a maximum of                  additional shares from the selling stockholders to cover over-allotments.

Investing in our common stock involves risks.  See “Risk Factors” on page 10.

Underwriting
	Price to	Discounts and	Proceeds to	Proceeds to
	Public	Commissions	RealPage	Selling Stockholders

Per share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about         , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

William Blair & Company	RBC Capital Markets

JMP Securities	Pacific Crest Securities

The date of this prospectus is          , 2010.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until          , 2010 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Company Overview

We are a leading provider of on demand software solutions for the rental housing industry. Our broad range of property management solutions enables owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. Our on demand software solutions are delivered through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data. By integrating and streamlining a wide range of complex processes and interactions among the rental housing ecosystem of owners, managers, prospects, residents and service providers, our platform optimizes the property management process and improves the experience for all of these constituents.

Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized processes. As of December 31, 2009, over 5,000 customers used one or more of our on demand software solutions to help manage the operations of approximately 4.6 million rental housing units. Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2009, based on number of units managed.

We sell our solutions through our direct sales organization. Our total revenues were approximately $83.6 million, $112.6 million and $140.9 million in 2007, 2008 and 2009, respectively. In the same years, we had operating (loss) income of approximately ($1.6 million), ($0.4 million) and $6.9 million, respectively, and net (loss) income of approximately ($3.1 million), ($3.2 million) and $28.4 million, respectively. Net income for 2009 included a discrete tax benefit of approximately $26.0 million as a result of a reduction of our net deferred tax assets valuation allowance.

Our Adjusted EBITDA in 2007, 2008 and 2009 was approximately $6.0 million, $13.1 million and $25.6 million, respectively. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance. Our management uses Adjusted EBITDA in conjunction with accounting principles generally accepted in the United States, or GAAP, operating performance measures as part of its overall assessment of our performance for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance. Adjusted EBITDA should not be considered as an alternative financial measure to net (loss) income, which is the most directly comparable financial measure calculated in accordance with GAAP, or any other measure of financial performance calculated in accordance with GAAP. The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year Ended December 31,
	2007	2008	2009
		(in thousands)

Net (loss) income	$(3,143)	$(3,209)	$28,429
Depreciation and asset impairment	4,854	9,847	9,231
Amortization of intangible assets	2,273	2,095	5,784
Interest expense, net	1,510	2,152	4,528
Income tax expense (benefit)	—	703	(26,028)
Stock-based compensation expense	490	1,476	2,805
Acquisition-related expense	—	—	844

Adjusted EBITDA	$5,984	$13,064	$25,593

For further discussion regarding Adjusted EBITDA, see footnote 5 to the table in “Selected Consolidated Financial Data.”

Industry Overview

The rental housing market is large and characterized by challenging and location-specific operating requirements, diverse industry participants, significant mobility among residents and a variety of property types, including single-family and a wide range of multi-family property types, including conventional, affordable, privatized military, student and senior housing. According to the U.S. Census Bureau American Housing Survey for the United States: 2007, there were 39.3 million rental housing units in the United States in 2007. Based on U.S. Census Bureau data and our own estimates, we believe that the overall size of the U.S. rental housing market, including rent, utilities and insurance, exceeds $300 billion annually. We estimate that the total addressable market for our current on demand software solutions is approximately $5.5 billion per year. This estimate assumes that each of the 39.3 million rental units in the United States has the potential to generate annually a range of approximately $100 in revenue per unit for single-family units to approximately $240 in revenue per unit for conventional multi-family units. We base this potential revenue assumption on our review of the purchasing patterns of our existing customers with respect to our on demand software solutions, the on demand software solutions currently utilized by our existing customers, the number of units our customers manage with these solutions and our current pricing for our on demand software solutions.

Rental property management spans both the resident lifecycle and the operations of a property. The resident lifecycle can be separated into four key stages: prospect, applicant, residency and post-residency. Each stage of the lifecycle has unique requirements, such as identifying and capturing quality prospects, processing applications, assessing applicants’ credit risk, processing payments to and from residents and service providers and managing resident turnover. In addition to managing the resident lifecycle, property owners and managers must also manage the operations of their properties, including material and service provider procurement, insurance and risk mitigation, utility and energy management, information technology and telecommunications management, accounting, expense tracking and management, document management, security, staff hiring and training, staff performance measurement and management and marketing. A property owner’s or manager’s ability to effectively address these requirements can significantly impact their revenue and profitability.

A variety of software applications have been developed to automate many of these functions. However, these applications often require property owners and managers to implement a myriad of third-party and/or internally developed point solutions. These solutions can be expensive to implement and maintain and are often ineffective at helping property owners and managers increase rental revenue and reduce costs.

The RealPage Solution

We provide a platform of on demand software solutions that integrate and streamline rental property management business functions. Our solutions enable owners and managers of single-family and a wide variety of multi-family rental property types, including conventional, affordable, privatized military, student and senior housing, to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. These functions have traditionally been addressed by individual, disparate applications. Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized business processes. Our solutions contribute to a more efficient property management process and an improved experience for all of the constituents involved in the rental housing ecosystem, including owners, managers, prospects, residents and service providers.

The benefits of our solutions for our customers include the following:

•	Increased revenues. Our solutions help our customers improve sales and marketing effectiveness, optimize pricing and occupancy and improve collection of rental payments, utility expenses, late fees and other charges.

•	Reduced operating costs. Our solutions help our customers streamline and automate many ongoing property management functions, centralize certain property operations, control purchasing by on-site personnel and eliminate the need to own and support property management applications and associated hardware infrastructure.

•	Improved quality of service for residents and prospects. Our solutions expedite the processing of a variety of recurring transactions and increase the frequency and quality of communication with residents and prospects, providing higher resident satisfaction and increased differentiation from competing properties that do not use our solutions.

•	Streamlined and simplified property management business processes. Our solutions share data and automate the workflow of certain business processes, thereby eliminating redundant data entry and simplifying many recurring tasks.

•	Ability to integrate third-party products and services. Our open architecture and application framework facilitate the integration of third-party applications and services into our solutions.

•	Increased visibility into property performance. Our integrated platform and common data repository enable owners and managers to gain a comprehensive view of the operational and financial performance of each of their properties.

•	Simple implementation and support. Our solutions include pre-configured extensions that meet the specific needs of a variety of property types and can be easily tailored by our customers to meet the specific needs of their properties or business processes.

•	Improved scalability. Our application infrastructure is designed to evolve with our customers’ needs.

The competitive strengths of our solutions are as follows:

•	Integrated on demand software platform based on a common data repository. Our solutions are delivered through an integrated on demand software platform that provides a single point of access via the Internet to all of our products and a common repository of prospect, resident and property data.

•	Large and growing ecosystem of property owners, managers, prospects, residents and service providers. Our solutions automate and streamline many of the recurring transactions and interactions among a large and expanding rental housing ecosystem of property owners and managers, prospects, residents and service providers.

•	Comprehensive platform of on demand software solutions for property management. We provide what we believe to be the broadest range of on demand capabilities for managing the resident lifecycle and core operational processes for residential property management.

•	Deep rental housing industry expertise. We design our solutions based on our extensive rental housing industry expertise, insight into industry trends and developments and best practices.

•	Open cloud computing architecture. Our cloud computing architecture enables our solutions to interface with many of our customers’ existing systems and allows our customers to outsource the management of third-party business applications.

Our Strategy

We intend to leverage the breadth of our solutions and industry presence to solidify our position as a leading provider of on demand software solutions to the rental housing industry. The key elements of our strategy to accomplish this objective are as follows:

•	acquire new customers;

•	increase the adoption of additional solutions within our existing customer base;

•	add new solutions to our platform; and

•	pursue acquisitions of complementary businesses, products and technologies.

Risks Affecting Us

Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in “Risk Factors” following this prospectus summary. Some of these risks are:

•	our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause our stock price to decline;

•	we have a history of operating losses and may not maintain profitability in the future;

•	if we are unable to manage the growth of our diverse and complex operations, our financial performance may suffer;

•	our business depends substantially on customers renewing and expanding their subscriptions for our solutions and any increase in customer cancellations or decline in customer renewals and expansions would harm our future operating results;

•	we face intense competitive pressures and our failure to compete successfully could harm our operating results;

•	we may not be able to continue to add new customers, which could adversely affect our operating results; and

•	if we are not able to integrate past or future acquisitions successfully, our operating results and prospects could be harmed.

Company Information

We were incorporated in the State of Delaware in December 2003 through a merger with our predecessor entity, RealPage, Inc., a Texas corporation, which was originally incorporated in November 1998 as Seren Capital Acquisition Corp. Our principal executive offices are located at 4000 International Parkway, Carrollton, Texas 75007, and our telephone number is (972) 820-3000. Our website address is www.realpage.com. The information on, or that can be accessed through, our website is not part of this prospectus.

“RealPage®”, “OneSite®”, “OneSite Leasing and Rentstm”, “OneSite Facilitiestm”, “OneSite Purchasingtm”, “OneSite Accountingtm”, “OneSite Budgetingtm”, “Propertyware®”, “HUDManager®”, “RentRoll®”, “i-CAMtm”, “Tenant Pro®”, “Spectratm”, “CrossFire®”, “CrossFire Contact Centertm”, “CrossFire Leasing Portaltm”, “CrossFire Resident Portaltm”, “CrossFire Studiotm”, “M/PF Research®”, “YieldStar®”, “YieldStar Price Optimizertm”, “LeasingDesk®”, “LeasingDesk Screeningtm”, “LeasingDesk Insurance Servicestm”, “eRenterPlantm”, “Credit Optimizertm”, “Velocitytm”, “OpsTechnologytm”, “OpsMarkettm”, “OpsAdvantagetm”, “OpsBuyertm”, “OpsBidtm” and “Domin-8®” are our trademarks and registered trademarks appearing in this prospectus. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering to pay accumulated and unpaid dividends on our outstanding shares of Series A, Series A1 and Series B convertible preferred stock that have accrued at a rate of 8% per annum of the original issue price of each such share of preferred stock, compounded quarterly, which amounted to $ million as of , 2010, to repay approximately $18.2 million of our indebtedness outstanding as of December 31, 2009 and for general corporate purposes, including working capital. We also may use a portion of the net proceeds to acquire complementary businesses or technologies. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“ ”

The number of shares of common stock that will be outstanding after this offering is based on 111,009,108 shares of our common stock outstanding as of December 31, 2009 and excludes:

•	15,707,456 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 under our 1998 Stock Incentive Plan, with a weighted average exercise price of $2.16 per share;

•	150,000 shares of common stock issuable upon exercise of options outstanding as of December 31, 2009 issued to directors pursuant to stock option agreements outside of our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.00 per share;

•	1,721,000 shares of common stock issuable upon exercise of options granted in the quarter ended March 31, 2010 under our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.75 per share;

•	120,000 shares of common stock issuable upon exercise of options granted in the quarter ended March 31, 2010 to directors pursuant to stock option agreements outside of our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.75 per share;

•	shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, which will become effective in connection with this offering (including 732,285 shares of common stock reserved, as of December 31, 2009, for future issuance under our 1998 Stock Incentive Plan, which shares will be added to the shares reserved under our 2010 Equity Incentive Plan, upon its effectiveness); and

•	25,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009, with a weighted average exercise price of $1.00 per share.

Unless otherwise indicated, the information in this prospectus assumes:

•	a -for- reverse stock split of our common stock and convertible preferred stock to be effected prior to the completion of this offering;

•	the conversion of all outstanding shares of our convertible preferred stock into 58,087,500 shares of common stock effective upon the completion of this offering;

•	no exercise by the underwriters of their right to purchase up to shares of common stock to cover over-allotments; and

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately upon the completion of this offering.

Summary Consolidated Financial Data

The following tables present summary consolidated financial data for the years ended December 31, 2007, 2008 and 2009 and summary consolidated balance sheet data as of December 31, 2007, 2008 and 2009. We have derived the consolidated statement of operations data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which appear elsewhere in this prospectus. We derived the consolidated balance sheet data as of December 31, 2007 from our unaudited consolidated financial statements that are not included in this prospectus. You should read this information in conjunction with our consolidated financial statements, the related notes to these financial statements and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2007	2008	2009
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue:
On demand	$62,592	$95,192	$128,377
On premise	11,560	7,582	3,860
Professional and other	9,429	9,794	8,665

Total revenue	83,581	112,568	140,902
Cost of revenue	35,703	46,058	58,513

Gross profit	47,878	66,510	82,389
Operating expense:
Product development	21,708	28,806	27,446
Sales and marketing	18,047	23,923	27,804
General and administrative	9,756	14,135	20,210

Total operating expense	49,511	66,864	75,460

Operating (loss) income	(1,633)	(354)	6,929
Interest expense, net	(1,510)	(2,152)	(4,528)

Net (loss) income before taxes	(3,143)	(2,506)	2,401

Income tax expense (benefit)	—	703	(26,028)

Net (loss) income	$(3,143)	$(3,209)	$28,429

Net (loss) income attributable to common stockholders:
Basic	$(9,143)	$(10,658)	$10,757
Diluted	$(9,143)	$(10,658)	$10,757
Net (loss) income per share attributable to common stockholders:
Basic	$(0.45)	$(0.38)	$0.22
Diluted	$(0.45)	$(0.38)	$0.21
Weighted average shares used in computing net (loss) income per share attributable to common stockholders:
Basic	20,446	27,773	47,869
Diluted	20,446	27,773	51,025
Pro forma net income per share attributable to common stockholders (unaudited)(1):
Basic			$0.27
Diluted			$0.26
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited)(2):
Basic			105,957
Diluted			109,113

	As of December 31,
	2007
	(unaudited)	2008	2009
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents(3)	$2,731	$4,248	$4,427
Working capital, excluding deferred revenue	9,224	12,126	12,929
Total assets	59,518	102,340	142,113
Current and long-term debt(4)	23,809	48,943	53,990
Total liabilities	87,954	129,622	136,757
Preferred stock	78,534	71,675	71,832
Total stockholders’ deficit	(106,970)	(98,957)	(66,476)

Other Financial Data:
Adjusted EBITDA(5)	$5,984	$13,064	$25,593
Operating cash flow	4,441	7,962	24,758
Capital expenditures	7,122	10,263	9,509

	As of December 31,
	2007	2008	2009

Selected Operating Data:
Number of on demand customers at period end	2,199	2,669	5,032
Number of on demand units at period end (in thousands)	2,800	3,833	4,551
Total number of employees at period end	654	922	1,141

(1)	Pro forma net income per share represents net income divided by the pro forma weighted average shares outstanding as though the conversion of our redeemable convertible preferred stock into common stock occurred on the original issuance dates.

(2)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

(3)	Excludes restricted cash.

(4)	Includes capital lease obligations.

(5)	We define Adjusted EBITDA as net (loss) income plus depreciation and asset impairment, amortization of intangible assets, interest expense, net, income tax expense (benefit), stock-based compensation expense and acquisition-related expense.

We believe that the use of Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•	it is useful to exclude certain non-cash charges, such as depreciation and asset impairment, amortization of intangible assets and stock-based compensation and non-core operational charges, such as acquisition-related expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of liquidity or financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital. We compensate for the inherent limitations associated with using Adjusted EBITDA measures through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net (loss) income	$(3,143)	$(3,209)	$28,429
Depreciation and asset impairment	4,854	9,847	9,231
Amortization of intangible assets	2,273	2,095	5,784
Interest expense, net	1,510	2,152	4,528
Income tax expense (benefit)	—	703	(26,028)
Stock-based compensation expense	490	1,476	2,805
Acquisition-related expense	—	—	844

Adjusted EBITDA	$5,984	$13,064	$25,593

The following table presents stock-based compensation included in each expense category:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Cost of revenue	$48	$104	$367
Product development	251	727	1,175
Sales and marketing	110	277	498
General and administrative	81	368	765

Total stock-based compensation expense	$490	$1,476	$2,805

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the financial and other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuations in our quarterly operating results may be due to a number of factors, including the risks and uncertainties discussed elsewhere in this prospectus. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

•	the extent to which on demand software solutions maintain current and achieve broader market acceptance;

•	our ability to timely introduce enhancements to our existing solutions and new solutions;

•	our ability to increase sales to existing customers and attract new customers;

•	changes in our pricing policies or those of our competitors;

•	the variable nature of our sales and implementation cycles;

•	general economic, industry and market conditions in the rental housing industry that impact the financial condition of our current and potential customers;

•	the amount and timing of our investment in research and development activities;

•	technical difficulties, service interruptions or security breaches;

•	our ability to hire and retain qualified key personnel, including the rate of expansion of our sales force;

•	changes in the legal, regulatory or compliance environment related to the rental housing industry, fair credit reporting, payment processing, privacy, utility billing, the Internet and e-commerce;

•	the amount and timing of operating expenses and capital expenditures related to the expansion of our operations and infrastructure;

•	the timing of revenue and expenses related to recent and potential acquisitions or dispositions of businesses or technologies;

•	our ability to integrate acquisitions in a cost-effective and timely manner;

•	litigation and settlement costs, including unforeseen costs; and

•	new accounting pronouncements and changes in accounting standards or practices, particularly any affecting the recognition of subscription revenue or accounting for mergers and acquisitions.

Fluctuations in our quarterly operating results may lead analysts to change their long-term model for valuing our common stock, cause us to face short-term liquidity issues, impact our ability to retain or attract key personnel or cause other unanticipated issues, all of which could cause our stock price to decline. As a result of the potential variations in our quarterly revenue and operating results, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and the results of any one quarter should not be relied upon as an indication of future performance.

We have a history of operating losses and may not maintain profitability in the future.

Prior to the fiscal quarter ended March 31, 2009, we had not been profitable on a quarterly or annual basis. We experienced net losses of $3.1 million and $3.2 million in 2007 and 2008, respectively. As of December 31, 2009, our accumulated deficit was $89.8 million. While we have experienced significant growth over recent quarters and our net income was $28.4 million in 2009, we may not be able to sustain or increase our growth or profitability in the future. Net income for 2009 included a discrete tax benefit of approximately $26.0 million as a result of a reduction of our net deferred tax assets valuation allowance. We expect to make significant future expenditures related to the development and expansion of our business. In addition, following the completion of this offering, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. As a result of these increased expenditures and expenses, we will need to generate and sustain increased revenue to achieve future profitability expectations. We may incur significant losses in the future for a number of reasons, including the other risks and uncertainties described in this prospectus. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our growth expectations are not met in future periods, our financial performance will be affected adversely.

If we are unable to manage the growth of our diverse and complex operations, our financial performance may suffer.

The growth in the size, complexity and diversity of our business and the expansion of our product lines and customer base has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We have experienced rapid growth over the past three years. We increased our number of employees from 532 as of December 31, 2006 to 1,141 as of December 31, 2009 and our number of on demand customers from 1,469 as of December 31, 2006 to 5,032 as of December 31, 2009. We increased the number of product centers that we offer from 20 as of December 31, 2006 to 41 as of December 31, 2009. In addition, in the past, we have grown and expect to continue to grow through acquisitions. For example, we recently acquired the assets of Domin-8 Enterprise Solutions, Inc., which was a holding company for several on premise property management systems. Our ability to effectively manage our anticipated future growth will depend on, among other things, the following:

•	successfully supporting and maintaining a broad range of solutions;

•	maintaining continuity in our senior management and key personnel;

•	attracting, retaining, training and motivating our employees, particularly technical, customer service and sales personnel;

•	enhancing our financial and accounting systems and controls;

•	enhancing our information technology infrastructure; and

•	managing expanded operations in geographically dispersed locations.

If we do not manage the size, complexity and diverse nature of our business effectively, we could experience delayed software releases and longer response times for assisting our customers with implementation of our solutions and could lack adequate resources to support our customers on an ongoing basis, any of which could adversely affect our reputation in the market and our ability to generate revenue from new or existing customers.

The nature of our platform is complex and highly integrated and if we fail to successfully manage releases or integrate new solutions, it could harm our revenues, operating income and reputation.

We manage a complex platform of solutions that consists of our property management systems and integrated software-enabled value-added services. Many of our solutions include a large number of product centers that are highly integrated and require interoperability with each other and our other solutions, as well as products and services of third-party service providers. Additionally, we typically deploy new releases of the software underlying our on demand software solutions on a monthly or quarterly schedule depending on the solution. Due to this complexity and the condensed development cycles under which we operate, we may experience errors in our software or unexpected performance issues from time to time. For example, our solutions may face interoperability difficulties with software operating systems or programs being used by our customers, or new releases, upgrades, fixes or the integration of acquired technologies may have unanticipated consequences on the operation and performance of our other solutions. If we encounter integration challenges or discover errors in our solutions late in our development cycle, it may cause us to delay our launch dates. Any major integration or interoperability issues or launch delays could have a material adverse effect on our revenues, operating income and reputation.

Our business depends substantially on customers renewing and expanding their subscriptions for our solutions and any increase in customer cancellations or decline in customer renewals or expansions would harm our future operating results.

We generally license our solutions pursuant to customer agreements with a term of one year. Our customers have no obligation to renew these agreements after their term expires, or to renew these agreements at the same or higher annual contract value. In addition, under specific circumstances, our customers have the right to cancel their customer agreements before they expire, for example, in the event of an uncured breach by us, or in some circumstances, by paying a cancellation fee. In addition, customers often purchase a higher level of professional services in the initial term than they do in renewal terms to ensure successful activation. As a result, our ability to grow is dependent in part on customers purchasing additional solutions or professional services after the initial term of their customer agreement. Though we maintain and analyze historical data with respect to rates of customer renewals, upgrades and expansions, those rates may not accurately predict future trends in customer renewals. Our customers’ renewal rates may decline or fluctuate for a number of reasons, including, but not limited to, their satisfaction or dissatisfaction with our solutions, our pricing, our competitors’ pricing, reductions in our customers’ spending levels or reductions in the number of units managed by our customers. If our customers cancel their agreements with us during their term, do not renew their agreements, renew on less favorable terms or do not purchase additional solutions or professional services in renewal periods, our revenue may grow more slowly than expected or decline and our profitability may be harmed.

Additionally, we have experienced, and expect to continue to experience, some level of customer turnover as properties are sold and the new owners and managers of properties previously owned or managed by our customers do not continue to use our solutions. We cannot predict the amount of customer turnover we will experience in the future. However, we have experienced slightly higher rates of customer turnover with our recently acquired Propertyware property management system, primarily because it serves smaller properties than our OneSite property management system, and we may experience higher levels of customer turnover to the extent Propertyware grows as a percentage of our revenues. If we experience increased customer turnover, our financial performance and operating results could be adversely affected.

We have also experienced, and expect to continue to experience, some number of consolidations of our customers with other parties. If one of our customers consolidates with a party who is not a customer, our customer may decide not to continue to use our solutions. In addition, if one of our customers is consolidated with another customer, the acquiring customer may have negotiated lower prices for our solutions or may use fewer of our solutions than the acquired customer. In each case, the consolidated entity may attempt to negotiate lower prices for using our solutions as a result of their increased size. These consolidations may cause us to lose customers or require us to reduce prices as a result of enhanced customer leverage, which could cause our financial performance and operating results to be adversely affected.

Because we recognize subscription revenue over the term of the applicable customer agreement, a decline in subscription renewals or new service agreements may not be reflected immediately in our operating results.

We generally recognize revenue from customers ratably over the terms of their customer agreements, which are typically one year. As a result, much of the revenue we report in each quarter is deferred revenue from customer agreements entered into during previous quarters. Consequently, a decline in new or renewed customer agreements in any one quarter will not be fully reflected in our revenue or our results of operations until future periods. Accordingly, this revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We may not be able to continue to add new customers and retain and increase sales to our existing customers, which could adversely affect our operating results.

Our revenue growth is dependent on our ability to continually attract new customers while retaining and expanding our service offerings to existing customers. Growth in the demand for our solutions may be inhibited and we may be unable to sustain growth in our customer base for a number of reasons, including, but not limited to:

•	our inability to market our solutions in a cost-effective manner to new customers or in new vertical or geographic markets;

•	our inability to expand our sales to existing customers;

•	our inability to build and promote our brand; and

•	perceived security, reliability, quality or compatibility problems with our solutions.

A substantial amount of our past revenue growth was derived from purchases of upgrades and additional solutions by existing customers. Our costs associated with increasing revenue from existing customers are generally lower than costs associated with generating revenue from new customers. Therefore, a reduction in the rate of revenue increase from our existing customers, even if offset by an increase in revenue from new customers, could reduce our profitability and have a material adverse effect on our operating results.

If we are not able to integrate past or future acquisitions successfully, our operating results and prospects could be harmed.

We have acquired new technology and domain expertise through multiple acquisitions, including our most recent acquisition of assets from Domin-8 Enterprise Solutions, Inc. in February 2010. We expect to continue making acquisitions. The success of our future acquisition strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions. Acquisitions are inherently risky, and any acquisitions we complete may not be successful. Any acquisitions we pursue would involve numerous risks, including the following:

•	difficulties in integrating and managing the operations and technologies of the companies we acquire;

•	diversion of our management’s attention from normal daily operations of our business;

•	our inability to maintain the key employees, the key business relationships and the reputations of the businesses we acquire;

•	insufficient revenue to offset our increased expenses associated with acquisitions;

•	our responsibility for the liabilities of the businesses we acquire, including, without limitation, liabilities arising out of their failure to maintain effective data security and privacy controls prior to the acquisition;

•	difficulties in complying with new regulatory standards to which we were not previously subject;

•	delays in our ability to implement internal standards, controls, procedures and policies in the businesses we acquire; and

•	adverse effects of acquisition activity on the key performance indicators we use to monitor our performance as a business.

Our current acquisition strategy includes the acquisition of companies that offer property management systems that may not interoperate with our software-enabled value-added services. In order to integrate and fully realize the benefits of such acquisitions, we expect to build application interfaces that enable such customers to use a wide range of our solutions while they continue to use their legacy management systems. In addition, over time we expect to migrate the acquired company’s customers to our on demand property management systems to retain them as customers and to be in a position to offer them our solutions on a cost-effective basis. These efforts may be unsuccessful or entail costs that result in losses or reduced profitability.

We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us, or at all. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will likely experience ownership dilution, and if we finance future acquisitions with debt funding, we will incur interest expense and may have to comply with additional financing covenants or secure that debt obligation with our assets.

If we are unable to successfully develop or acquire and sell enhancements and new solutions, our revenue growth will be harmed and we may not be able to meet profitability expectations.

The industry in which we operate is characterized by rapidly changing customer requirements, technological developments and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to successfully develop, bring to market and sell enhancements to our existing solutions and new solutions that effectively respond to the rapid changes in our industry. Any enhancements or new solutions that we develop or acquire may not be introduced to the market in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate the revenue required to offset the operating expenses and capital expenditures related to development or acquisition. If we are unable to timely develop or acquire and sell enhancements and new solutions that keep pace with the rapid changes in our industry, our revenue will not grow as expected and we may not be able to maintain or meet profitability expectations.

We derive a substantial portion of our revenue from a limited number of our solutions and failure to maintain demand for these solutions or diversify our revenue base through increasing demand for our other solutions could negatively affect our operating results.

Historically, a majority of our revenue was derived from sales of our OneSite property management system and our LeasingDesk software-enabled value-added service. If we are unable to develop enhancements to these solutions to maintain demand for these solutions or to diversify our revenue base by increasing demand for our other solutions, our operating results could be negatively impacted.

We use a small number of data centers to deliver our solutions. Any disruption of service at our facilities could interrupt or delay our customers’ access to our solutions, which could harm our operating results.

The ability of our customers to access our service is critical to our business. We currently serve a majority of our customers from a primary data center located in Carrollton, Texas. We also maintain a secondary data center in downtown Dallas, Texas, approximately 20 miles from our primary data center. Services of our most recent acquisitions are provided from data centers located in Wisconsin, Ohio, Texas and Winnipeg, Canada. It is our intent to migrate all data centers to our primary and secondary data centers in Carrollton and Dallas. Any event resulting in extended interruption or delay in our customers’ access to our services or their data could harm our operating results. There can be no certainty that the measures we have taken to eliminate single points of failure in the primary and secondary data centers will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation:

•	extended power loss;

•	telecommunications failures from multiple telecommunication providers;

•	natural disaster or an act of terrorism;

•	software and hardware errors, or failures in our own systems or in other systems;

•	network environment disruptions such as computer viruses, hacking and similar problems in our own systems and in other systems;

•	theft and vandalism of equipment; and

•	actions or events caused by or related to third parties.

The occurrence of an extended interruption of services at one or more of our data centers could result in lengthy interruptions in our services. Since January 1, 2007, we have experienced two extended service interruptions lasting more than eight hours caused by equipment and hardware failures. Our service level agreements require us to refund a prorated portion of the access fee if we fail to satisfy our service level commitments related to availability. Refunds for breach of this service level commitment have resulted in immaterial payments to customers in the past. An extended service outage could result in refunds to our customers and harm our customer relationships.

We attempt to mitigate these risks through various business continuity efforts, including redundant infrastructure, 24 x 7 x 365 system activity monitoring, backup and recovery procedures, use of a secure off-site storage facility for backup media, separate test systems and change management and system security measures, but our precautions may not protect against all potential problems. Our secondary data center is equipped with physical space, power, storage and networking infrastructure and Internet connectivity to support the solutions we provide in the event of the interruption of services at our primary data center. Even with this secondary data center, however, our operations would be interrupted during the transition process should our primary data center experience a failure. Moreover, both our primary and secondary data centers are located in the greater metropolitan Dallas area. As a result, any regional disaster could affect both data centers and result in a material disruption of our services.

For customers who specifically pay for accelerated disaster recovery services, we replicate their data from our primary data center to our secondary data center with the necessary stand-by servers and disk storage available to provide services within two hours of a disaster. This process is currently audited by some of our customers who pay for this service on an annual basis. For customers who do not pay for such services, our current service level agreements with our customers require that we provide disaster recovery within 72 hours.

Disruptions at our data centers could cause disruptions in our services and data loss or corruption. This could damage our reputation, cause us to issue credits to customers, subject us to potential liability or costs related to defending against claims or cause customers to terminate or elect not to renew their agreements, any of which could negatively impact our revenues.

We provide service level commitments to our customers, and our failure to meet the stated service levels could significantly harm our revenue and our reputation.

Our customer agreements provide that we maintain certain service level commitments to our customers relating primarily to product functionality, network uptime, critical infrastructure availability and hardware replacement. For example, our service level agreements generally require that our solutions are available 98% of the time during coverage hours (normally 6:00 a.m. though 10:00 p.m. Central time daily) 365 days per year. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide customers with refunds or credits. Additionally, if we fail to meet our service level commitments a specified number of times within a given time frame or for a specified duration, our customers may terminate their agreement with us or extend the term of their agreement at no additional fee. As a result, a failure to deliver services for a relatively short duration could cause us to issue credits or refunds to a large number of affected customers or result in the loss of customers. In addition, we cannot assure you that our customers will accept these credits, refunds, termination or extension rights in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. Because of the loss of future revenues through the issuance of credits or the loss of customers or other potential liabilities, our revenue could be significantly impacted if we cannot meet our service level commitments to our customers.

We face intense competitive pressures and our failure to compete successfully could harm our operating results.

The market for our solutions is intensely competitive, fragmented and rapidly changing with relatively low barriers to entry. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Increased competition generally could result in pricing pressures, reduced sales and reduced margins. Often we compete to sell our solutions against existing systems that our potential customers have already made significant expenditures to install.

We face competition primarily from point solution providers, including traditional software vendors, application service providers, or ASPs, and other software as a service, or SaaS, providers. Our competitors vary depending on our product and service. Our principal competitors in the multi-family enterprise resource planning, or ERP, market are AMSI Property Management (owned by Infor Global Solutions, Inc.), MRI Software LLC and Yardi Systems, Inc. These competitors offer both software and ASP delivery platforms. In the last 12 months Yardi Systems, Inc. has expanded into other competitive areas through smaller acquisitions and internally developed systems. In the single-family market, our ERP systems compete primarily with AppFolio, Inc.

We offer a number of software-enabled value-added services that compete with a disparate and large group of competitors. In the applicant screening market, our principal competitors are ChoicePoint Inc. (a subsidiary of Reed Elsevier Group plc), First Advantage Corporation (a subsidiary of The First American Corporation), TransUnion Rental Screening Solutions, Inc. (a subsidiary of TransUnion LLC) and Yardi Systems, Inc. (following its recent acquisition of RentGrow Inc., an applicant screening provider). In the insurance market, our principal competitors are Assurant, Inc. and a number of national insurance underwriters (including GEICO Corporation) that market renters insurance. There are many smaller screening and insurance providers in the risk mitigation area that we encounter less frequently, but they nevertheless present a competitive presence in the market.

In the customer relationship management, or CRM, market, we compete with providers of contact center and call tracking services, including Call Source Inc., Level One, Inc., Yardi Systems, Inc. (which recently announced its intention to build a call center) and numerous regional and local call centers. In addition, we compete with lead tracking solution providers, including Call Source Inc., eReal Estate Integration, Inc., Lead Tracking Solutions (a division of O.C. Concepts, Inc.) and Who’s Calling, Inc. In addition, we compete with content syndications and reservations systems offered by eReal Estate Integration, Inc. and Realty DataTrust Corporation. Finally, we compete with companies providing web portal services, including Apartments24-7.com, Inc., Ellipse Communications, Inc., Property Solutions International, Inc., Spherexx.com and Yardi Systems, Inc. Certain Internet listing services also offer websites for their customers, usually as a free value add to their listing service.

In the utility billing market, we compete at a national level with American Utility Management, Inc., Conservice, LLC, ista North America, Inc., NWP Services Corporation and Yardi Systems, Inc. (following its recent acquisition of Energy Billing Systems, Inc.). Many other smaller utility billing companies compete for smaller rental properties or in regional areas.

In the revenue management market, we compete with PROS Holdings, Inc., The Rainmaker Group, Inc. and Yardi Systems, Inc.

In the payment processing market, we compete with Chase Paymentech Solutions, LLC (a subsidiary of JPMorgan Chase & Co.), First Data Corporation, Fiserv, Inc., MoneyGram International, Inc., NWP Services Corporation, Property Solutions International, Inc., RentPayment.com (a subsidiary of Yapstone, Inc.), Yardi Systems, Inc. and a number of national banking institutions.

In addition, many of our existing or potential customers have developed or may develop their own solutions that may be competitive with our solutions. We also may face competition for potential acquisition targets from our competitors who are seeking to expand their offerings.

With respect to all of our competitors, we compete based on a number of factors, including total cost of ownership, ease of implementation, product functionality and scope, performance, security, scalability and reliability of service, brand and reputation, sales and marketing capabilities and financial resources. Some of our existing competitors and new market entrants may enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, a larger installed customer base and larger marketing budgets, as well as greater financial, technical and other resources. In addition, any number of our existing competitors or new market entrants could combine or consolidate to become a more formidable competitor with greater resources. As a result of such competitive advantages, our existing and future competitors may be able to:

•	develop superior products or services, gain greater market acceptance and expand their offerings more efficiently or more rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisition and other opportunities more readily;

•	adopt more aggressive pricing policies and devote greater resources to the promotion of their brand and marketing and sales of their products and services; and

•	devote greater resources to the research and development of their products and services.

If we are not able to compete effectively, our operating results will be harmed.

We integrate our software-enabled value-added services with competitive ERP applications for some of our customers. We also provide services to assist in the implementation, training, support and hosting with respect to the integration of some of our competitors’ applications with our solutions. We sometimes rely on the cooperation of our competitors to implement solutions for our customers. However, frequently our reliance on the cooperation of our competitors can result in delays in integration. There is no assurance that our competitors, even if contractually obligated to do so, will continue to cooperate with us or will not prospectively alter their obligations to do so. We also occasionally develop interfaces between our software-enabled value-added services and competitor ERP systems without their cooperation or consent. There is no assurance that our competitors will not alter their applications in ways that inhibit integration or assert that their intellectual property rights restrict our ability to integrate our solutions with their applications. If our competitors do not continue to cooperate with us or if they alter their applications in ways that inhibit or restrict the integration of our solutions and we are not able to find alternative ways to integrate our solutions with our competitors’ applications, our business will be harmed.

Variability in our sales and activation cycles could result in fluctuations in our quarterly results of operations and cause our stock price to decline.

The sales and activation cycles for our solutions, from initial contact with a potential customer to contract execution and activation, vary widely by customer and solution. We do not recognize revenue until the solution is activated. While most of our activations follow a set of standard procedures, a customer’s priorities may delay activation and our ability to recognize revenue, which could result in fluctuations in our quarterly operating results.

Many of our customers are price sensitive, and if market dynamics require us to change our pricing model or reduce prices, our operating results will be harmed.

Many of our existing and potential customers are price sensitive, and recent adverse global economic conditions have contributed to increased price sensitivity in the multi-family housing market and the other markets that we serve. As market dynamics change, or as new and existing competitors introduce more competitive pricing or pricing models, we may be unable to renew our agreements with existing customers or customers of the businesses we acquire or attract new customers at the same price or based on the same pricing model as previously used. As a result, it is possible that we may be required to change our pricing model, offer price incentives or reduce our prices, which could harm our revenue, profitability and operating results.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be harmed.

We continue to be substantially dependent on our sales force to obtain new customers and to sell additional solutions to our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Material defects or errors in the software we use to deliver our solutions could harm our reputation, result in significant costs to us and impair our ability to sell our solutions.

The software applications underlying our solutions are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects in the software applications underlying our solutions and new errors in our existing solutions may be detected in the future. Any errors or defects that cause performance problems or service interruptions could result in:

•	a reduction in new sales or subscription renewal rates;

•	unexpected sales credits or refunds to our customers, loss of customers and other potential liabilities;

•	delays in customer payments, increasing our collection reserve and collection cycle;

•	diversion of development resources and associated costs;

•	harm to our reputation and brand; and

•	unanticipated litigation costs.

Additionally, the costs incurred in correcting defects or errors could be substantial and could adversely affect our operating results.

Failure to effectively manage the development of our solutions and data processing efforts outside the United States could harm our business.

Our success depends, in part, on our ability to process high volumes of customer data and enhance existing solutions and develop new solutions rapidly and cost effectively. We currently maintain an office in Hyderabad, India where we employ development and data processing personnel. We believe that performing these activities in Hyderabad increases the efficiency and decreases the costs of our development and data processing efforts. Managing and staffing international operations requires management’s attention and financial resources. The level of cost-savings achieved by our international operations may not exceed the amount of investment and additional resources required to manage and operate these international operations. Additionally, if we experience problems with our workforce or facilities in Hyderabad, our business could be harmed due to delays in product release schedules or data processing services.

We rely on third-party technologies and services that may be difficult to replace or that could cause errors, failures or disruptions of our service, any of which could harm our business.

We rely on a number of third-party providers, including, but not limited to, computer hardware and software vendors and database providers, to deliver our solutions. We currently utilize equipment, software and services from Avaya Inc., Cisco Systems, Inc., Dell Inc., EMC Corporation, Microsoft Corporation, Oracle Corporation and salesforce.com, inc., as well as many other smaller providers. Our OneSite Accounting service relies on a SaaS-based accounting system developed and maintained by a third-party service provider. We host this application in our data centers and provide supplemental development resources to extend this accounting system to meet the unique requirements of the rental housing industry. Our shared cloud portfolio reporting service will utilize software licensed from IBM. We expect to utilize additional service providers as we expand our platform. Although the third-party technologies and services that we require are generally commercially available from a number of providers, such technologies and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of these technologies or services could result in delays in the provisioning of our solutions until alternative technology is either developed by us, or, if available, is identified, obtained and integrated, and such delays could harm our business. It also may be time consuming and costly to enter into new relationships. Additionally, any errors or defects in the third-party technologies we utilize or delays or interruptions in the third-party services we rely on could result in errors, failures or disruptions of our services, which also could harm our business.

We depend upon third-party service providers for important payment processing functions. If these third-party service providers do not fulfill their contractual obligations or choose to discontinue their services, our business and operations could be disrupted and our operating results would be harmed.

We rely on several large payment processing organizations to enable us to provide payment processing services to our customers, including electronic funds transfers, or EFT, check services, bank card authorization, data capture, settlement and merchant accounting services and access to various reporting tools. These organizations include Paymentech, LLC, Jack Henry & Associates, Inc., JPMorgan Chase Bank, N.A. and Wells Fargo, N.A. We also rely on third-party hardware manufacturers to manufacture the check scanning hardware our customers utilize to process transactions. Some of these organizations and service providers are competitors who also directly or indirectly sell payment processing services to customers in competition with us. With respect to these organizations and service providers, we have significantly less control over the systems and processes than if we were to maintain and operate them ourselves. In some cases, functions necessary to our business are performed on proprietary third-party systems and software to which we have no access. We also generally do not have long-term contracts with these organizations and service providers. Accordingly, the failure of these organizations and service providers to renew their contracts with us or fulfill their contractual obligations and perform satisfactorily could result in significant disruptions to our operations and adversely affect operating results. In addition, businesses that we have acquired, or may acquire in the future, typically rely on other payment processing service providers. We may encounter difficulty converting payment processing services from these service providers to our payment processing platform. If we are required to find an alternative source for performing these functions, we may have to expend significant money, time and other resources to develop or obtain an alternative, and if developing or obtaining an alternative is not accomplished in a timely manner and without significant disruption to our business, we may be unable to fulfill our responsibilities to customers or meet their expectations, with the attendant potential for liability claims, damage to our reputation, loss of ability to attract or maintain customers and reduction of our revenue or profits.

We face a number of risks in our payment processing business that could result in a reduction in our revenues and profits.

In connection with our payment processing services, we collect resident funds and subsequently remit these resident funds to our customers after varying holding periods. These funds are settled through our sponsor bank, and in the case of EFT, our Originating Depository Financial Institution, or ODFI. Currently, we rely on Wells Fargo, N.A. and JPMorgan Chase Bank, N.A. as our sponsor banks. In 2010, we expect to enter into similar sponsor bank relationships with one or more other national banking institutions. The custodial balances that we hold for our customers at our sponsor bank are identified in our consolidated balance sheets as restricted cash and the corresponding liability for these custodial balances is identified as customer deposits. Our payment processing business and related maintenance of custodial accounts subjects us to a number of risks, including, but not limited to:

•	liability for customer costs related to disputed or fraudulent merchant transactions if those amounts exceed the amount of the customer reserves we have established to make such payments;

•	limits on the amount of custodial balances that any single ODFI will underwrite;

•	reliance on bank sponsors and card payment processors and other service providers to process bank card transactions;

•	failure by us or our bank sponsors to adhere to applicable laws and regulatory requirements or the standards of the Visa and MasterCard credit card associations;

•	incidences of fraud or a security breach or our failure to comply with required external audit standards; and

•	our inability to increase our fees at times when Visa and MasterCard increase their merchant transaction processing fees.

If any of these risks related to our payment processing business were to occur, our business or financial results could be negatively affected. Additionally, with respect to the processing of EFTs, we are exposed to financial risk. EFTs between a resident and our customer may be returned for insufficient funds, or NSFs, or rejected. These NSFs and rejects are charged back to the customer by us. However, if we or our sponsor banks are unable to collect such amounts from the customer’s account or if the customer refuses or is unable to reimburse us for the chargeback, we bear the risk of loss for the amount of the transfer. While we have not experienced material losses resulting from chargebacks in the past, there can be no assurance that we will not experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our customers may adversely affect our financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our customers’ or their residents’ data, we may incur significant liabilities, our solutions may be perceived as not being secure and customers may curtail or stop using our solutions.

The solutions we provide involve the collection, storage and transmission of confidential personal and proprietary information regarding our customers and our customers’ current and prospective residents. Specifically, we collect, store and transmit a variety of customer data including, but not limited to, the demographic information and payment histories of our customers’ prospective and current residents. Additionally, we collect and transmit sensitive financial data such as credit card and bank account information. If our security measures are breached as a result of third-party actions or any employees’ or contractors’ errors or malfeasance or otherwise, and someone obtains unauthorized access to this information, we could incur significant liability to our customers and to their prospective or current residents or significant fines and sanctions by processing networks or governmental bodies, any of which could result in harm to our business and damage to our reputation.

We also rely upon our customers as users of our system to promote security of the system and the data within it, such as administration of customer-side access credentialing and control of customer-side display of data. On occasion, our customers have failed to perform these activities in such a manner as to prevent unauthorized access to data. To date, these breaches have not resulted in claims against us or in material harm to our business, but we cannot be certain that the failure of our customers in future periods to perform these activities will not result in claims against us, which could expose us to potential litigation and harm to our reputation.

There can be no certainty that the measures we have taken to protect the privacy and integrity of our customers’ and their current or prospective residents’ data are adequate to prevent or remedy unauthorized access to our system. Because techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. Experienced computer programmers seeking to intrude or cause harm, or hackers, may attempt to penetrate our service infrastructure from time to time. Although we have not experienced any material security breaches to date, a hacker who is able to penetrate our service infrastructure could misappropriate proprietary or confidential information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers, and we may not have a timely remedy against a hacker who is able to penetrate our service infrastructure. In addition to purposeful breaches, the inadvertent transmission of computer viruses could expose us to security risks. If an actual or perceived breach of our security occurs or if our customers and potential customers perceive vulnerabilities, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

If we are unable to cost-effectively scale or adapt our existing architecture to accommodate increased traffic, technological advances or changing customer requirements, our operating results could be harmed.

As we continue to increase our customer base, the number of users accessing our on demand software solutions over the Internet will continue to increase. Increased traffic could result in slow access speeds. Since our customer agreements typically include service availability commitments, slow access speeds or our failure to accommodate increased traffic could result in breaches of our customer agreements. In addition, the market for our solutions is characterized by rapid technological advances and changes in customer requirements. In order to accommodate increased traffic and respond to technological advances and evolving customer requirements, we expect that we will be required to make future investments in our network architecture. If we do not implement future upgrades to our network architecture cost-effectively, or if we experience prolonged delays or unforeseen difficulties in connection with upgrading our network architecture, our service quality may suffer and our operating results could be harmed.

Because certain solutions we provide depend on access to customer data, decreased access to this data or the failure to comply with applicable privacy laws and regulations or address privacy concerns applicable to such data could harm our business.

Certain of our solutions depend on our continued access to our customers’ data regarding their prospective and current residents, including data compiled by other third-party service providers who collect and store data on behalf of our customers. Federal and state governments and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use and disclosure of such data. Any decrease in the availability of such data from our customers, or other third parties that collect and store such data on behalf of our customers, and the costs of compliance with, and other burdens imposed by, applicable legislative and regulatory initiatives may limit our ability to collect, aggregate or use this data. Any limitations on our ability to collect, aggregate or use such data could reduce demand for certain of our solutions. Additionally, any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy laws, regulations and policies, could result in liability to us or damage to our reputation and could inhibit sales and market acceptance of our solutions and harm our business.

The market for on demand software solutions in the rental housing industry is new and continues to develop, and if it does not develop further or develops more slowly than we expect, our business will be harmed.

The market for on demand software solutions in the rental housing industry delivered via the Internet through a web browser is rapidly growing but still relatively immature compared to the market for traditional on premise software installed on a customer’s local personal computer or server. It is uncertain whether the on demand delivery model will achieve and sustain high levels of demand and market acceptance, making our business and future prospects difficult to evaluate and predict. While our existing customer base has widely accepted this new model, our future success will depend, to a large extent, on the willingness of our potential customers to choose on demand software solutions for business processes that they view as critical. Many of our potential customers have invested substantial effort and financial resources to integrate traditional enterprise software into their businesses and may be reluctant or unwilling to switch to on demand software solutions. Some businesses may be reluctant or unwilling to use on demand software solutions because they have concerns regarding the risks associated with security capabilities, reliability and availability, among other things, of the on demand delivery model. If potential customers do not consider on demand software solutions to be beneficial, then the market for these solutions may not further develop, or it may develop more slowly than we expect, either of which would adversely affect our operating results.

Economic trends that affect the rental housing market may have a negative effect on our business.

Our customers include a range of organizations whose success is intrinsically linked to the rental housing market. Economic trends that negatively affect the rental housing market may adversely affect our business. The recent downturn in the global economy has caused volatility in the real estate markets, generally, including the rental housing market, and increases in the rates of mortgage defaults and bankruptcy. Continued instability or downturns affecting the rental housing market may have a material adverse effect on our business, prospects, financial condition and results of operations by:

•	reducing the number of occupied sites and units on which we earn revenue;

•	preventing our customers from expanding their businesses and managing new properties;

•	causing our customers to reduce spending on our solutions;

•	subjecting us to increased pricing pressure in order to add new customers and retain existing customers;

•	causing our customers to switch to lower-priced solutions provided by our competitors or internally-developed solutions;

•	delaying or preventing our collection of outstanding accounts receivable; and

•	causing payment processing losses related to an increase in customer insolvency.

We may require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure or acquire businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Debt financing secured by us in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges or opportunities could be significantly limited.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

On September 3, 2009, we entered into a credit facility with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC) and Comerica Bank. As amended, the credit facility provides for borrowings of up to $55.0 million, including a revolving facility of up to $10.0 million, which is subject to a borrowing base and provides for a sublimit of $5.0 million for the issuance of letters of credit on our behalf, and a term loan facility of $45.0 million. At December 31, 2009, we had no outstanding indebtedness under the revolving facility and approximately $33.7 million of outstanding indebtedness under the term loan facility. On February 10, 2010, we borrowed an additional $10.0 million under the term loan facility in connection with an acquisition. Our interest expense in 2009 for the credit facility was approximately $0.9 million.

Advances under the credit facility may be voluntarily prepaid, and must be prepaid with the proceeds of certain dispositions, extraordinary receipts, indebtedness and equity, with excess cash flow and in full upon a change in control. Our lenders have waived the requirement under the credit facility that we prepay the credit facility with the proceeds of this offering. However, this waiver will expire if we do not complete this offering by December 31, 2010. Voluntary prepayments and mandatory prepayments from the proceeds of indebtedness and equity are subject to a prepayment premium of 2.0% in the first year of the credit facility, which is reduced to 1.5% in the event the credit facility is terminated and prepaid in full from the proceeds of this offering, 1.0% in the second year of the facility, 0.5% in the third year of the facility and 0% thereafter. Such prepayments will be applied first to reduce the term loan, and then to reduce availability under the revolver.

All of our obligations under the loan facility are secured by substantially all of our property. All of our existing and future domestic subsidiaries are required to guaranty our obligations under the credit facility, other than certain immaterial subsidiaries and our payment processing subsidiary, RealPage Payment Processing Services, Inc. Our foreign subsidiaries may, under certain circumstances, be required to guaranty our obligations under the credit facility. Such guarantees by existing and future subsidiaries are and will be secured by substantially all of the property of such subsidiaries.

Our credit facility contains customary covenants, which limit our and certain of our subsidiaries’ ability to, among other things:

•	incur additional indebtedness or guarantee indebtedness of others;

•	create liens on our assets;

•	enter into mergers or consolidations;

•	dispose of assets;

•	prepay indebtedness or make changes to our governing documents and certain of our agreements;

•	pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock;

•	make investments, including acquisitions;

•	enter into transactions with affiliates; and

•	make capital expenditures.

Our credit facility also contains customary affirmative covenants, including a fixed charge coverage ratio and a senior leverage ratio.

The credit facility contains customary events of default, subject to customary cure periods for certain defaults, that include, among others, non-payment defaults, covenant defaults, material judgment defaults, bankruptcy and insolvency defaults, cross-defaults to certain other material indebtedness and inaccuracy of representations and warranties.

If we experience a decline in cash flow due to any of the factors described in this “Risk Factors” section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness and meeting the financial covenants set forth in our credit facility. If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments under our credit facility, or if we fail to comply with the requirements of our indebtedness, we could default under our credit facility. Any such default that is not cured or waived could result in the acceleration of the obligations under the credit facility, an increase in the applicable interest rate under the credit facility and a requirement that our subsidiaries that have guaranteed the credit facility pay the obligations in full, and would permit our lender to exercise remedies with respect to all of the collateral that is securing the credit facility, including substantially all of our and our subsidiary guarantors’ assets. Any such default could have a material adverse effect on our liquidity and financial condition.

Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to the business. Even if the credit facility were terminated, additional debt we could incur in the future may subject us to similar or additional covenants.

We also have substantial equipment lease obligations, which totaled approximately $2.1 million as of December 31, 2009. If we are unable to generate sufficient cash flow from our operations or cash from other sources in order to meet the payment obligations under these equipment leases, we may lose the right to possess and operate the equipment used in our business, which would substantially impair our ability to provide our solutions and could have a material adverse effect on our liquidity or results of operations.

Assertions by a third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses.

The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement, misappropriation, misuse and other violations of intellectual property rights. We have received in the past, and may receive in the future, communications from third parties claiming that we have infringed or otherwise misappropriated the intellectual property rights of others. Our technologies may not be able to withstand any third-party claims against their use. Since we currently have no patents, we may not use patent infringement as a defensive strategy in such litigation. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. If such patents are invalidated or circumvented, this may allow existing and potential competitors to develop products and services that are competitive with, or superior to, our solutions.

Many of our customer agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling or settlement related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from purchasing our solutions or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management’s attention and our financial resources. Any such litigation could force us to stop selling, incorporating or using our solutions that include the challenged intellectual property or redesign those solutions that use the technology. In addition, we may have to pay damages if we are found to be in violation of a third party’s rights. We may have to procure a license for the technology, which may not be available on reasonable terms, if at all, may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. We cannot assure you we would be able to develop alternative solutions or, if alternative solutions were developed, that they would perform as required or be accepted in the relevant markets. In some instances, if we are unable to offer non-infringing technology, or obtain a license for such technology, we will be required to refund some or the entire license fee paid for the infringing technology to our customers.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to acquired technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Any failure to protect and successfully enforce our intellectual property rights could compromise our proprietary technology and impair our brands.

Our success depends significantly on our ability to protect our proprietary rights to the technologies we use in our solutions. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which could harm our business. We rely on a combination of copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We currently have no issued patents or pending patent applications and may be unable to obtain patent protection in the future. In addition, if any patents are issued in the future, they may not provide us with any competitive advantages, may not be issued in a manner that gives us the protection that we seek and may be successfully challenged by third parties. Unauthorized parties may attempt to copy or otherwise obtain and use the technologies underlying our solutions. Monitoring unauthorized use of our technologies is difficult, and we do not know whether the steps we have taken will prevent unauthorized use of our technology. If we are unable to protect our proprietary rights, we may find ourselves at a competitive disadvantage to others who have not incurred the substantial expense, time and effort required to create similar innovative products.

We cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of our proprietary rights. If we are unable to secure new marks, maintain already existing marks and enforce the rights to use such marks against unauthorized third-party use, our ability to brand, identify and promote our solutions in the marketplace could be impaired, which could harm our business.

We customarily enter into agreements with our employees, contractors and parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, we may be required to release the source code of our software to third parties under certain circumstances. For example, some of our customer agreements provide that if we cease to maintain or support a certain solution without replacing it with a successor solution, then we may be required to release the source code of the software underlying such solution. In addition, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our legal actions being successful against these infringers, but these actions may not be successful, even when our rights have been infringed. Furthermore, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Additionally, if we sell our solutions internationally in the future, effective patent, trademark, service mark, copyright and trade secret protection may not be available or as robust in every country in which our solutions are available. As a result, we may not be able to effectively prevent competitors outside the United States from infringing or otherwise misappropriating our intellectual property rights, which could reduce our competitive advantage and ability to compete or otherwise harm our business.

Current and future litigation against us could be costly and time consuming to defend.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, including claims brought by our customers in connection with commercial disputes, claims brought by our customers’ current or prospective residents, including potential class action lawsuits based on asserted statutory or regulatory violations, and employment claims made by our current or former employees. Litigation, regardless of its outcome, may result in substantial costs and may divert management’s attention and our resources, which may harm our business, overall financial condition and operating results. In addition, legal claims that have not yet been asserted against us may be asserted in the future. Insurance may not cover such claims, may not be sufficient for one or more such claims and may not continue to be available on terms acceptable to us, or at all. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results.

On June 15, 2009, a prospective resident of one of our customers filed a class action lawsuit styled Minor v. RealPage, Inc. against us in the U.S. District Court for the Central District of California, which was transferred to the United States District Court for the Eastern District of Texas (No. 4:09CV-00439). The plaintiff has alleged two individual claims and three class-based causes of action against us. Individually, the plaintiff alleges that we (i) willfully failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports as required by 15 U.S.C. § 1681e(b) and, in the alternative, (ii) negligently (within the meaning of 15 U.S.C. § 1681o(a)) failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports, as required by 15 U.S.C. § 1681e(b), in each case stemming from our provision of a report that allegedly included inaccurate criminal conviction information. The plaintiff seeks actual, statutory and punitive damages on her individual claims. In her capacity as the putative class representative, the plaintiff also alleges that we: (i) willfully failed to provide legally mandated disclosures upon a consumer’s request inconsistent with 15 U.S.C. § 1681g; (ii) willfully failed to provide prompt notice of consumers’ disputes to the data furnishers who provided us with the information whose accuracy was in question, as required by 15 U.S.C. § 1681i(a)(2); and (iii) willfully failed to provide prompt notice of consumers’ disputes to the consumer reporting agencies providing us with the information whose accuracy was in question, as required by 15 U.S.C. § 1681i(f). She seeks statutory and punitive damages, a declaration that our practices and procedures are in violation of the Fair Credit Reporting Act and attorneys’ fees and costs. Because this lawsuit is at an early stage, it is not possible to predict its outcome. We believe that we have meritorious defenses to the claims in this case and intend to defend it vigorously. See “Business — Legal Proceedings” for further information regarding this claim.

On March 4, 2008, we were named as a defendant in a class action lawsuit styled Taylor, et al. v. Acxiom Corp., et al. filed in the U.S. District Court for the Eastern District of Texas (No. 2:07-CV-00001). Plaintiffs alleged that we obtained and held motor vehicle records in bulk from the State of Texas, an allegedly improper purpose in violation of the federal Driver’s Privacy Protection Act, or the DPPA. In addition, the plaintiffs alleged that we obtained these records for the purpose of re-selling them, another allegedly improper purpose in violation of the DPPA. Plaintiffs further purported to represent a putative class of approximately 20.0 million individuals affected by the defendants’ alleged DPPA violations. They sought statutory damages of $2,500 per each violation of the DPPA, punitive damages and an order requiring defendants to destroy information obtained in violation of the DPPA. In September 2008, the Eastern District of Texas dismissed plaintiffs’ complaint for failure to state a claim. The plaintiffs subsequently appealed the dismissal to the U.S. Court of Appeals for the Fifth Circuit. In November 2009, the Fifth Circuit heard oral argument on the appeal. A decision has not yet been rendered. We believe that the claims are without merit, but there are no assurances as to the outcome of the litigation. See “Business — Legal Proceedings” for further information regarding this claim.

In March 2010, the District Attorney of Ventura County, California issued an administrative subpoena to us seeking certain information related to our provision of utility billing services in the State of California. A representative of the District Attorney has informed us that the subpoena was issued in connection with a general investigation of industry practices with respect to utility billing in California. Utility billing in California is subject to regulation by state law and various state administrative agencies, including the California Public Utility Commission, or the CPUC, and the Division of Weights and Measures, or the DWM. We have provided the District Attorney with the information requested in the subpoena. As of April 28, 2010, the District Attorney’s office has not initiated an administrative or other enforcement action against us, nor have they asserted any violations of the applicable regulations by us. Given the early stage of this investigation, it is difficult to predict its outcome and whether the District Attorney will pursue an administrative or other enforcement action against us in the State of California and what the result of any such action would be. However, penalties or assessments of violations of regulations promulgated by the CPUC or DWM may be calculated on a per occurrence basis. Due to the large number of billing transactions we process for our customers in California, our potential liability in an enforcement action could be significant. If the District Attorney ultimately pursues an administrative or other enforcement action against us, we believe that we have meritorious defenses to the potential claims and would defend them vigorously. However, even if we were successful in defending against such claims, the proceedings could result in significant costs and divert management’s attention. See “Business — Legal Proceedings” for further information regarding this claim.

We could be sued for contract or product liability claims, and such lawsuits may disrupt our business, divert management’s attention and our financial resources or have an adverse effect on our financial results.

We provide warranties to customers of certain of our solutions relating primarily to product functionality, network uptime, critical infrastructure availability and hardware replacement. General errors, defects, inaccuracies or other performance problems in the software applications underlying our solutions or inaccuracies in the data we provide to our customers could result in financial or other damages to our customers. There can be no assurance that any limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions, in amounts and under terms that we believe are appropriate. There can be no assurance that this coverage will continue to be available on terms acceptable to us, or at all, or in sufficient amounts to cover one or more large product liability claims, or that the insurer will not deny coverage for any future claim. The successful assertion of one or more large product liability claims against us that exceeds available insurance coverage, could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to develop our brands cost-effectively, our financial condition and operating results could be harmed.

We market our solutions under discrete brand names. We believe that developing and maintaining awareness of our brands is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers and retaining our existing customers. Additionally, we believe that developing these brands in a cost-effective manner is critical in meeting our expected margins. In the past, our efforts to build our brands have involved significant expenses and we intend to continue to make expenditures on brand promotion. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brands. If we fail to cost-effectively build and maintain our brands, we may fail to attract new customers or retain our existing customers, and our financial condition and results of operations could be harmed.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors. Both we and our independent auditors will be testing our internal controls in connection with the audit of our financial statements for the year ending December 31, 2011 and, as part of that testing, may identify areas for further attention and improvement. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, harm our ability to operate our business and reduce the trading price of our stock.

Changes in, or errors in our interpretations and applications of, financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices or errors in our interpretations and applications of financial accounting standards or practices may adversely affect our reported financial results or the way in which we conduct our business.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities Exchange Commission and the NASDAQ Global Market. We expect these rules and regulations to increase our legal and financial compliance costs substantially and to make some activities more time-consuming and costly. We also expect that, as a public company, it will be more expensive for us to obtain director and officer liability insurance and that it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Government regulation of the rental housing industry, including background screening services and utility billing, the Internet and e-commerce is evolving, and changes in regulations or our failure to comply with regulations could harm our operating results.

The rental housing industry is subject to extensive and complex federal, state and local regulations. Our services and solutions must work within the extensive and evolving regulatory requirements applicable to our customers and third-party service providers, including, but not limited to, those under the Fair Credit Reporting Act, the Fair Housing Act, the Deceptive Trade Practices Act, the DPPA, the Gramm-Leach-Bliley Act, the Fair and Accurate Credit Transactions Act, the Privacy Rules, Safeguards Rule and Consumer Report Information Disposal Rule promulgated by the Federal Trade Commission, or FTC, the regulations of the United States Department of Housing and Urban Development, or HUD, and complex and divergent state and local laws and regulations related to data privacy and security, credit and consumer reporting, deceptive trade practices, discrimination in housing, utility billing and energy and gas consumption. These regulations are complex, change frequently and may become more stringent over time. Although we attempt to structure and adapt our solutions and service offerings to comply with these complex and evolving laws and regulations, we may be found to be in violation. If we are found to be in violation of any applicable laws or regulations, we could be subject to administrative and other enforcement actions as well as class action lawsuits. Additionally, many applicable laws and regulations provide for penalties or assessments on a per occurrence basis. Due to the nature of our business, the type of services we provide and the large number of transactions processed by our solutions, our potential liability in an enforcement action or class action lawsuit could be significant. In addition, entities such as HUD and the FTC have the authority to promulgate rules and regulations that may impact our customers and our business. We believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personally identifiable information or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our on demand software solutions.

We deliver our on demand software solutions over the Internet and sell and market certain of our solutions over the Internet. As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. Taxation of products or services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of on demand software solutions, which could harm our business and operating results.

Our LeasingDesk insurance business is subject to governmental regulation which could reduce our profitability or limit our growth.

We hold insurance agent licenses from a number of individual state departments of insurance and are subject to state governmental regulation and supervision in connection with the operation of our LeasingDesk insurance business. This state governmental supervision could reduce our profitability or limit the growth of our LeasingDesk insurance business by increasing the costs of regulatory compliance, limiting or restricting the solutions we provide or the methods by which we provide them or subjecting us to the possibility of regulatory actions or proceedings. Our continued ability to maintain these insurance agent licenses in the jurisdictions in which we are licensed depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance agents.

In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of the activities of our LeasingDesk insurance business or otherwise be fined or penalized in a given jurisdiction. No assurances can be given that our LeasingDesk insurance business can continue to be conducted in any given jurisdiction as it has been conducted in the past.

We generate commission revenue from the insurance policies we sell as a registered insurance agent and if insurance premiums decline or if the insureds experience greater than expected losses, our revenues could decline and our operating results could be harmed.

Through our wholly owned subsidiary, Multifamily Internet Ventures LLC, a managing general insurance agency, we generate commission revenue from offering liability and renter’s insurance. Additionally, Multifamily Internet Ventures LLC has recently commenced the sale of additional insurance products, including auto and other personal lines insurance, to residents that buy renter’s insurance from us. These policies are ultimately underwritten by various insurance carriers. Some of the property owners and managers that subscribe to our solution opt to require residents to purchase rental insurance policies and agree to allow Multifamily Internet Ventures LLC to act as the exclusive insurance broker to their property. If demand for residential rental housing declines, property owners and managers may be forced to reduce their rental rates and to stop requiring the purchase of rental insurance in order to reduce the overall cost of renting. If property owners or managers cease to require renter’s insurance, elect to offer policies from competing providers or insurance premiums decline, our revenues from selling insurance policies will be adversely affected.

Additionally, one type of commission paid by insurance carriers to Multifamily Internet Ventures LLC is contingent commission, which is based on claims experienced at the properties for which the residents purchase insurance. In the event that claims by the insureds increase unexpectedly, the contingent commission we typically earn will be adversely affected. As a result, our quarterly operating results could fall below the expectations of analysts or investors, in which event our stock price may decline.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we maintain profitability.

If we are required to collect sales and use taxes on the solutions we sell in additional taxing jurisdictions, we may be subject to liability for past sales and our future sales may decrease.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and currently collect and remit sales taxes in taxing jurisdictions where we believe we are required to do so. However, additional state and/or local taxing jurisdictions may seek to impose sales or other tax collection obligations on us, including for past sales. A successful assertion that we should be collecting additional sales or other taxes on our solutions could result in substantial tax liabilities for past sales, discourage customers from purchasing our solutions or may otherwise harm our business and operating results. This risk is greater with regard to solutions acquired through acquisitions.

We may also become subject to tax audits or similar procedures in jurisdictions where we already collect and remit sales taxes. A successful assertion that we have not collected and remitted taxes at the appropriate levels may also result in substantial tax liabilities for past sales. Liability for past taxes may also include very substantial interest and penalty charges. Our customer contracts provide that our customers must pay all applicable sales and similar taxes. Nevertheless, customers may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on our solutions going forward will effectively increase the cost of such solutions to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Changes in our effective tax rate could harm our future operating results.

We are subject to federal and state income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our tax rate is affected by changes in the mix of earnings and losses in jurisdictions with differing statutory tax rates, including jurisdictions in which we have completed or may complete acquisitions, certain non-deductible expenses arising from the requirement to expense stock options and the valuation of deferred tax assets and liabilities, including our ability to utilize our net operating losses. Increases in our effective tax rate could harm our operating results.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depend on the skills, working relationships and continued services of our management team. The loss of our Chief Executive Officer or other senior executives could adversely affect our business. Our future success also will depend on our ability to attract, retain and motivate highly skilled software developers, marketing and sales personnel, technical support and product development personnel in the United States and internationally. All of our employees work for us on an at-will basis. Competition for these types of personnel is intense, particularly in the software industry. As a result, we may be unable to attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a strong corporate culture that nurtures core values and philosophies is essential to our long-term success. We call these values and philosophies the “RealPage Promise” and we seek to practice the RealPage Promise in our actions every day. The RealPage Promise embodies our corporate values with respect to customer service, investor communications, employee respect and professional development and management decision-making and leadership. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture which could negatively impact our future success.

Risks Related to this Offering and Ownership of our Common Stock

The concentration of our capital stock owned by insiders upon the completion of this offering will limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5% or greater stockholders and entities affiliated with them will together beneficially own approximately   % of our common stock following this offering, or   % if the underwriters exercise their over-allotment option in full. Further, we anticipate that Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, or entities beneficially owned by

Mr. Winn will hold an aggregate of approximately   % of our common stock following this offering, or   % if the underwriters exercise their over-allotment option in full. This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Mr. Winn, or other insider stockholders acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile and you could lose all or part of your investment.

Before this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations among us, the selling stockholders and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, including, but not limited to, those described in this “Risk Factors” section, some of which are beyond our control. Factors affecting the trading price of our common stock will include:

•	variations in our operating results or in expectations regarding our operating results;

•	variations in operating results of similar companies;

•	announcements of technological innovations, new solutions or enhancements, strategic alliances or agreements by us or by our competitors;

•	announcements by competitors regarding their entry into new markets, and new product, service and pricing strategies;

•	marketing and advertising initiatives by us or our competitors;

•	the gain or loss of customers;

•	threatened or actual litigation;

•	major changes in our board of directors or management;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any research analysts that elect to follow our common stock;

•	market conditions in our industry and the economy as a whole;

•	the overall performance of the equity markets;

•	sales of our shares of common stock by existing stockholders;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, the stock market in general, and the market for technology and specifically Internet-related companies, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may harm the market price of our common stock regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and our resources, whether or not we are successful in such litigation.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have          shares of common stock outstanding, assuming no exercise of outstanding options after December 31, 2009. The shares sold in this offering will be immediately tradable without restriction. Of the remaining shares:

•	shares will be eligible for sale immediately upon completion of this offering;

•	shares will be eligible for sale beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act.

The lock-up agreements expire 180 days after the date of this prospectus, except that the 180-day period may be extended in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event occurs within approximately 17 days prior to, or approximately 16 days after, the termination of the 180-day period. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Following this offering, holders of      % of our common stock not sold in this offering will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rule 144 and Rule 701.

After the closing of this offering, we intend to register approximately          shares of common stock that have been issued or reserved for future issuance under our stock incentive plans. Of these shares,                    shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

Because our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

We expect the initial public offering price of our common stock to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $    per share, the difference between the price you pay for our common stock and its pro forma as adjusted net tangible book value after the completion of this offering. Furthermore, investors purchasing common stock in this offering will own only approximately   % of our shares outstanding after the completion of this offering even though they will have contributed   % of the total consideration received by us in connection with our sales of common stock. After this offering, we will have an aggregate of                 shares of common stock

authorized but unissued and not reserved for issuance under our stock option plans or otherwise. We intend to continue to actively pursue strategic acquisitions. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. Following the completion of this offering, we may issue       shares of our common stock without any action or approval by our stockholders. Any issuance of shares in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds of this offering. We intend to use net proceeds of this offering to pay accumulated and unpaid dividends on our outstanding shares of Series A, Series A1 and Series B convertible preferred stock that have accrued at a rate of 8% per annum of the original issue price of each such share of preferred stock, compounded quarterly, which amounted to $      million as of          , 2010, and to repay approximately $18.2 million of our indebtedness outstanding as of December 31, 2009. Although we currently expect to apply the net proceeds from this offering primarily for working capital and general corporate purposes, which may include future investments in, or acquisitions of, complementary businesses, products or technologies, we cannot specify with certainty how we will apply these net proceeds and our use of the net proceeds of this offering may not increase the value of your investment.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

We expect that our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the completion of this offering, will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	not providing for cumulative voting in the election of directors;

•	authorizing our board of directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	prohibiting stockholder action by written consent; and

•	requiring advance notification of stockholder nominations and proposals.

These and other provisions we expect to be included in our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the completion of this offering, and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See “Description of Capital Stock — Preferred Stock” and “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock may be affected by research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you could receive a return on your investment in our common stock only if the market price of our common stock has increased when you sell your shares. In addition, the terms of our credit facilities currently restrict our ability to pay dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Executive Compensation.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market opportunity, size and growth rates, that are based on industry and government publications, reports, surveys and forecasts, including those generated by the United States Census Bureau and the National Multi Housing Council, and on assumptions that we have made that are based on that data, our review of the purchasing patterns of our existing customers with respect to our current on demand software solutions, the on demand software solutions currently utilized by our existing customers, the number of units our customers manage with these solutions and customer demand for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. With respect to information contained in industry and government publications, surveys and forecasts, we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, but we have not independently verified their data and cannot guarantee its accuracy or completeness. While we believe the market opportunity and market size information included in this prospectus is based on reasonable assumptions, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and the markets we serve are necessarily subject to a high degree of uncertainty and risk, including those described in “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds from our sale of          shares of common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $    million. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) our net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering to pay accumulated and unpaid dividends on our outstanding shares of Series A, Series A1 and Series B convertible preferred stock that have accrued at a rate of 8% per annum of the original issue price of each such share of preferred stock, compounded quarterly, which amounted to $       million as of                  , 2010, and to repay approximately $18.2 million of our indebtedness outstanding as of December 31, 2009.

The outstanding indebtedness under our unsecured subordinated promissory notes held by certain holders of our preferred stock has a stated maturity of the earlier of either October 1, 2013 for notes issued December 31, 2008 or April 1, 2014 for notes issued April 23, 2010, immediately prior to this offering or immediately prior to our acquisition by another person or the sale of all or substantially all of our assets. At December 31, 2009, we had $8.2 million of outstanding indebtedness under the unsecured subordinated promissory notes and on April 23, 2010, we issued additional unsecured promissory notes having an aggregate principal amount of approximately $0.4 million. These outstanding amounts bear interest at a per annum rate equal to 8.0%. Pursuant to the terms of our unsecured subordinated promissory notes, we will be required to repay the outstanding principal amount and all accrued and unpaid interest under our unsecured subordinated promissory notes from the net proceeds from this offering. We expect this repayment to be approximately $      million.

The outstanding indebtedness under our secured promissory notes held by HV Capital Investors, L.L.C. has a stated maturity of August 1, 2013. At December 31, 2009, we had $10.0 million of outstanding indebtedness under two secured promissory notes in principal amount of $5.0 million each. These outstanding amounts bear interest at a per annum rate equal to 13.75%, payable quarterly in arrears. We intend to use net proceeds of this offering to repay all indebtedness outstanding under one or both of our secured promissory notes. We expect this repayment to be approximately $     million.

We currently do not intend to prepay with the proceeds from this offering any additional outstanding indebtedness.

We intend to use our remaining net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds received by us from this offering for the future acquisition of, or investment in, businesses, products or technologies that enhance or add new services or additional functionality to our solutions, further solidify our market position or allow us to offer complementary products, services or technologies which we believe will further enhance our competitive position. Accordingly, our management will have broad discretion in the application of these proceeds and investors will be relying on the judgment of our management regarding their application.

Pending use of the proceeds from this offering, we intend to invest the remaining proceeds in short-term, interest-bearing investment grade securities.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities currently restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2009 on:

•	an actual basis;

•	a pro forma basis to reflect (i) the -for- reverse stock split of our common stock and convertible preferred stock to be effected prior to the completion of this offering and (ii) the conversion of all outstanding shares of our convertible preferred stock into 58,087,500 shares of our common stock upon the closing of this offering; and

•	a pro forma as adjusted basis to reflect (i) our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the application of the net proceeds from this offering as described under “Use of Proceeds.”

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted
		(unaudited)	(unaudited)
		(in thousands)

Cash and cash equivalents	$4,427	$	$

Revolving credit facility	—
Current and long term-debt(1)	$53,990
Convertible preferred stock:
Redeemable convertible preferred stock Series A and A1, $0.001 par value:
51,812,500 shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	51,786
Redeemable convertible preferred stock Series B, $0.001 par value:
3,250,000 shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	6,491
Redeemable convertible preferred stock Series C, $0.001 par value:
3,025,000 authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma; no shares authorized issued and outstanding, pro forma as adjusted	13,555

Total redeemable convertible preferred stock	$71,832	$	$

(1)	Includes capital lease obligations.

	As of December 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted
		(unaudited)	(unaudited)
		(in thousands)

Stockholders’ (deficit) equity:
Common stock, $0.001 par value per share 135,000,000 shares authorized; 53,334,684 issued and 52,921,608 outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	$53
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual or pro forma; shares authorized, no shares issued or outstanding, pro forma as adjusted
Additional paid in capital	24,206
Treasury stock	(938)
Accumulated deficit	(89,797)

Total stockholders’ (deficit) equity	(66,476)

Total capitalization	$59,346	$	$

The number of pro forma and pro forma as adjusted shares of common stock shown as issued and outstanding in the table are based on the number of shares of our common stock outstanding as of December 31, 2009 and excludes:

•	15,707,456 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 under our 1998 Stock Incentive Plan, with a weighted average exercise price of $2.16 per share;

•	150,000 shares of common stock issuable upon exercise of options outstanding as of December 31, 2009 issued to directors pursuant to stock option agreements outside of our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.00 per share;

•	1,721,000 shares of common stock issuable upon exercise of options granted in the quarter ended March 31, 2010 under our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.75 per share;

•	120,000 shares of common stock issuable upon exercise of options granted in the quarter ended March 31, 2010 to directors pursuant to stock option agreements outside of our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.75 per share.

•	shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, which will become effective in connection with this offering (including 732,285 shares of common stock reserved, as of December 31, 2009, for future issuance under our 1998 Stock Incentive Plan, which shares will be added to the shares reserved under our 2010 Equity Incentive Plan, upon its effectiveness); and

•	25,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009, with a weighted average exercise price of $1.00 per share.

A $1.00 increase or decrease in the assumed initial public offering price would result in an approximately $    million decrease or increase in each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization.

DILUTION

As of December 31, 2009, our pro forma net tangible book value (deficit) was approximately $(    ) million, or $(    ) per share of common stock. Our pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our liabilities, divided by the shares of common stock outstanding at December 31, 2009 after giving effect to the      -for-       reverse stock split of our common stock and convertible preferred stock to be effected prior to the completion of this offering and the conversion of all outstanding shares of our convertible preferred stock into 58,087,500 shares of common stock effective upon the completion of this offering. Our pro forma as adjusted net tangible book value at December 31, 2009 would have been $    million, or $    per share of common stock after giving effect to our sale of          shares of common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the front cover of this prospectus. Our pro forma as adjusted net tangible book value also assumes the deduction of (i) estimated underwriting discounts and commissions and offering expenses, (ii) the application of a portion of the proceeds of this offering to pay accumulated and unpaid dividends on our outstanding shares of Series A, Series A1 and Series B convertible preferred stock that have accrued at a rate of 8%, per annum of the original issue price of each such share of preferred stock, compounded quarterly, which amounted to $       million as of                  , 2010, and (iii) the application of a portion of the proceeds of this offering to repay approximately $18.2 million of our indebtedness outstanding as of December 31, 2009.

This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution in net tangible book value of $    per share to purchasers of common stock in this offering.

The following table illustrates this dilution:

Assumed initial offering price per share			$
Pro forma net tangible book value per share as of December 31, 2009	$(	)
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Net tangible book value dilution per share to new investors in this offering			$

If all our outstanding options and warrants had been exercised, our pro forma net tangible book value (deficit) as of December 31, 2009 would have been $(    ) million, or $(    ) per share, and the pro forma as adjusted net tangible book value after this offering would have been $    million, or $    per share, causing dilution to new investors of $       per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2009, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $      , the midpoint of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total			Average Price Per
	Number	Percent		Amount	Percent		Share

Existing stockholders	111,009,108		%	$		%	$
New investors

Totals		100.0%		$	$100.0%

The calculations in the foregoing table are based on 111,009,108 shares of our common stock as of December 31, 2009 and exclude:

•	15,707,456 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2009 under our 1998 Stock Incentive Plan, with a weighted average exercise price of $2.16 per share;

•	150,000 shares of common stock issuable upon exercise of options outstanding as of December 31, 2009 issued to directors pursuant to stock option agreements outside of our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.00 per share;

•	1,721,000 shares of common stock issuable upon exercise of options granted in the quarter ended March 31, 2010 under our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.75 per share;

•	120,000 shares of common stock issuable upon exercise of options granted in the quarter ended March 31, 2010 to directors pursuant to stock option agreements outside of our 1998 Stock Incentive Plan, with a weighted average exercise price of $3.75 per share.

•	shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan, which will become effective in connection with this offering (including 732,285 shares of common stock reserved, as of December 31, 2009, for future issuance under our 1998 Stock Incentive Plan, which shares will be added to the shares reserved under our 2010 Equity Incentive Plan, upon its effectiveness); and

•	25,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009, with a weighted average exercise price of $1.00 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our unaudited consolidated financial statements that are not included in this prospectus. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes, the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2005	2006
	(unaudited)	(unaudited)	2007	2008	2009
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue:
On demand	$21,049	$36,525	$62,592	$95,192	$128,377
On premise	17,277	15,183	11,560	7,582	3,860
Professional and other	4,801	6,937	9,429	9,794	8,665

Total revenue	43,127	58,645	83,581	112,568	140,902
Cost of revenue	29,168	29,596	35,703	46,058	58,513

Gross profit	13,959	29,049	47,878	66,510	82,389
Operating expense:
Product development	15,075	16,959	21,708	28,806	27,446
Sales and marketing	7,142	10,487	18,047	23,923	27,804
General and administrative	5,782	6,267	9,756	14,135	20,210

Total operating expense	27,999	33,713	49,511	66,864	75,460

Operating (loss) income	(14,040)	(4,664)	(1,633)	(354)	6,929
Interest expense, net	(381)	(508)	(1,510)	(2,152)	(4,528)

(Loss) income before taxes	(14,421)	(5,172)	(3,143)	(2,506)	2,401
Income tax expense (benefit)	—	—	—	703	(26,028)

Net (loss) income	$(14,421)	$(5,172)	$(3,143)	$(3,209)	$28,429

Net (loss) income attributable to common stockholders:
Basic	$(19,426)	$(10,590)	$(9,143)	$(10,658)	$10,757
Diluted	$(19,426)	$(10,590)	$(9,143)	$(10,658)	$10,757

	Year Ended December 31,
	2005	2006
	(unaudited)	(unaudited)	2007	2008	2009
	(in thousands, except per share data)

Net (loss) income per share attributable to common stockholders:
Basic	$(1.02)	$(0.53)	$(0.45)	$(0.38)	$0.22
Diluted	$(1.02)	$(0.53)	$(0.45)	$(0.38)	$0.21
Weighted average number of shares used in computing net (loss) income per share attributable to common stockholders:
Basic	19,087	20,021	20,446	27,773	47,869
Diluted	19,087	20,021	20,446	27,773	51,025
Pro forma net income per share attributable to common stockholders (unaudited)(1):
Basic	—	—	—	—	$0.27
Diluted	—	—	—	—	$0.26
Pro forma weighted average shares used in computing net income per share attributable to common stockholders (unaudited)(2):
Basic	—	—	—	—	105,957
Diluted	—	—	—	—	109,113

	As of December 31,
	2005	2006	2007
	(unaudited)	(unaudited)	(unaudited)	2008	2009
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents(3)	$5,341	$2,493	$2,731	$4,248	$4,427
Working capital, excluding deferred revenue	9,505	4,636	9,224	12,126	12,929
Total assets	27,292	32,511	59,518	102,340	142,113
Current and long-term debt(4)	3,849	6,682	23,809	48,943	53,990
Total liabilities	49,275	59,485	87,954	129,622	136,757
Preferred stock	66,514	72,300	78,534	71,675	71,832
Total stockholders’ deficit	(88,497)	(99,274)	(106,970)	(98,957)	(66,476)
Other Financial Data:
Adjusted EBITDA(5)	$(8,162)	$(692)	$5,984	$13,064	$25,593
Operating cash flow	(2,614)	969	4,441	7,962	24,758
Capital expenditures	3,970	5,597	7,122	10,263	9,509

	As of December 31,
	2005	2006	2007	2008	2009

Selected Operating Data:
Number of on demand customers at period end	1,025	1,469	2,199	2,669	5,032
Number of on demand units at period end (in thousands)	1,181	1,708	2,800	3,833	4,551
Total number of employees at period end	478	532	654	922	1,141

(1)	Pro forma net income per share represents net income divided by the pro forma weighted average shares outstanding as though the conversion of our redeemable convertible preferred stock into common stock occurred on the original issuance dates.

(2)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

(3)	Excludes restricted cash.

(4)	Includes capital lease obligations.

(5)	We define Adjusted EBITDA as net (loss) income plus depreciation and asset impairment, amortization of intangible assets, interest expense, net, income tax expense (benefit), stock-based compensation expense and acquisition-related expense.

We believe that the use of Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•	it is useful to exclude certain non-cash charges, such as depreciation and asset impairment, amortization of intangible assets and stock-based compensation and non-core operational charges, such as acquisition-related expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of liquidity or financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital. We compensate for the inherent limitations associated with using Adjusted EBITDA measures through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)

Net (loss) income	$(14,421)	$(5,172)	$(3,143)	$(3,209)	$28,429
Depreciation and asset impairment	2,010	3,269	4,854	9,847	9,231
Amortization of intangible assets	3,868	670	2,273	2,095	5,784
Interest expense, net	381	508	1,510	2,152	4,528
Income tax expense (benefit)	—	—	—	703	(26,028)
Stock-based compensation expense	—	33	490	1,476	2,805
Acquisition-related expense	—	—	—	—	844

Adjusted EBITDA	$(8,162)	$(692)	$5,984	$13,064	$25,593

The following table presents stock-based compensation included in each expense category:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)

Cost of sales	—	—	$48	$104	$367
Product development	—	—	251	727	1,175
Sales and marketing	—	—	110	277	498
General and administrative	—	$33	81	368	765

Total stock-based compensation expense	—	$33	$490	$1,476	$2,805

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to our plans, estimates, beliefs and anticipated future financial performance. These statements involve risks and uncertainties and our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Industry Data” and elsewhere in this prospectus.

Overview

We are a leading provider of on demand software solutions for the rental housing industry. Our broad range of property management solutions enable owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. We deliver our on demand software solutions via the Internet through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data.

We derive a substantial majority of our revenue from sales of our on demand software solutions. We also derive revenue from our professional and other services. A small percentage of our revenue is derived from sales of our on premise software solutions to our existing on premise customers. Our on demand software solutions are sold pursuant to subscription license agreements, and our on premise software solutions are sold pursuant to term or perpetual license agreements and associated maintenance agreements. Typically, we price our solutions based primarily on the number of units the customer manages with our solutions. For our insurance and transaction-based solutions, we price based on a fixed commission rate of earned premiums or a fixed rate per transaction, respectively. We sell our solutions through our direct sales organization and derive substantially all of our revenue from sales in the United States. Our revenue has increased from $83.6 million in 2007 to $140.9 million in 2009. This increase in revenue has primarily been driven by increased sales of our on demand software solutions, a substantial amount of which has been derived from purchases of additional on demand software solutions by our existing customers. In 2009, our on demand revenue represented 91.1% of our total revenue.

While the adoption of on demand software solutions in the rental housing industry is growing rapidly, it remains at a relatively early stage of development. Additionally, there is a low level of penetration of our on demand software solutions in our existing customer base. We believe these factors present us with significant opportunities to generate revenue through sales of additional on demand software solutions. Our existing and potential customers base their decisions to invest in our solutions on a number of factors, including general economic conditions. Accordingly, macroeconomic conditions negatively impacted our business in 2009 and may continue to negatively impact our business.

Our company was formed in 1998 to acquire Rent Roll, Inc., which marketed and sold on premise property management systems for the conventional and affordable multi-family rental housing markets. In June 2001, we released OneSite, our first on demand property management system. Since 2002, we have expanded our on demand software solutions to include a number of software-enabled value-added services that provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities. In connection with this expansion, we have allocated greater resources to the development and infrastructure needs of developing and increasing sales of our suite of on demand software solutions. In addition, since July 2002, we have completed 13 acquisitions of complementary technologies and businesses (including our recent February 2010 acquisition) to supplement our internal product development and sales and marketing efforts, enabling us to expand the scope of our solutions, the types of rental housing properties served by our solutions and our customer base.

Key Business Metrics

In addition to traditional financial measures, we monitor our operating performance using a number of financially and non-financially derived metrics that are not included in our consolidated financial statements. We monitor the key performance indicators reflected in the following table:

	Year Ended December 31,
	2007	2008	2009
	(in thousands, except dollar per unit data)

Revenue:
Total revenue	$83,581	$112,568	$140,902
On demand revenue	$62,592	$95,192	$128,377
On demand revenue as a percentage of total revenue	74.9%	84.6%	91.1%
Ending on demand units	2,800	3,833	4,551
Average on demand units	2,293	3,138	4,128
On demand revenue per average on demand unit	$27.30	$30.34	$31.10
Adjusted EBITDA	$5,984	$13,064	$25,593
Adjusted EBITDA as a percentage of total revenue	7.2%	11.6%	18.2%

On demand revenue.  This metric represents the license and subscription fees for accessing our on demand software solutions, typically licensed for one year terms, commission income from sales of renter’s insurance policies and transaction fees for certain of our on demand software solutions. We consider on demand revenue to be a key business metric because we believe the market for our on demand software solutions represents the largest growth opportunity for our business.

On demand revenue as a percentage of total revenue.  This metric represents on demand revenue for the period presented divided by total revenue for the same period. We use on demand revenue as a percentage of total revenue to measure our success in executing our strategy to increase the penetration of our on demand software solutions and expand our recurring revenue streams attributable to these solutions. We expect our on demand revenue to remain a significant percentage of our total revenue although the actual percentage may vary from period to period due to a number of factors, including the timing of acquisitions and professional and other revenue.

Ending on demand units.  This metric represents the number of rental housing units managed by our customers with one or more of our on demand software solutions at the end of the period. We use ending on demand units to measure the success of our strategy of increasing the number of rental housing units managed with our on demand software solutions. Property unit counts are provided to us by our customers as new sales orders are processed. Property unit counts may be adjusted periodically as information related to our customers’ properties is updated or supplemented, which could result in adjusting the number of units previously reported. We expect ending on demand units will continue to increase in 2010 and 2011.

On demand revenue per average on demand unit.  This metric represents on demand revenue for the period presented divided by average on demand units for the same period. We calculate average on demand units as the average of the beginning and ending on demand units for each quarter in the period presented. We monitor this metric to measure our success in increasing the number of on demand software solutions utilized by our customers to manage their rental housing units, our overall revenue and profitability.

Adjusted EBITDA.  We define this metric as net (loss) income plus depreciation and asset impairment; amortization of intangible assets; interest expense, net; income tax expense (benefit); stock-based compensation expense and acquisition-related expense. We believe that the use of Adjusted EBITDA is useful in evaluating our operating performance because it excludes certain non-cash expenses, including depreciation, amortization and stock-based compensation. Adjusted EBITDA is not determined in accordance with accounting principles generally accepted in the United States, or GAAP, and should not be considered as a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, refer to the table below. Our

Adjusted EBITDA grew from approximately $6.0 million in 2007 to approximately $25.6 million in 2009, as a result of our efforts to expand market share and increase revenue.

The following provides a reconciliation of net (loss) income to Adjusted EBITDA:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Net (loss) income	$(3,143)	$(3,209)	$28,429
Depreciation and asset impairment	4,854	9,847	9,231
Amortization of intangible assets	2,273	2,095	5,784
Interest expense, net	1,510	2,152	4,528
Income tax expense (benefit)	—	703	(26,028)
Stock-based compensation expense	490	1,476	2,805
Acquisition-related expense	—	—	844

Adjusted EBITDA	$5,984	$13,064	$25,593

Key Components of our Results of Operations

Revenue

We derive our revenue from three primary sources: our on demand software solutions; our on premise software solutions; and our professional and other services. In 2007, 2008 and 2009, we generated revenue of $83.6 million, $112.6 million and $140.9 million, respectively.

On Demand Revenue

Revenue from our on demand software solutions is comprised of license and subscription fees for accessing our on demand software solutions, typically licensed for one year terms, commission income from sales of renter’s insurance policies, and transaction fees for certain on demand software solutions, such as payment processing, spend management and billing services. Typically, we price our on demand software solutions based primarily on the number of units the customer manages with our solutions. For our insurance and transaction-based solutions, we price based on a fixed commission rate of earned premiums or a fixed rate per transaction, respectively.

In 2007, 2008 and 2009, revenue from our on demand software solutions was approximately $62.6 million, $95.2 million and $128.4 million, respectively, representing approximately 74.9%, 84.6% and 91.1% of our total revenue for the same years. Revenue from our on demand software solutions has continued to increase in absolute dollars and as a percentage of our total revenue as we have ceased actively marketing our on premise software solutions to new customers and as many of our existing on premise customers have transitioned to our on demand software solutions. We expect our on demand revenue to continue to increase in absolute dollars and as a percentage of revenue in 2010, although the actual percentage of revenue may vary from period to period due to a number of factors, including the impact of acquisitions and revenue derived from our professional and other services related to our on demand software solutions.

On Premise Revenue

Our on premise software solutions are distributed to our customers and maintained locally on the customers’ hardware. Revenue from our on premise software solutions is comprised of license fees under term and perpetual license agreements. Typically, we have licensed our on premise software solutions pursuant to term license agreements with an initial term of one year that include maintenance and support. Customers can renew their term license agreement for additional one-year terms at renewal price levels. In February 2010, we completed a strategic acquisition of assets that included on premise software solutions that were historically marketed and sold pursuant to perpetual license agreements and related maintenance agreements.

We no longer actively market our on premise software solutions to new customers, and only license our on premise software solutions to a small portion of our existing on premise customers as they expand their portfolio of rental housing properties. While we intend to continue to support our recently acquired on premise software solutions, we expect that many of the customers who license these solutions will transition to our on demand software solutions over time.

In 2007, 2008 and 2009, revenue from our on premise software solutions was approximately $11.6 million, $7.6 million and $3.9 million, respectively, representing approximately 13.8%, 6.7% and 2.7% of our total revenue for the same years, respectively. Revenue from our on premise software solutions has continued to decrease in absolute dollars and as a percentage of our total revenue as we have ceased actively marketing our on premise software solutions to new customers and as many of our existing on premise customers have transitioned to our on demand software solutions. We expect our on premise revenue to decrease over time in absolute dollars and as a percentage of our total revenue; however, our February 2010 acquisition could result in a near-term increase in on premise revenue in terms of both absolute dollars and as a percentage of our total revenue until we transition these customers to our on demand software solutions. In addition, the actual percentage of revenue may vary from period to period due to a number of factors, including the impact of our recent and potential future acquisition of on premise software solutions.

Professional and Other Revenue

Revenue from professional and other services consists of consulting and implementation services, training and other ancillary services. Professional and other services engagements are typically time and material.

We complement our solutions with professional and other services. In 2007, 2008 and 2009, revenue from professional and other services was approximately $9.4 million, $9.8 million and $8.7 million, respectively, representing approximately 11.3%, 8.7% and 6.2% of our total revenue for the same years, respectively. We expect professional and other services will represent 10.0% or less of our total revenue in 2010 consistent with 2008 and 2009 performance.

Cost of Revenue

Cost of revenue consists primarily of personnel costs related to our operations, support services, training and implementation services, expenses related to the operation of our data center and fees paid to third-party service providers. Personnel costs include salaries, bonuses, stock-based compensation and employee benefits. Cost of revenue also includes an allocation of facilities costs, overhead costs and depreciation, as well as amortization of acquired technology related to strategic acquisitions and amortization of capitalized development costs. We allocate facilities costs, overhead costs and depreciation based on headcount. We expect our cost of revenue in 2010 to increase in absolute dollars.

Operating Expenses

We classify our operating expenses into three categories: product development, sales and marketing, and general and administrative. Our operating expenses primarily consist of personnel costs, which includes compensation, employee benefits and payroll taxes, costs for third-party contracted development, marketing, legal, accounting and consulting services and other professional service fees. Personnel costs for each category of operating expenses include salaries, bonuses, stock-based compensation and employee benefits for employees in that category. In addition, our operating expenses include an allocation of our facilities costs, overhead costs and depreciation based on headcount for that category, as well as amortization of purchased intangible assets resulting from our acquisitions.

Our operating expenses increased in absolute dollars in each of 2008 and 2009 as we have built infrastructure and added employees across all categories in order to accelerate and support our growth and to expand our markets. We expect our operating expenses in 2010 to continue to increase in absolute dollars as compared to 2009, as the capacity we have added in prior years is more fully utilized and we continue to create operating leverage.

Product development.  Product development expense consists primarily of personnel costs for our product development employees and executives and fees to contract development vendors. Our product development efforts are focused primarily on increasing the functionality and enhancing the ease of use of our on demand software solutions and expanding our suite of on demand software solutions. In 2008, we established a product development and service center in Hyderabad, India to take advantage of strong technical talent at lower personnel costs compared to the United States. We expect our product development expenses in 2010 to increase in absolute dollars.

Sales and marketing.  Sales and marketing expense consists primarily of personnel costs for our sales, marketing and business development employees and executives, travel and entertainment and marketing programs. Marketing programs consist of advertising, tradeshows, user conferences, public relations, industry sponsorships and affiliations and product marketing. In addition, sales and marketing expense includes amortization of certain purchased intangible assets, including customer relationships and key vendor and supplier relationships obtained in connection with our acquisitions. We expect our sales and marketing expense in 2010 to increase in absolute dollars.

General and administrative.  General and administrative expense consists of personnel costs for our executive, finance and accounting, human resources, management information systems and legal personnel, as well as legal, accounting and other professional service fees and other corporate expenses. We expect our general and administrative expense in 2010 to increase in absolute dollars as compared to 2009 primarily due to the increased costs of operating as a public company.

Interest Expense, Net

Interest expense, net, consists primarily of interest income and interest expense. Interest income represents earnings from our cash, cash equivalents and short-term investments. Interest expense is associated with our term loan, revolver, secured promissory note, promissory note issued to preferred stockholders, capital lease obligations and certain acquisition-related liabilities. Total amounts outstanding under our interest-bearing obligations at December 31, 2007, 2008 and 2009 include:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Term loan	$9,583	$12,650	$33,688
Revolver	8,584	10,000	—
Secured promissory note	—	10,000	10,000
Promissory notes issued to preferred stockholders	—	11,064	8,173
Capital lease obligations	5,642	5,229	2,129
Interesting bearing acquisition-related liabilities	3,455	2,966	2,470

We expect interest expense to decrease in absolute dollars and as a percentage of our total revenue in the periods following this public offering as we anticipate repaying a portion of our outstanding term loan and repaying all of our secured promissory note and promissory notes issued to preferred stockholders.

Income Taxes

Historically, we have incurred annual operating losses and have not benefited from these losses and have only provided for state and foreign income taxes. As of December 31, 2009, we had net operating loss carry forwards for federal and state income tax purposes of approximately $67.2 million. In December 2009, based on current year income and projected future year income, we concluded that it is more likely than not that the net deferred tax assets recorded will be realized. As such, we deemed it appropriate to decrease this valuation allowance by $27.0 million during 2009. If not utilized, our federal net operating loss and tax credit carry forwards will begin to expire in 2018. While not currently subject to an annual limitation, the utilization of these carry forwards may become subject to an annual limitation because of provisions in the Internal Revenue

Code that are applicable if we experience an “ownership change,” which may occur, for example, as a result of this offering or other issuances of stock.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. The preparation of our consolidated financial statements and related disclosures require us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with revenue recognition, accounts receivable, business combinations, goodwill and other intangible assets with indefinite lives, impairment of long-lived assets, intangible assets, stock-based compensation, income taxes and capitalized product development costs have the greatest potential impact on our consolidated financial statements. Therefore, we believe the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our management’s judgments, assumptions and estimates.

Revenue Recognition

We derive our revenue from three primary sources: our on demand software solutions; our on premise software solutions; and professional and other services. We commence revenue recognition when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the solution and/or service has been provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

For multi-element arrangements that include multiple solutions and/or services, we allocate arrangement consideration to all deliverables that have stand-alone value based on their relative selling prices. In such circumstances, we utilize the following hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows:

•	Vendor specific objective evidence (VSOE), if available. The price at which we sell the element in a separate stand-alone transaction;

•	Third-party evidence of selling price (TPE), if VSOE of selling price is not available. Evidence from us or other companies of the value of a largely interchangeable element in a transaction; and

•	Estimated selling price, if neither VSOE nor TPE of selling price is available. Our best estimate of the stand-alone selling price of an element in a transaction.

From time to time, we sell on demand software solutions with professional services. In such cases, we allocate arrangement consideration based on our estimated selling price of the on demand software solution and VSOE of the selling price of the professional services.

On Demand Revenue

Our on demand revenue consists of license and subscription fees, transaction fees related to certain of our software-enabled value-added services and commissions derived from us selling certain risk mitigation services.

License and subscription fees are comprised of a charge billed at the initial order date and monthly or annual subscription fees for accessing our on demand software solutions.

The license fee billed at the initial order date is recognized as revenue on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit, which we consider to be four years. Recognition starts once the product has been activated. Revenue from monthly and annual subscription fees is recognized on a straight-line basis over the access period.

We act as an insurance agent as a part of our risk mitigation services. We recognize the commissions related to these services ratably over the policy term.

We recognize revenue from transaction fees derived from certain of our software-enabled value-added services as the related services are performed.

On Premise Revenue

Revenue from our on premise software solutions is comprised of an annual term license, which includes maintenance and support. Customers can renew their annual term license for additional one-year terms at renewal price levels. We recognize the annual term license on a straight-line basis over the license term.

Professional and Other Revenue

Professional and other revenue is recognized as the services are rendered for time and material contracts. Training revenues are recognized after the services are performed.

Accounts Receivable

For several of our solutions, we invoice our customers prior to the period in which service is provided. Accounts receivable represent trade receivables from customers when we have invoiced for software solutions and/or services and we have not yet received payment. We present accounts receivable net of an allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments, or the customer cancelling prior to the service being rendered. In doing so, we consider the current financial condition of the customer, the specific details of the customer account, the age of the outstanding balance, the current economic environment and historical credit trends. As a result of a portion of our allowance being for services not yet rendered, a portion of our allowance is charged as an offset to deferred revenue, which does not have an effect on the statement of operations. Any change in the assumptions used in analyzing a specific account receivable might result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Business Combinations

When we acquire businesses, we allocate the total consideration to the fair value of tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on the application of valuation models using historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of these estimates. Beginning in 2009, we began including the fair value of contingent consideration to be paid within the total consideration allocated to the fair value of the assets acquired and the liabilities assumed.

Goodwill and Other Intangible Assets with Indefinite Lives

We test goodwill and other intangible assets with indefinite lives for impairment on an annual basis in the fourth quarter of each year. Additionally, we test goodwill and other intangible assets with indefinite lives in the interim if events and circumstances indicate that goodwill and other intangible assets with indefinite lives may be impaired. The events and circumstances that we consider include the significant under-performance relative to projected future operating results and significant changes in our overall business and/or product strategies. We evaluate impairment of goodwill and other intangible assets with indefinite lives using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill and other intangible assets with indefinite lives of that reporting unit. If the carrying amount of the goodwill and other intangible assets with indefinite lives of a reporting unit exceeds the fair value of that goodwill and other intangible assets with indefinite lives, we recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair market value of the asset. If an event occurs that causes us to revise our estimates and assumptions used in analyzing the value of our goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

We recorded goodwill and other intangible assets with indefinite lives in conjunction with all seven of our business acquisitions completed since the beginning of 2007. We test goodwill for impairment based on a single reporting unit. We believe we operate in a single reporting unit because our chief operating decision maker does not regularly review our operating results other than at a consolidated level for purposes of decision making regarding resource allocation and operating performance.

Impairment of Long-lived Assets

We perform an impairment review of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business and/or product strategies and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of these indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We would then recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

Intangible Assets

Intangible assets consist of acquired developed product technologies, acquired customer relationships, vendor relationships, non-competition agreements and trade names. We record intangible assets at fair value and amortize those with finite lives over the shorter of the contractual life or the estimated useful life. We estimate the useful lives of acquired developed product technologies and customer relationships based on factors that include the planned use of each developed product technology and the expected pattern of future cash flows to be derived from each developed product technology and existing customer relationships. We include amortization of acquired developed product technologies in cost of revenue, amortization of acquired customer relationships in sales and marketing expenses and amortization of vendor relationships and non-competition agreements in general and administrative expenses in our consolidated statements of operations.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for share-based awards, including stock options, to employees using the intrinsic value method. Under the intrinsic value method, compensation expense was measured on the date of award as the difference, if any, between the deemed fair value of our common stock and the option exercise price, multiplied by the number of options granted. The option exercise prices and fair value of our common stock are determined by our board of directors based on a review of various objective and subjective factors. No compensation expense was recorded for stock options issued to employees prior to January 1, 2006 because all options were granted in fixed amounts and with fixed exercise prices at least equal to the fair value of our common stock at the date of grant.

Effective January 1, 2006, we changed our accounting treatment to recognize compensation expense based on the fair value of all share-based awards granted, modified, repurchased or cancelled on or after that date.

Our stock-based compensation is measured on the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is generally the vesting period, on a straight-line basis.

The fair value of share-based awards is calculated through the use of option pricing models. These models require subjective assumptions regarding future share price volatility and the expected life of each option grant.

The fair value of employee stock options granted since January 1, 2009 was estimated at the grant date using the Black-Scholes option pricing model by applying the following weighted average assumptions:

Risk-free interest rates	1.5-4.8%
Expected option life (in years)	6
Dividend yield	0%
Expected volatility	50-60%

At each stock option grant date, we utilized peer group data to calculate our expected volatility. Expected volatility was based on historical and expected volatility rates of comparable publicly traded peers. The expected life of each option grant is based on existing employee exercise patterns and our historical pre-vested forfeiture experience. The risk-free interest rate was based on the treasury yield rate with a maturity corresponding to the expected option life assumed at the grant date.

Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our consolidated financial statements.

We have granted stock options at exercise prices above the fair value of our common stock as of the grant date, as determined by our compensation committee on a contemporaneous basis. Given the absence of any active market for our common stock, the fair value of the common stock underlying stock options granted was determined by our compensation committee, with input from our management. In arriving at these valuations, our compensation committee and management also considered contemporaneous third-party valuations.

Valuation of Common Stock

In 2009 and in the quarter ended March 31, 2010, we granted options to purchase shares of our common stock as follows:

		Exercise Price	Fair Value
Grant Date	Options Granted	Per Share	Per Share

February 2009	1,437,500	$3.00	$2.72
June 2009	571,000	3.00	2.88
September 2009	1,763,000	3.00	2.52
October 2009	225,000	3.00	2.52
November 2009	472,500	3.00	2.52
December 2009	100,000	3.00	2.83
February 2010	1,721,000	3.75	3.37

Significant Factors in Determining Fair Value

For all grant dates in 2009 and 2010, we granted employees options at exercise prices greater than the fair value of the underlying common stock at the time of grant, as determined by our compensation committee on a contemporaneous basis. To determine the fair value of our common stock, we consider many factors, including:

•	our current and historical operating performance;

•	our expected future operating performance;

•	our financial condition at the grant date;

•	the liquidation rights and other preferences of our preferred stock;

•	any recent privately negotiated sales of our securities to independent third parties;

•	input from management;

•	the lack of marketability of our common stock;

•	the potential future marketability of our common stock;

•	the business risks inherent in our business and in technology companies, generally;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

Valuation Methodologies Used in Determining Fair Value

In valuing our common stock, we utilize a probability weighted expected return method to estimate the value of our common stock based upon an analysis of expected future cash flows considering possible future liquidity events, as well as the liquidation rights and other preferences of our preferred stock. In determining the value of our common stock on each grant date in 2009 and in February 2010, we considered two possible scenarios: the completion of an initial public offering, or the IPO Scenario, and remaining private, or the Private Scenario. For purposes of determining the fair market value of our common stock on each grant date in 2009 and February 2010, we estimated the probability of the future liquidity event being our initial public offering at 75% and remaining a private company at 25%.

In valuing our common stock in the IPO Scenario, we utilize a market approach that estimates the fair value of a company by applying to that company the market multiples of comparable publicly traded companies. Based on the range of these observed multiples, we apply judgment in determining an appropriate multiple to apply to our metrics in order to derive an indication of value. In connection with valuing our common stock under the IPO Scenario for grants in February, June and September 2009, we determined fair value based on the probability of going public in 2009, 2010 or 2011. In connection with valuing our common stock under the IPO Scenario for grants in December 2009 and February 2010, we determined the probability of going public in 2010 or 2011. For each of the grants in 2009 and February 2010, we concluded that the market value of invested capital to revenue multiple would yield the most appropriate indication of value for us based on our projections.

In valuing our common stock in the Private Scenario, we apply the income and market approaches utilizing a terminal period value and a residual revenue growth rate of 5.5% in the terminal year based on our expectation of long-term growth. In connection with valuing our common stock under the Private Scenario, we apply the income approach utilizing discounted cash flows. We concluded that this was the best indication of value because, beginning in the fourth quarter of 2008, we had moved towards a long-term expectation of earnings.

Fair Value of Stock Option Grants in 2009 and 2010

February 2009.  In connection with our stock option grants in February 2009, we considered the factors described above, including the continued downturn in the U.S. and global capital markets and its impact on our short term projected revenue growth and the market value of invested capital of comparable publicly traded peers, and a contemporaneous valuation report, dated February 27, 2009, and utilized the valuation methodologies described above to arrive at a fair value of our common stock of $2.72 per share and granted options at an exercise price of $3.00 per share.

June 2009.  In connection with our stock option grants in June 2009, we considered the factors described above, including the slight recovery of the U.S. and global capital markets and its impact on our short term projected revenue growth and comparable publicly traded peers since the grants in February 2009, as well as a contemporaneous valuation report, dated June 4, 2009, and utilized the valuation methodologies described above to arrive at a fair value of our common stock of $2.88 per share and granted options at an exercise price of $3.00 per share.

September 2009.  In connection with our stock option grants in September 2009, we considered the factors described above, including the continued recovery of the U.S. and global capital markets offset by the reduction in our projected revenue growth due to mixed expectations of projected macroeconomic conditions since the grants in June 2009, as well as a contemporaneous valuation report, dated September 18, 2009, and utilized the valuation methodologies described above to arrive at a fair value of our common stock of $2.52 per share and granted options at an exercise price of $3.00 per share.

October and November 2009.  In connection with our stock options grants in October and November, we continued to use the $2.52 per share valuation analyzed in September. Our board of directors reviewed the events since the grant of options in September 2009 and the continued recovery of the U.S. capital markets and concluded that there had been no significant change in our performance to cause an increase or decrease in the per share valuation of our common stock and granted options at an exercise price of $3.00 per share.

December 2009.  In connection with our stock option grants in December 2009, we considered the factors described above, including our improved sales performance and outlook and the improved market performance of our comparable public company peers since the September 2009 grants, as well as a contemporaneous valuation report, dated December 15, 2009, and utilized the valuation methodologies described above to arrive at a fair value of our common stock of $2.83 per share and granted options at an exercise price of $3.00 per share.

February 2010.  In connection with our stock option grants in February 2010, we considered the factors described above, including continued improvement in our sales performance and outlook and the improved market performance of our comparable public company peers since the grant in December 2009, as well as a contemporaneous valuation report, dated February 25, 2010, and utilized the valuation methodologies described above to arrive at a fair value of our common stock of $3.37 per share and granted options at an exercise price of $3.75 per share in February 2010.

Income Taxes

Income taxes are provided based on the liability method, which results in income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The liability method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The liability method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

We may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. Upon our adoption of the related standard, there was no liability for uncertain tax positions due to the fact that there were no material identified tax benefits that were considered uncertain positions.

We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. We evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include historical earnings, our latest forecast of taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. In December 2009, based on current year income and projected future year income, we concluded that it is more likely than not that the net deferred tax assets recorded will be realized. As such, we deemed it appropriate to decrease the valuation allowance by $27.0 million during 2009.

Our effective tax rates are primarily affected by the amount of our taxable income or losses in the various taxing jurisdictions in which we operate, the amount of federal and state net operating losses and tax credits, the extent to which we can utilize these net operating loss carryforwards and tax credits and certain benefits related to stock option activity.

Capitalized Product Development Costs

We capitalize specific product development costs, including costs to develop software products or the software components of our solutions to be marketed to our customers, as well as software programs to be used solely to meet our internal needs. The costs incurred in the preliminary stages of development related to research, project planning, training, maintenance and general and administrative activities, and overhead costs are expensed as incurred. The costs of relatively minor upgrades and enhancements to the software are also expensed as incurred. Once an application has reached the development stage, internal and external costs incurred in the performance of application development stage activities, including materials, services and payroll-related costs for employees are capitalized, if direct and incremental, until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. We capitalized $1.5 million and $1.4 million of product development costs during the years ended December 31, 2008 and 2009, respectively, and recognized amortization expense of $0.8 million, $0.9 million and $1.3 million during the years ended December 31, 2007, 2008 and 2009, respectively, included as a component of cost of revenue. Unamortized product development cost was $2.9 million and $3.1 million at December 31, 2008 and 2009, respectively. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended December 31, 2007, 2008 or 2009.

Results of Operations

The following tables set forth our results of operations for the specified periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2007	2008	2009
		(in thousands)

Revenue:
On demand	$62,592	$95,192	$128,377
On premise	11,560	7,582	3,860
Professional and other	9,429	9,794	8,665

Total revenue	83,581	112,568	140,902
Cost of revenue(1)	35,703	46,058	58,513

Gross profit	47,878	66,510	82,389
Operating expense:
Product development(1)	21,708	28,806	27,446
Sales and marketing(1)	18,047	23,923	27,804
General and administrative(1)	9,756	14,135	20,210

Total operating expenses	49,511	66,864	75,460

Operating (loss) income	(1,633)	(354)	6,929
Interest expense, net	(1,510)	(2,152)	(4,528)

Net (loss) income before taxes	(3,143)	(2,506)	2,401
Income tax expense (benefit)	—	703	(26,028)

Net (loss) income	$(3,143)	$(3,209)	$28,429

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Cost of revenue	$48	$104	$367
Product development	251	727	1,175
Sales and marketing	110	277	498
General and administrative	81	368	765

Total stock-based compensation expense	$490	$1,476	$2,805

The following table sets forth our results of operations for the specified periods as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2007	2008	2009
	(as a percentage of total revenue)

Revenue:
On demand	74.9%	84.6%	91.1%
On premise	13.8	6.7	2.7
Professional and other	11.3	8.7	6.2

Total revenue	100.0	100.0	100.0
Cost of revenue	42.7	40.9	41.5

Gross profit	57.3	59.1	58.5
Operating expense:
Product development	26.0	25.6	19.5
Sales and marketing	21.6	21.3	19.7
General and administrative	11.7	12.6	14.3

Total operating expenses	59.3	59.5	53.5

Operating (loss) income	(2.0)	(0.4)	5.0
Interest expense, net	(1.8)	(1.9)	(3.2)

Net (loss) income before taxes	(3.8)	(2.3)	1.8
Income tax expense (benefit)	—	0.6	(18.5)

Net (loss) income	(3.8)	(2.9)	20.3

Year Ended December 31, 2008 and 2009

Revenue

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands, except dollar per unit data)

Revenue:
On demand	$95,192	$128,377	$33,185	34.9%
On premise	7,582	3,860	(3,722)	(49.1)
Professional and other	9,794	8,665	(1,129)	(11.5)

Total revenue	$112,568	$140,902	$28,334	25.2%

On demand unit metrics:
Ending on demand units	3,833	4,551	718	18.7%
Average on demand units	3,138	4,128	990	31.5
On demand revenue per average on demand unit	$30.34	$31.10	$0.76	2.5%

On demand revenue.  Our on demand revenue increased $33.2 million, or 34.9%, in 2009 as compared to 2008, primarily due to a 31.5% increase in the average on demand units managed with our on demand software solutions and an increase in the number of our on demand software solutions utilized by our existing customer base.

On premise revenue.  On premise revenue decreased $3.7 million, or (49.1)%, in 2009 as compared to 2008, primarily due to the impact of our decision to cease actively marketing our on premise software solutions and our efforts to migrate customers of our on premise software solutions to our on demand software solutions. In addition, our on premise software solution for conventional multi-family properties, RentRoll, was discontinued and was no longer supported after July 2009.

Professional and other revenue.  Professional and other services revenue decreased $1.1 million, or (11.5)%, in 2009 as compared to 2008, primarily due to a decrease in revenue from training and consulting services and a decrease in revenue from sub-meter installations.

Total revenue.  Our total revenue increased $28.3 million, or 25.2%, in 2009 as compared to 2008, primarily due to an increase in rental property units managed with our on demand software solutions and improved penetration of our on demand software solutions into our customer base.

On demand unit metrics.  As of December 31, 2009, one or more of our on demand software solutions was utilized in the management of 4.6 million rental housing units, representing an increase of 718,000 units, or 18.7%, as compared to 2008. The increase in the number of rental units managed by one or more of our on demand software solutions was primarily due to new customer sales and marketing efforts, our 2009 acquisitions and to a lesser degree, migration of our current customers from our on premise software solutions to our on demand software solutions. In 2009, our on demand revenue per average on demand unit was $31.10, representing an increase of $0.76, or 2.5%, as compared to 2008, primarily due to improved penetration of our on demand software solutions into our customer base.

Cost of Revenue

	Year Ended December 31,
	2008	2009	Change	% Change
		(in thousands)

Cost of revenue	$40,783	$51,260	$10,477	25.7%
Depreciation and amortization	5,275	7,253	1,978	37.5

Total cost of revenue	$46,058	$58,513	$12,455	27.0%

Cost of revenue.  Cost of revenue increased $12.5 million, or 27.0%, in 2009 as compared to 2008. The increase in cost of revenue was primarily due to: a $10.2 million increase from costs related to the increased sales of our solutions; a $1.1 million increase in non-cash amortization of acquired technology as a result of our 2008 and 2009 acquisitions; a $0.8 million increase in property and equipment depreciation expense resulting from expanding our infrastructure to support revenue delivery activities; and $0.3 million increase in stock-based compensation related to our professional services and data center operations personnel.

Operating Expenses

	Year Ended December 31,
	2008	2009	Change	% Change
		(in thousands)

Product development	$26,514	$25,277	$(1,237)	(4.7)%
Depreciation and amortization	2,292	2,169	(123)	(5.4)

Total product development expense	$28,806	$27,446	$(1,360)	(4.7)%

Product development.  Product development expense decreased $1.4 million, or (4.7)%, in 2009 as compared to 2008. The decrease in product development expense was primarily due to: the absence of non-recurring charges related to the discontinuance of a business development project in 2008; a decrease in third-party development costs; and a decrease in depreciation of property and equipment. The decrease was partially offset by an increase in stock-based compensation in 2009 related to our product development personnel.

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands)

Sales and marketing	$21,649	$23,744	$2,095	9.7%
Depreciation and amortization	2,274	4,060	1,786	78.5

Total sales and marketing expense	$23,923	$27,804	$3,881	16.2%

Sales and marketing.  Sales and marketing expense increased $3.9 million, or 16.2%, in 2009 as compared to 2008. The increase in sales and marketing expense was primarily due to: a $1.7 million increase in non-cash intangible amortization related to our 2008 and 2009 acquisitions, which included acquired customer relationships and key supplier and vendor relationships; a $1.5 million increase in personnel expense and a $1.0 million increase in marketing program expense in 2009 as part of our strategy to expand our market share and further penetrate our existing customer base with sales of additional on demand software solutions; and a $0.2 million increase in stock-based compensation related to our sales and marketing personnel.

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands)

General and administrative	$12,979	$18,923	$5,944	45.8%
Depreciation and amortization	1,156	1,287	131	11.3

Total general and administrative expense	$14,135	$20,210	$6,075	43.0%

General and administrative.  General and administrative expense increased $6.1 million, or 43.0%, in 2009 as compared to 2008. The increase in general and administrative expense was primarily due to: a $2.8 million increase in personnel expense and expense related to accounting, management information systems, legal, human resources and business development staff to support the growth in our business; a $0.7 million increase in legal fees primarily related to pursuing and closing acquisition opportunities; a $0.4 million increase in stock-based compensation; and an increase in various other general and administrative expenses driven by the investments in our administrative functions.

Interest Expense, Net

Interest expense, net, increased $2.4 million, or 110.4%, in 2009 as compared to 2008. The increase in interest expense, net, was primarily due to higher average debt balances related to the financing of our acquisitions and the issuance of notes payable to holders of our preferred stock in December 2008 in payment of accrued dividends. See Note 7 to Notes to Consolidated Financial Statements for the year ended December 31, 2009.

Provision for Taxes

We have not incurred federal income taxes due to the carry forward of net operating losses. At December 31, 2009, we had a net operating loss carry forward for federal income tax purposes of approximately $67.2 million that will begin to expire in 2018. We have historically offset all of our net deferred tax assets by a valuation allowance. However, in December 2009, based on current year income and our projections of future income, we concluded it was more likely than not that certain of our deferred tax assets would be realizable, and therefore the valuation allowance was reduced by $27.0 million.

Year Ended December 31, 2007 and 2008

Revenue

	Year Ended December 31,
	2007	2008	Change	% Change
	(in thousands, except dollar per unit data)

Revenue:
On demand	$62,592	$95,192	$32,600	52.1%
On premise	11,560	7,582	(3,978)	(34.4)
Professional and other	9,429	9,794	365	3.9

Total revenue	$83,581	$112,568	$28,987	34.7%

On demand unit metrics:
Ending on demand units	2,800	3,833	1,033	36.9%
Average on demand units	2,293	3,138	845	36.9
On demand revenue per average on demand unit	$27.30	$30.34	$3.04	11.1

On demand revenue.  On demand revenue increased $32.6 million, or 52.1%, in 2008 as compared to 2007, primarily due to an increase in rental property units managed with our on demand software solutions and an increase in the number of our on demand software solutions utilized by our existing customer base.

On premise revenue.  On premise revenue decreased $4.0 million, or (34.4)%, in 2008 as compared to 2007. The revenue decrease was primarily due to: our higher focus on sales of our on demand software solutions; a decrease in the number of rental property units utilizing our on premise software solutions, which was a result of customers converting to our on demand software solutions, not renewing their on premise software license or customers’ property sites turning over due to their sale or change in property management company.

Professional and other revenue.  Professional and other revenue increased $0.4 million, or 3.9%, in 2008 as compared to 2007, primarily due to increased consulting and implementation activity associated with new sales of our on demand software solutions, which was partially offset by lower training and seminar revenue.

Total revenue.  Our total revenue increased $29.0 million, or 34.7%, in 2008 as compared to 2007, primarily due to an increase in rental property units managed with our on demand software solutions and improved penetration of our on demand software solutions into our customer base.

On demand unit metrics.  As of December 31, 2008, one or more of our on demand software solutions was utilized in the management of 3.8 million rental property units, an increase of approximately 1.0 million units, or 36.9%, as compared to 2007. The increase in the number of rental property units managed by one or more of our on demand software solutions was primarily due to new customer sales and marketing efforts, our 2008 acquisitions and, to a lesser degree, migration of our current customers from our on premise software solutions. In 2008, our on demand revenue per average on demand unit was $30.34, representing an increase of $3.04, or 11.1%, as compared to 2007, primarily due to improved penetration of our on demand software solutions into our customer base.

Cost of Revenue

	Year Ended December 31,
	2007	2008	Change	% Change
		(in thousands)

Cost of revenue	$32,056	$40,783	$8,727	27.2%
Depreciation and amortization	3,647	5,275	1,628	44.6

Total cost of revenue	$35,703	$46,058	$10,355	29.0%

Cost of revenue.  Cost of revenue increased $10.4 million, or 29.0%, in 2008 as compared to 2007. The increase in cost of revenue was primarily due to: a $8.6 million increase from costs related to the increased sales of our solutions; a $1.3 million increase in property and equipment depreciation expense resulting from expanding our infrastructure to support revenue delivery activities; and a $0.3 million increase in non-cash amortization of acquired technology as a result of our 2008 acquisitions.

Operating Expenses

	Year Ended December 31,
	2007	2008	Change	% Change
		(in thousands)

Product development	$20,459	$26,514	$6,055	29.6%
Depreciation and amortization	1,249	2,292	1,043	83.5

Total product development	$21,708	$28,806	$7,098	32.7%

Product development.  Product development expense increased $7.1 million, or 32.7%, in 2008 as compared to 2007. The increase in product development expense was primarily due to: a $3.8 million increase in personnel expense primarily related to the associated costs to support our growth initiatives and the addition of new solutions; a $1.0 million increase in depreciation of property and equipment from expanding our infrastructure to support our revenue growth; a $0.8 million non-cash asset disposal resulting from the discontinuance of a business development project in 2008; and a $0.5 million increase in stock-based compensation related to our product development personnel.

	Year Ended December 31,
	2007	2008	Change	% Change
		(in thousands)

Sales and marketing	$16,215	$21,649	$5,434	33.5%
Depreciation and amortization	1,832	2,274	442	24.1

Total sales and marketing expense	$18,047	$23,923	$5,876	32.6%

Sales and marketing.  Sales and marketing expense increased $5.9 million, or 32.6%, in 2008 as compared to 2007. The increase in sales and marketing expense was primarily due to: a $3.2 million increase in personnel expense related to expanding our sales and marketing workforce as part of our strategy to increase our market share and further penetrate our existing customer base with additional on demand software solutions; a $1.5 million increase in marketing program expense in support of our growth strategy; a $0.4 million increase in property and equipment depreciation expense; and a $0.2 million increase in stock-based compensation related to our sales and marketing personnel.

	Year Ended December 31,
	2007	2008	Change	% Change
	(in thousands)

General and administrative	$9,357	$12,979	$3,622	38.7%
Depreciation and amortization	399	1,156	757	189.7

Total general and administrative expense	$9,756	$14,135	$4,379	44.9%

General and administrative.  General and administrative expense increased $4.4 million, or 44.9%, in 2008 as compared to 2007. The increase in general and administrative expense was primarily due to: a $2.4 million increase in personnel expense related to an increase in accounting, management information systems, legal and human resources personnel to support the growth in our business; a $0.8 million increase in depreciation of property and equipment in 2008 driven by the investments in our administrative support functions; a $0.3 million increase in stock-based compensation related to our general and administrative personnel; and an increase various other general and administrative expenses driven by the investment in our administrative functions necessary to support our growth.

Interest Expense, Net

Interest expense, net, increased $0.6 million, or 42.5%, in 2008 as compared to 2007. The increase in interest expense, net, was primarily due to higher average debt balances related to the financing of our acquisition activities.

Provision for Taxes

We have recorded a valuation allowance related to income taxes to reflect uncertainties associated with the realization of deferred tax assets. As a result, the benefit from income taxes is zero in 2007.

Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the eight fiscal quarters ended December 31, 2009. This information is derived from our unaudited consolidated financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our financial position and operating results for the quarters presented. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes to these financial statements included elsewhere in this prospectus.

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands)

Revenue:
On demand	$20,724	$22,486	$24,520	$27,462	$29,264	$30,852	$33,069	$35,192
On premise	2,140	1,902	1,766	1,774	1,437	1,441	468	514
Professional and other	1,936	2,351	2,982	2,525	1,942	2,175	2,117	2,431

Total revenue	24,800	26,739	29,268	31,761	32,643	34,468	35,654	38,137
Cost of revenue(1)	10,060	10,811	12,074	13,113	13,035	14,568	15,201	15,709

Gross profit	14,740	15,928	17,194	18,648	19,608	19,900	20,453	22,428

Operating expense:
Product development(1)	6,668	7,074	6,932	8,132	6,711	6,887	6,675	7,173
Sales and marketing(1)	5,308	5,600	6,325	6,690	6,180	6,833	7,363	7,428
General and administrative(1)	3,173	3,456	3,648	3,858	4,536	4,187	4,552	6,935

Total operating expenses	15,149	16,130	16,905	18,680	17,427	17,907	18,590	21,536

Operating (loss) income	(409)	(202)	289	(32)	2,181	1,993	1,863	892
Interest expense, net	(460)	(418)	(493)	(781)	(985)	(998)	(1,123)	(1,422)

Net (loss) income before taxes	(869)	(620)	(204)	(813)	1,196	995	740	(530)

Income tax expense (benefit)	—	65	—	638	69	85	64	(26,246)

Net (loss) income	$(869)	$(685)	$(204)	$(1,451)	$1,127	$910	$676	$25,716

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands)

Cost of revenue	$19	$23	$21	$41	$67	$85	$103	$112
Product development	181	158	170	218	246	252	277	400
Sales and marketing	39	76	76	86	98	117	135	148
General and administrative	57	98	101	112	154	159	211	241

Total stock-based compensation expense	$296	$355	$368	$457	$565	$613	$726	$901

The following table sets forth our results of operations for the specified periods as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
	(as a percentage of total revenue)

Revenue:
On demand	83.6%	84.1%	83.8%	86.5%	89.6%	89.5%	92.7%	92.3%
On premise	8.6	7.1	6.0	5.5	4.5	4.2	1.4	1.3
Professional and other	7.8	8.8	10.2	8.0	5.9	6.3	5.9	6.4

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Software and services	40.6	40.4	41.3	41.3	39.9	42.3	42.6	41.2

Gross profit	59.4	59.6	58.7	58.7	60.1	57.7	57.4	58.8

Operating expense:
Product development	26.9	26.5	23.7	25.6	20.6	20.0	18.7	18.8
Sales and marketing	21.4	20.9	21.6	21.1	18.9	19.8	20.7	19.5
General and administrative	12.8	12.9	12.5	12.1	13.9	12.1	12.8	18.2

Total operating expenses	61.1	60.3	57.8	58.8	53.4	51.9	52.2	56.5

Operating (loss) income	(1.6)	(0.8)	1.0	(0.1)	6.7	5.8	5.2	2.3
Interest expense, net	(1.9)	(1.6)	(1.7)	(2.5)	(3.0)	(2.9)	(3.1)	(3.7)

Net (loss) income before taxes	(3.5)	(2.4)	(0.7)	(2.6)	3.7	2.9	2.1	(1.4)
Income tax expense (benefit)	—	0.2	—	2.0	0.2	0.2	0.2	(68.8)

Net (loss) income	(3.5)	(2.6)	(0.7)	(4.6)	3.5	2.7	1.9	67.4

Our revenue increased in each of the quarters presented above primarily as a result of increases in rental property units managed with our on demand software solutions, successful efforts to increase the number of on demand software solutions utilized by our customer base and our 2008 and 2009 acquisitions. To date, we have not experienced any significant impact on our results of operations due to seasonality.

Cost of revenue increased over the course of the quarters presented above primarily due to increase in operating costs related to the increased sales of our solutions; higher technology support costs in order to support our growth; the cost of revenue added by our acquisitions; and higher non-cash amortization of technology acquired through our acquisitions. While cost of revenue increased in absolute dollars, gross margin has remained relatively consistent in each of the quarters presented.

Operating expense has steadily increased in absolute dollars over the course of the quarters presented above primarily due to increased personnel related expenses in support of our growth initiatives in addition to incremental expenses associated with acquired companies. Operating expense may vary as a result of the timing of sales and marketing activities, the timing of acquisitions or the discontinuance of projects, among other factors. For example, operating expense decreased from the fourth quarter of 2008 to the first quarter of 2009 primarily due to a decline in product development expense attributable to the discontinuance of a business development project during the fourth quarter of 2008. Additionally, during the fourth quarter of 2009, operating expense increased as a percentage of revenue when compared to the prior three quarters primarily as a result of an increase in general and administrative expense associated with higher professional fees and other costs related to pursuing acquisition opportunities combined with incremental general and administrative expense associated with the acquisitions we completed during the third and fourth quarters of 2009. Since our inception, we have made significant investments in developing new solutions, enhancing existing solutions, and expanding our sales and marketing efforts in order to increase our market share and to further penetrate our existing customer base with additional on demand software solutions. As a result of these investments, we have experienced significant revenue growth, which has resulted in a trend of decreased operating expense as a percentage of our total revenue.

Reconciliation of Quarterly Non-GAAP Financial Measures

We anticipate that our investor and analyst presentations will include Adjusted EBITDA. We define Adjusted EBITDA as net (loss) income plus depreciation and asset impairment, amortization of intangible assets, interest expense, net, income tax expense (benefit), stock-based compensation expense and acquisition-related expense. We believe that the use of Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•	it is useful to exclude certain non-cash charges, such as depreciation and asset impairment, amortization of intangible assets and stock-based compensation and non-core operational charges, such as acquisition-related expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of liquidity or financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital. We compensate for the inherent limitations associated with using the Adjusted EBITDA measures through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA for the eight fiscal quarters ended December 31, 2009:

	Three Months Ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009
	(in thousands)

Net (loss) income	$(869)	$(685)	$(204)	$(1,451)	$1,127	$910	$676	$25,716
Depreciation and asset impairment	1,835	2,018	2,244	3,750	2,043	2,470	2,419	2,299
Amortization of intangible assets	657	333	331	774	1,362	1,322	1,279	1,821
Interest expense, net	460	418	493	781	985	998	1,123	1,422
Income tax expense (benefit)	—	65	—	638	69	85	64	(26,246)
Stock-based compensation expense	296	355	368	457	565	613	726	901
Acquisition-related expense	—	—	—	—	—	—	20	824

Adjusted EBITDA	$2,379	$2,504	$3,232	$4,949	$6,151	$6,398	$6,307	$6,737

Liquidity and Capital Resources

We have financed our operations primarily through private placements of preferred equity securities and common stock, secured credit facilities with commercial lenders, a private placement of subordinated debt securities and cash provided by operating activities. Our primary sources of liquidity as of December 31, 2009 consisted of $4.4 million of cash and cash equivalents, $10 million available under our revolving line of credit and $12.9 million of working capital (excluding deferred revenue).

Our principal uses of liquidity have been to fund our operations, working capital requirements, capital expenditures and acquisitions and to service our debt obligations. We expect that working capital requirements, capital expenditures and acquisitions will continue to be our principal needs for liquidity over the near term. Our planned capital expenditures for 2010 are not expected to exceed $12.0 million. In addition, we have made several acquisitions in which a portion of the cash purchase price is payable at various times through 2014. We expect to fund these obligations from cash provided by operating activities.

We believe that our existing cash and cash equivalents, working capital (excluding deferred revenue) and our cash flow from operations, together with the proceeds of this offering, will be sufficient to fund our operations and planned capital expenditures and service our debt obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and size of acquisitions, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts, the timing of introductions of new solutions and enhancements to existing solutions and the continuing market acceptance of our solutions. We may enter into acquisitions of, complementary businesses, applications or technologies, in the future, which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

The following table sets forth cash flow data for the periods indicated therein:

	Year Ended December 31,
	2007	2008	2009
		(in thousands)

Net cash provided by operating activities	$4,441	$7,962	$24,758
Net cash used in investing activities	(16,155)	(32,320)	(24,676)
Net cash provided by financing activities	11,952	25,875	97

Net Cash Provided by Operating Activities

In 2009, we generated $24.8 million of net cash from operating activities, which consisted of our net income of $28.4 million, offset by net non-cash income of $8.5 million, representing an increase of $16.8 million, or 211.0%, as compared to 2008. Net non-cash charges primarily consisted of a non-cash deferred tax benefit offset by depreciation, amortization and stock-based compensation expense. The increase in our net cash from operating activities in 2009 was primarily due to our net income, cash inflows from changes in working capital and greater collection of accounts receivable, which resulted in an improvement in the number of days that sales were outstanding from 68 days in 2008 to 57 days in 2009. This decrease in accounts receivable occurred despite an increase in revenues during the fourth quarter.

In 2008, we generated $8.0 million of net cash from operating activities, which consisted of our net loss of $3.2 million, offset by net non-cash charges of $13.9 million, representing an increase of $3.5 million, or 79.3%, as compared to 2007. Net non-cash charges to income primarily consisted of depreciation, amortization and stock-based compensation expense. The increase in our net cash from operating activities in 2008 was primarily due to cash outflows from changes in working capital including an increase in accounts receivable of $7.6 million from increased sales during the fourth quarter, partially offset by an increase in deferred revenues of $5.6 million. The increase in our net cash from operating activities in 2008 was primarily due to a reduction in our net loss, an increase of $6.3 million in non-cash charges and an increase in deferred revenue from increased sales during the fourth quarter, partially offset by increases in accounts receivable.

In 2007, we generated $4.4 million of net cash from operating activities, which consisted of our net loss of $3.1 million, offset by net non-cash charges of $7.6 million. Net non-cash charges to income primarily consisted of depreciation, amortization and stock-based compensation expense. Additionally, cash outflows from changes in working capital included an increase in accounts receivable of $5.2 million from increased sales near the end of the year, partially offset by an increase in deferred revenues of $4.4 million.

Net Cash Used in Investing Activities

In 2009, our investing activities used $24.7 million. Investing activities consisted of acquisition consideration of $11.6 million net of cash acquired for our 2009 acquisitions, acquisition-related payments of $3.6 million for commitments related to prior years’ acquisitions and $9.5 million of capital expenditures. The decrease in cash used in investing activities from 2008 relates to a decrease in capital spending of $0.8 million combined with a decrease in acquisition-related payments of $6.9 million.

In 2008, our investing activities used $32.3 million. Investing activities consisted of $20.1 million for our 2008 acquisitions, acquisition-related payments of $1.9 million for commitments related to prior years’ acquisitions and capital expenditures of $10.3 million. The increase in cash used in investing activities from 2007 relates to an increase in capital spending of $3.1 million and in increase in acquisition-related payments of $13.0 million.

In 2007, our investing activities used $16.2 million. Investing activities consisted of $7.0 million for our 2007 acquisition, acquisition-related payments of $2.1 million for commitments related to prior years’ acquisitions and capital expenditures of $7.1 million.

Capital expenditures in 2009, 2008 and 2007 were primarily related to investments in technology infrastructure to support our growth initiatives.

Net Cash Provided by Financing Activities

Our financing activities provided $0.1 million in 2009, representing a decrease of $25.8 million, or 99.6%, as compared to 2008. Cash provided by financing activities in 2009 was primarily related to net proceeds from refinancing our credit facility, offset by payments for scheduled term debt maturities, capital lease obligations and preferred stockholder notes payable.

Our financing activities provided $25.9 million in 2008, representing an increase of $13.9 million, or 116.5%, as compared to 2007. On February 22, 2008, in order to secure capital for future growth and business development activities, we entered into a securities purchase agreement whereby investors purchased an aggregate of 3,025,000 shares of Series C convertible preferred stock at a purchase price of $4.50 per share resulting in $13.4 million of net proceeds. Additionally, we had net proceeds of $4.5 million from our credit facility, $10.0 million of proceeds from a private placement of a note purchase agreement and common stock issuances of $0.6 million resulting from employees’ and third parties’ exercise of stock options and warrants. These proceeds were offset by $2.6 million of scheduled payments of capital lease obligations.

Our financing activities provided $12.0 million in 2007. Cash provided by financing activities in 2007 was primarily related to net proceeds of $11.5 million from our credit facility and common stock issuances of $1.1 million resulting from employees’ and third parties’ exercise of stock options and warrants. These proceeds were offset by $0.7 million of scheduled payments of capital lease obligations.

Cash provided by financing activities during 2009, 2008 and 2007 was used to support our operations until we achieved positive operating cash flow, as a funding source for acquisitions and for capital expenditures related to the expansion of our technology infrastructure.

Contractual Obligations, Commitments and Contingencies

After giving effect to the February 2010 amendment to our credit facility, the following table summarizes, as of December 31, 2009, our minimum payments for long-term debt and other obligations for the next five years and thereafter:

	Payments Due by Period
		Less Than			More Than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)

Long-term debt obligations(1)	$61,861	$11,093	$23,443	$27,325	$—
Capital (finance) leases	2,273	1,670	603	—	—
Operating lease obligations	27,051	4,922	8,197	7,591	6,341
Acquisition-related liabilities(2)	4,359	1,653	1,842	864	—

	$95,544	$19,338	$34,085	$35,780	$6,341

(1)	The amount of long-term debt obligations shown in the table above does not include any interest payments.

(2)	We have made several acquisitions in which a portion of the cash purchase price is payable at various times through 2014.

Long-Term Debt Obligations

In September 2009, we entered into a credit facility which provided for a $35.0 million term loan and a $10.0 million revolving line of credit. A portion of the proceeds from the credit facility was used to repay the balance outstanding under our prior credit facility. The term loan and revolving line of credit bear interest at rates of the greater of 7.5%, a stated rate of 5.0% plus LIBOR, or a stated rate of 5.0% plus the bank’s prime rate (or, if greater than 3.5%, the federal funds rate plus 0.5% or three month LIBOR plus 1.0%). The term loan and revolving line of credit are collateralized by all our personal property and were subject to financial covenants, including meeting certain financial measures.

In February 2010, we entered into an amendment to the credit facility. Under terms of the amendment, the original term loan was increased by an additional $10.0 million. This amendment increased the balance outstanding on the term loan to $43.7 million. The proceeds from the amendment were primarily used to finance the February 2010 acquisition of certain assets of Domin-8 Enterprise Solutions, Inc. The related interest rates and maturity periods remained consistent with the terms of the credit facility. Principal payments on the term loan are due in quarterly installments of approximately $1.8 million until September 30, 2010, increasing to approximately $2.3 million until September 30, 2011, increasing to approximately $2.4 million until September 30, 2012 and increasing to quarterly installments of approximately $2.5 million through March 31, 2013, with the balance due on June 30, 2013. The effects of the payments related to this amendment have been included in the table above.

In August 2008, we entered into a note purchase agreement with a separate lender. Under the terms of the agreement, we issued secured promissory notes in the aggregate principal amount of $10.0 million with an interest rate of 13.75%, payable quarterly. These notes are to be paid in full before August 1, 2013. These notes are collateralized by all our personal property and are subordinated to the Credit Agreement. The balance of these notes at December 31, 2009 was $10.0 million.

On December 30, 2008, in connection with a declaration of dividend for all holders of our preferred stock, we issued promissory notes to the holders of our preferred stock in an aggregate principal amount of $11.1 million. The promissory notes bear interest at a rate of 8% and are payable in 16 consecutive quarterly payments of principal and interest. An additional amount equal to $0.9 million became payable in September 2009 under the terms of these promissory notes and will be paid upon maturity. The payments may be deferred at the discretion of the board of directors. The balance of these notes at December 31, 2009 was $8.2 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements and we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

Accounting Standards Codification

In September 2009, we adopted the Accounting Standards Codification, or ASC, established by the Financial Accounting Standards Board, or FASB. The FASB established the ASC as the single source of authoritative non-governmental GAAP, superseding various existing authoritative accounting pronouncements. It eliminates the previous GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue an Accounting Standards Update, or ASU. The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the ASC, provide background information about the guidance and provide the bases for conclusions on the change(s) in the ASC.

Business Combinations

In December 2007, the FASB issued guidance regarding business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. We applied these provisions to our 2009 acquisitions which resulted in expensing related transaction costs and valuing contingent consideration at the date of acquisition.

Fair Value Measurements

In September 2009, the FASB issued an ASU providing clarification for measuring the fair value of a liability when a quoted price in an active market for the identical liability is not available. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This ASU is effective for fiscal periods beginning after August 27, 2009. The Company does not believe this update will have a material impact on its consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued an ASU that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which requires Companies to evaluate the disclosure of subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of this update had no impact on our consolidated results of operations or financial position.

Multiple Element Arrangements

In October 2009, the FASB issued an ASU that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the existing criteria that objective and reliable evidence of fair value for undelivered products or services exist in order to be able to separately account for deliverables. Additionally, the ASU provides for elimination of the use of the residual method of allocating arrangement consideration and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables that can be accounted for separately based on their relative selling price. A hierarchy for estimating such selling price is included in the update. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted these accounting standards for all periods herein.

In October 2009, the FASB issued an ASU that changes the criteria for determining when an entity should account for transactions with customers using the revenue recognition guidance applicable to the selling or licensing of software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not believe this update will have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

We had cash and cash equivalents of $2.7 million, $4.2 million and $4.4 million at December 31, 2007, 2008 and 2009, respectively. We held these amounts primarily in cash or money market funds.

We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with original maturities of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, we may adopt specific hedging strategies in the future. Any declines in interest rates, however, will reduce future interest income.

We had total outstanding debt of $18.2 million, $43.7 million and $51.9 million at December 31, 2007, 2008 and 2009, respectively. The interest rate on this debt is variable and adjusts periodically based on the three-month LIBOR rate. If the LIBOR rate changes by 1%, our annual interest expense would change by approximately $0.6 million.

BUSINESS

Company Overview

We are a leading provider of on demand software solutions for the rental housing industry. Our broad range of property management solutions enables owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. Our on demand software solutions are delivered through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data. By integrating and streamlining a wide range of complex processes and interactions among the rental housing ecosystem of owners, managers, prospects, residents and service providers, our platform optimizes the property management process and improves the experience for all of these constituents.

Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized processes. As of December 31, 2009, over 5,000 customers used one or more of our on demand software solutions to help manage the operations of approximately 4.6 million rental housing units. Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2009, based on number of units managed.

We sell our solutions through our direct sales organization. Our total revenues were approximately $83.6 million, $112.6 million and $140.9 million in 2007, 2008 and 2009, respectively. In the same years, we had operating (loss) income of approximately ($1.6 million), ($0.4 million) and $6.9 million, respectively, and net (loss) income of approximately ($3.1 million), ($3.2 million) and $28.4 million, respectively. Net income for 2009 included a discrete tax benefit of approximately $26.0 million as a result of a reduction of our net deferred tax assets valuation allowance.

Industry Overview

The rental housing market is large, growing and complex.

The rental housing market is large and characterized by challenging and location-specific operating requirements, diverse industry participants, significant mobility among residents and a variety of property types, including single-family and a wide range of multi-family property types, including conventional, affordable, privatized military, student and senior housing. According to the U.S. Census Bureau American Housing Survey for the United States: 2007, there were 39.3 million rental housing units in the United States in 2007. The U.S. Census Bureau divides the rental housing market into the following categories:

Number of
Property Size	Estimated Units
(in millions)

Single-family properties
1 unit	13.8
2-4 units	8.1
Multi-family properties
5-9 units	5.3
10-49 units	8.6
50 or more units	3.5

Total Rental Units	39.3

Based on U.S. Census Bureau data and our own estimates, we believe that the overall size of the U.S. rental housing market, including rent, utilities and insurance, exceeds $300 billion annually. We estimate that the total addressable market for our current on demand software solutions is approximately $5.5 billion per year. This estimate assumes that each of the 39.3 million rental units in the United States has the potential to generate annually a range of approximately $100 in revenue per unit for single-family units to approximately $240 in revenue per unit for conventional multi-family units. We base this potential revenue assumption on our review of the purchasing patterns of our existing customers with respect to our on demand software solutions, the on demand software solutions currently utilized by our existing customers, the number of units our customers manage with these solutions and our current pricing for on demand software solutions. Furthermore, the U.S. rental housing market has recently benefited from a number of significant trends, including decreased home ownership resulting in additional renter households and tougher mortgage lending standards reducing first-time home purchases and contributing to lower rates of renter attrition as renters choose to remain in rental units.

Rental property management spans both the resident lifecycle and the operations of a property.

The resident lifecycle can be separated into four key stages: prospect, applicant, residency and post-residency. Each stage has unique requirements, and a property owner’s or manager’s ability to effectively address these requirements can significantly impact revenue and profitability.

Resident Lifecycle Stage	Property Owner/Manager Objectives

Prospect	• increase number of leads through effective marketing
• optimize the advertising spending and marketing budget for each property
• capture every lead in a timely manner
• create a compelling online experience for each property
• identify quality prospects
• determine appropriate market rental rates
• increase prospect-to-resident conversion rates
Applicant	• automate application process
• assess applicant credit history and ability to pay rent
• assess applicant criminal background
• determine optimal rental rates and lease terms required to maximize revenue
• manage risk through renter’s insurance programs
Residency	• foster resident retention through effective communications and responsive service
• manage rental payments and collections
• maintain property, including improvements and routine maintenance
• manage service provider network, including utilities and telecommunications vendors
• renew as high a percentage of lease expirations as possible
• determine optimal renewal rental rates required to maximize revenue
Post-residency	• improve collection of move-out expenses, including uncovered repairs and unpaid utilities
• manage process to efficiently and cost-effectively prepare the unit for new residents
• process final account statements and security deposit refunds

In addition to managing the resident lifecycle, property owners and managers must also manage the operations of their properties. Critical components of property operations include materials and service provider procurement, insurance and risk mitigation, utility and energy management, information technology and telecommunications management, accounting, expense tracking and management, document management, security, staff hiring and training, staff performance measurement and management and marketing.

Managing the resident lifecycle and the operations of a property involves several different constituents, including property owners and managers, prospects, residents and service providers. Property owners can include single-property owners, multi-property owners, national residential apartment syndicators that may own thousands of units through a variety of investment funds and real estate investment trusts, or REITs. Property managers often are responsible for a large number of properties that can range from single-family units to large apartment communities. Property owners and managers also need to manage a variety of service providers, including utilities, insurance providers, video, voice and data providers and maintenance and capital goods suppliers. Managing these diverse relationships, combined with frequent resident turnover and regulatory and compliance requirements, can make the operations of even a small portfolio of rental properties complex.

Challenges are compounded for owners and managers responsible for a large portfolio of geographically dispersed properties, which require overseeing potentially hundreds of thousands of individual rental processes.

Legacy information technology solutions designed to manage the rental housing property management process are inadequate.

During the 1970’s and 1980’s, the rental housing market was highly fragmented and regionally organized. During this period, the first property management systems and software solutions emerged to help property owners and managers with basic accounting and record keeping functions. These solutions provided limited functionality and scalability and often were not tailored to the specific needs of rental housing property owners and managers.

Beginning in the mid 1990’s, the rental housing market began to consolidate and large, nationally focused and publicly financed companies emerged, which aggregated significant numbers of units. The rise of national real estate portfolio managers, many of them accountable to public shareholders, created a need for more sophisticated and scalable property management systems that included a centralized database and were designed to optimize and automate multiple business processes within the resident lifecycle and property operations. Despite increasing market demands, the available solutions continued to be insufficient to fully address the complex requirements of rental housing property owners and managers, which moved beyond basic accounting and record keeping functions to also include value-added services such as Internet marketing, applicant screening, billing solutions and analytics for pricing and yield optimization.

To address their complex and evolving requirements, many rental housing property owners and managers have historically implemented a myriad of single point solutions and/or internally developed solutions to manage their properties. These solutions can be expensive to implement and maintain and often lack integrated functionality to help owners and managers increase rental revenue or reduce costs. In addition, many rental housing property owners and managers still rely on paper or spreadsheet-based approaches, which are typically time intensive and prone to human error or internal mismanagement. We believe these historical solutions are inadequate because they:

•	require significant customization to implement, which frequently inhibits upgrading to new versions or platforms in a timely manner;

•	require information technology, or IT, resources to support integration points between property management systems and disparate value-added services;

•	require IT resources to implement and maintain data security, data integrity, performance and business continuity solutions;

•	lack scalability and flexibility to account for the expansion or contraction of a property portfolio;

•	lack robust marketing and tracking capabilities for converting prospects to residents;

•	lack effective spend management capabilities for controlling property management costs;

•	lack comprehensive analytics for pricing and yield optimization;

•	lack workflow level integration;

•	do not provide owners and managers with visibility into overall property performance; and

•	cannot be easily updated to meet new regulations and compliance requirements.

On demand software solutions are well suited to meet the rental housing market’s needs.

The ubiquitous nature of the Internet, widespread broadband adoption and improved network reliability and security have enabled the deployment and delivery of business-critical applications over the Internet. The on demand delivery model is substantially more cost-effective than traditional on premise software solutions that generally have higher deployment and support costs and require the customer to purchase and maintain the associated servers, storage, networks, security and disaster recovery solutions.

The RealPage Solution

We provide a platform of on demand software solutions that integrates and streamlines rental property management business functions. Our solutions enable owners and managers of single-family and a wide variety of multi-family rental property types, including conventional, affordable, privatized military, student and senior housing, to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. These functions have traditionally been addressed by individual, disparate applications. Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized business processes. Our solutions contribute to a more efficient property management process and an improved experience for all of the constituents involved in the rental housing ecosystem, including owners, managers, prospects, residents and service providers.

Benefits to Our Customers

The benefits of our solutions for our customers include the following:

Increased revenues.  Our solutions enable our customers to increase their revenues by improving their sales and marketing effectiveness, optimizing their pricing and occupancy and improving collection of rental payments, utility expenses, late fees and other charges.

Reduced operating costs.  Our solutions help our customers reduce costs by streamlining and automating many ongoing property management functions, centralizing and controlling purchasing by on-site personnel and transferring costs from the site to more efficient centrally managed operations. Our on demand delivery model also reduces owners’ and managers’ operating costs by eliminating their need to own and support the applications or associated hardware infrastructure. In addition, our integrated solutions reduce the initial implementation and training costs and ongoing support associated with multiple applications that each provide only components of the functionality provided by our solutions. This is particularly important for property owners and managers who want to reduce enterprise-class IT infrastructure, support and staff training.

Improved quality of service for residents and prospects.  Our solutions improve the level of service that property owners and managers provide to residents and prospects by enabling many transactions to be completed online, expediting the processing of rental applications, maintenance service requests and payments and increasing the frequency and quality of communication with residents and prospects, providing higher resident satisfaction and increased differentiation from competing properties that do not use our solutions.

Streamlined and simplified property management business processes.  Our on demand platform provides integrated solutions for managing a wide variety of property management processes that have traditionally been managed manually or through separate applications. Our solutions utilize common authentication that enables data sharing and workflow automation of certain business processes, thereby eliminating redundant data entry and simplifying many recurring tasks. The efficiency of our solutions allows onsite and corporate personnel to utilize their time more effectively and to focus on the strategic priorities of the business. We also make extensive use of online training courseware and our solutions are designed to be usable by new employees almost immediately after their hiring, addressing an acute need of the multi-family industry in which employee turnover is high.

Ability to integrate third-party products and services.  Our open architecture and application framework facilitate the integration of third-party applications and services into our solutions. This enables property managers to conduct these business functions through the same system that they already use for many of their other tasks and to leverage the same repository of prospect, resident and property data that supports our solutions.

Increased visibility into property performance.  Our integrated platform and common data repository enable owners and managers to gain a comprehensive view of the operational and financial performance of each of their properties. Our solutions provide a library of standard reports, dashboards, scorecards and alerts, and we also provide interfaces to several widely used report writers and business intelligence tools. In addition, our on demand delivery model makes it possible to deliver benchmark data aggregated across more than 10,000 properties, factor rental payment history into applicant screening processes and create more accurate supply/demand models and statistically based price elasticity models to improve price optimization.

Simple implementation and support.  Our solutions include pre-configured extensions that meet the specific needs of a variety of property types and can be easily tailored by our customers to meet more specific requirements of their properties and business processes. We strive to minimize the need for professional consulting services to implement our solutions and train personnel.

Improved scalability.  We host our solutions for our customers, thereby reducing or eliminating our customers’ costs associated with expanding or contracting IT infrastructure as their property portfolios evolve. We also bear the risk of technological obsolescence because we own and manage our data center infrastructure and are continually upgrading it to newer generations of technology without any incremental cost to our customers.

Competitive Strengths of our Solutions

The competitive strengths of our solutions are as follows:

Integrated on demand software platform based on a common data repository.  Our solutions are delivered through an integrated on demand software platform that provides a single point of access via the Internet with a common repository of prospect, resident and property data, which permits our solutions to access requested data through offline data transfer or in real-time.

Large and growing ecosystem of property owners, managers, prospects, residents and service providers.  Through December 31, 2009, we have established a customer base of over 5,000 customers who use one or more of our on demand software solutions to help manage the operations of approximately 4.6 million rental housing units. Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2009, based on number of units managed. Our solutions automate and streamline many of the recurring transactions and interactions among this large and expanding ecosystem of property owners and managers, prospects, residents and service providers, including prospect inquiries, applications, monthly rent payments and service requests. As the number of constituents of our ecosystem increases, the volume of data in our common data repository and its value to the constituents of our ecosystem grows.

Comprehensive platform of on demand software solutions for property management.  Our on demand property management systems and integrated software-enabled value-added services provide what we believe to be the broadest range of on demand capabilities for managing the resident lifecycle and core operational processes for residential property management. Our software-enabled value-added services provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities that collectively enable our customers to manage every stage of the resident lifecycle. In addition, we offer shared cloud services, including reporting, payment, document management and training functionality that are common to all of our product families. These comprehensive solutions enable us to address the needs of a wide range of property owners and managers across a broad range of rental housing property types.

Deep rental housing industry expertise.  We have been serving the rental housing industry exclusively for over 10 years and our 20 most senior management team members have an average of 16 years experience in the rental housing industry. We design our solutions based on our extensive rental housing industry expertise, insight into industry trends and developments and property management best practices that help our customers simplify the challenges of owning and managing rental properties.

Open cloud computing architecture.  Our cloud computing architecture enables our solutions to interface with our customers’ existing systems and allows our customers to outsource the management of third-party business applications. This open architecture enables our customers to buy our solutions incrementally while continuing to use existing third-party solutions, allowing us to shorten sales cycles and increase adoption of our solutions within our target market.

Our Strategy

We intend to leverage the breadth of our solutions and industry presence to solidify our position as a leading provider of on demand software solutions to the rental housing industry. The key elements of our strategy to accomplish this objective are as follows:

Acquire new customers.  We intend to actively pursue new customer relationships with property owners and managers that do not currently use our solutions. In addition to marketing our core property management systems, we will also seek to sell our software-enabled value-added services to customers of other third-party property management systems by utilizing our open architecture to facilitate integration of our solutions with those systems.

Increase the adoption of additional solutions within our existing customer base.  Many of our customers rely on our property management systems to manage their daily operations and track all of their critical prospect, resident and property information. Additionally, some of our customers utilize our software-enabled value-added services to complement third-party ERP systems. We have continually introduced new software-enabled value-added services to complement our property management systems and marketed our on demand property management systems to our customers who are utilizing third-party ERP systems. We believe that the penetration of our on demand software solutions to date has been modest and that there exists significant potential for additional on demand revenue from sales of our on demand software solutions to our customer base. We have significant opportunities to further leverage the critical role that our solutions play in our customers’ operations by increasing the adoption of our on demand property management systems and software-enabled value-added services within our existing customer base, and we intend to actively focus on upselling and cross-selling our solutions to our customers.

Add new solutions to our platform.  We believe that we offer the most comprehensive platform of on demand software solutions for the rental housing industry. The breadth of our platform enables our customers to control many aspects of the residential rental property management process. We have a unique opportunity to add new capabilities that further enhance our platform, and we intend to continue developing and introducing new solutions to sell to both new and existing customers. These solutions may include localized solutions to support our customers as they grow their international operations. We also intend to develop new relationships with third-party application providers that can use our open architecture to offer additional product and service capabilities to their customers through the use of our platform.

Pursue acquisitions of complementary businesses, products and technologies.  Since March 2005, we have completed nine acquisitions that have enabled us to expand our platform, enter into new rental property markets and expand our customer base. We intend to continue to selectively evaluate opportunities to acquire businesses and technologies that may help us accomplish these and other strategic objectives.

Products and Services

Our platform consists of our property management systems and five families of software-enabled value-added services. Our software-enabled value-added services provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities that collectively enable our customers to manage the stages of the resident lifecycle. Each of our property management systems and our software-enabled value-added services include multiple product centers that provide distinct capabilities and can be licensed separately or as a bundled package. Each product center is integrated with a central repository of prospect, resident and property data.

Our platform also includes a set of shared cloud services, including reporting, payment, document management and training functionality that are common to all of our product families. Third-party applications can access our property management systems using either Online Data Exchanges or Site Data Exchanges, which we refer to as AppConnectors.

Our platform is designed to serve as a single system of record for all of the constituents of the rental housing ecosystem, including owners, managers, prospects, residents and service providers, and to support the entire resident lifecycle, from prospect to applicant to residency to post-residency. Common authentication, work flow and user experience across product families enables each of these constituents to access different applications as appropriate for their role.

We offer different versions of our platform for different types of properties. For example, our platform supports the specific and distinct requirements of:

•	conventional single-family properties (four units or less);
•	conventional multi-family properties (five or more units);
•	affordable Housing and Urban Development, or HUD, properties;
•	affordable tax credit properties;
•	privatized military housing;
•	student housing; and
•	senior living.

Property Management Systems

Our property management systems are typically referred to as Enterprise Resource Planning, or ERP, systems. These solutions manage core property management business processes, including leasing, accounting, purchasing and facilities management, and include a central database of prospect, applicant, resident and property information that is accessible in real time by our other solutions. Our property management systems also interface with most popular general ledger accounting systems through AppConnectors to products offered by AMSI Property Management (owned by Infor Global Solutions, Inc.), Microsoft Corporation, MRI Software, LLC, Yardi Systems, Inc. and many others. This makes it possible for customers to deploy our solutions using our accounting system or a third-party accounting system.

OneSite

OneSite is our flagship on demand property management system for multi-family properties. OneSite includes eleven individual product centers. Seven versions of OneSite are tailored to the specific needs of conventional single-family, conventional multi-family, affordable HUD, affordable tax credit, privatized military housing, student housing and senior living properties.

Product Center	Key Functionality

OneSite Leasing & Rents	Prospects, generates, presents and records price quotations, generates lease documents, schedules move-ins and posts financial transactions to the resident ledger for both new residents and renewal of existing resident leases. Seven versions support the unique needs of our target residential rental markets.
OneSite Facilities	Manages asset warranties, service requests and unit turnovers so that when a resident moves out, the resident ledger is automatically updated with any damages to be incorporated into the resident’s final account statement.
OneSite Purchasing	Manages work orders and procurement activities and calculates operating budget variances.
OneSite Accounting	Provides back-office general ledger, accounts payable and cash management functions. We license OneSite Accounting from a third-party accounting software provider and have modified it to meet the needs of the rental housing industry.
OneSite Budgeting	Enables owners and managers to budget property performance and transfer budgets into the general ledger.

Propertyware

Propertyware is our on demand property management system for single-family properties and small, centrally managed multi-family properties. Propertyware consists of four product centers including accounting, maintenance and work order management, marketing spend management and portal services. In addition, we offer our screening and payment solutions through our Propertyware brand to single-family and small centrally managed multi-family properties.

Other Property Management Systems

We also offer six additional on premise property management systems — RentRoll, HUDManager, Tenant Pro, Spectra, i-CAM, and Management Plus. RentRoll serves small conventional apartment communities. HUDManager serves small HUD, Rural Housing Services and tax credit subsidized apartment communities. Tenant Pro serves the needs of small conventional properties. Spectra is a conventional apartment and commercial modular property management system that primarily serves both the U.S. and the Canadian markets. i-CAM and Management Plus property management software automates and streamlines rental activities for affordable housing.

Most of our RentRoll and HUDManager on premise customers have migrated to our on demand property management systems. Four of our additional on premise property management systems — Tenant Pro, Spectra, i-CAM and Management Plus — were acquired in February 2010. Over time, we expect many customers of these on premise property management systems to migrate to our on demand OneSite or Propertyware systems; however, we will continue to support our on premise property management systems for the foreseeable future and integrate our software-enabled value-added services into them.

Collectively, our on premise property management systems represented less than 2.7% of our total revenue in 2009 and we expect that our on premise property management systems, including the revenue attributable to the on premise property management systems that we acquired in February 2010, will represent less than 5% of our total revenue in 2010.

Software-Enabled Value-Added Services

In addition to property management systems, we offer software-enabled value-added services consisting of five product families and 22 product centers that provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities. Our software-enabled value-added services are tightly integrated with our OneSite property management system, and we are actively integrating them with our other property management systems.

CrossFire (Sales & Marketing Systems)

The CrossFire product family is usually referred to as a customer relationship management, or CRM, system. It includes product centers that manage marketing and leasing operations and enable owners and managers to originate, capture, track, manage and close more leads.

Product Center	Key Functionality

CrossFire Content Management System	Provides a central repository of property marketing and listing content, including descriptions, photos, video or animated tours, floor plans and site plans.
CrossFire Contact Center	Provides call and email routing technology and agent staffing on a permanent or overflow basis to answer phone calls and emails from prospects or residents.
CrossFire Leasing Portal	Enables owners and managers to create customized property websites with rich content and search capabilities and list them on various Internet listing services and search engines.
CrossFire Resident Portal	Provides a portal that enables residents to view community events, enter or check the status of service requests, review statements, pay rent online and renew leases.
CrossFire Studio	Provides advertising and marketing planning services through a talented team of multi-family marketing experts including advertising placement and performance evaluation, leasing and renewal campaign design and marketing consulting services.

YieldStar (Asset Optimization Systems)

Rental housing property rents have traditionally been set by owners and managers based on their knowledge of the market and other intangible or intuitive criteria. YieldStar is a scientific yield management system, similar to those used in the airline and hotel industries, that enables owners and managers to optimize rents to achieve the overall highest yield, or combination of rent and occupancy, at each property.

Product Center	Key Functionality

YieldStar Price Optimizer	Uses current customer and market data and statistically derived supply/demand forecasts and price elasticity models to calculate and present optimal prices for each rental unit.
YieldStar Pricing Advisory Services	Offers outsourced pricing management advisory services for owners and managers who want to utilize Price Optimizer without incurring the costs to staff and support it in-house.
M/PF Research	Provides multi-family housing market research through a well-established and trusted name in multi-family market intelligence. The M/PF Research database includes monthly and quarterly information on occupancy and rents for more than 36,000 rental housing properties in the United States representing 284 defined metropolitan statistical areas as of February 2010.

LeasingDesk (Risk Mitigation Systems)

LeasingDesk risk mitigation systems enable rental housing property owners and managers to reduce delinquency, liability and property damage risk.

Product Center	Key Functionality

LeasingDesk Screening	Evaluates an applicant’s credit using a scoring model calibrated to predict resident default and payment behavior by leveraging our proprietary database of resident rental payment history generated from our property management systems.
Criminal Background Services	Ascertains if a prospective resident has committed a crime or been evicted from a previous apartment by accessing databases that are aggregated from third-party data providers.
Credit Optimizer	Allows owners and managers to optimize credit thresholds based on occupancy levels and adjust deposit and rent amounts based on the default risk of the resident in a yield neutral manner. Credit Optimizer is expected to remain in beta testing throughout 2010.
LeasingDesk Insurance Services	Offers liability and renter’s insurance. Liability policies protect owners and managers against financial loss due to resident-caused damage, while renter’s insurance provides additional coverage for resident personal belongings in the event of loss.

Velocity (Billing and Utility Management Services)

Velocity offers a complete range of billing and utility management services.

Product Center	Key Functionality

Convergent Billing Services	Provides automated monthly invoicing services enabling owners and managers to increase collections by sending each resident a monthly invoice that combines rent, small balances and utility charges onto a single invoice.
Energy Recovery Services	Provides automated utility billing services to enable owners and managers to detect and collect utility costs that are the residents’ responsibility.
Infrastructure Services	Provides contractor services to install electric, gas and water meters in apartment communities through three individual product centers. Velocity also provides consulting services to assist owners and managers in implementing and managing energy, media, data and telecom services at their communities.

OpsTechnology (Spend Management Systems)

OpsTechnology offers spend management systems that enable owners and managers to better control costs.

Product Center	Key Functionality

OpsBuyer	Integrates purchase orders, onsite accounts payable, automated workflow approval (including mobile approvals), budget and spend limit control, centralized expense reporting tools and document management through our on demand spend management tool.
OpsMarket	Enables owners and managers to create private marketplaces to manage the transactions between their properties and their preferred suppliers and service providers through our on demand eProcurement solution.
OpsInvoice	Provides an on demand invoice management solution that centralizes the processing of both electronic and paper invoices across the owner’s or manager’s portfolio.
OpsAdvantage	Offers a catalog of negotiated discounts for selected vendors across several major purchasing categories for owners and managers that are too small to negotiate volume discounts.
OpsBid	Provides an on demand procurement system used primarily for larger capital and rehab related purchases that are not ordered regularly.

Shared Cloud Services

We offer shared cloud services that are tightly integrated with our property management systems and software-enabled valued added services.

Cloud Services	Key Functionality

Portfolio Reporting	Aggregates the data from our other solutions and third-party applications and gives owners and managers access to business critical reports and actionable analytical information about the performance of their properties.
Document Management	Provides storage, retrieval, security, and archiving of all documents and forms associated with a property management company’s business processes and procedures.
Payment Processing	Enables owners and managers to collect rent and other payments electronically from residents through check, money order, automated clearing house, or ACH, or credit/debit card.
Online Learning	Allows owners and managers to train geographically dispersed employees in a cost-effective and timely fashion, and allows employees to complete their coursework at their convenience.

The RealPage Cloud

We operate a robust application infrastructure, marketed to our customers as The RealPage Cloud, which supports the delivery of our solutions and also allows owners and managers to outsource portions of their IT operations. The RealPage Cloud operates over redundant 10GBPS dedicated fiber links connecting two data centers containing hundreds of servers and multiple storage area networks. This architecture makes it possible to expand the data center incrementally with little or no disruption as more users or additional applications are added. The RealPage Cloud consists of more than 1,300 virtual servers, 350 physical servers and 400 terabytes of data. The RealPage Cloud spans approximately 30,000 locations and processes an average of 15 million transactions per day and, at peak times, supports over 75,000 unique users.

The RealPage Cloud is based on an open architecture that enables third-party applications to access OneSite using either Online Data Exchanges or Site Data Exchanges, which we refer to as AppConnectors. Today, we maintain more than 150 different public and private AppConnectors interfacing with a variety of third-party applications and processing hundreds of thousands of transactions per day. These AppConnectors enable our cloud services to access and interface with third-party property management system data to one or more of our software-enabled value-added services.

In addition, our system is designed to replicate data into a Universal Data Store, or UDS, each day. Access to UDS is enabled through an access layer called UDS Direct, which enables customers to build portfolio reports, dashboards and alerts using any Open Database Connectivity or Java Database Connectivity compliant report writer tool such as Microsoft Excel, Microsoft Access, Microsoft SQL Server Reporting Service or Crystal Reports. UDS is also transmitted to a number of our larger customers each night to feed portfolio reporting systems that they have built internally.

As of December 31, 2009, we employed 45 professionals who are responsible for maintaining data security, integrity, availability, performance and business continuity in our cloud computing facilities. We annually conduct two major audits of our cloud computing infrastructure, including SAS 70 Type II and Payment Card Industry, or PCI, audits. In addition, certain customers conduct separate business continuity audits of their own.

In addition to our production data centers, we manage a separate development and quality assurance testing facility used to control the pre-production testing required before each new release of our on demand software. We typically deploy new releases of the software underlying our on demand software solutions on a monthly or quarterly schedule depending on the solution.

Professional Services

We have developed repeatable, cost-effective consulting and implementation services to assist our customers in taking advantage of the capabilities enabled by our platform. Our consulting and implementation methodology leverages the nature of our on demand software architecture, the industry-specific expertise of our professional services employees and the design of our platform to simplify and expedite the implementation process. Our consulting and implementation services include project and application management procedures, business process evaluation, business model development and data conversion. Our consulting teams work closely with customers to ensure the smooth transition and operation of our systems.

We also offer a variety of training programs through our Online Learning Services for training administrators and onsite property managers on the use of our solutions and on current issues in the property management industry. Training options include regularly hosted classroom and online instruction (through our online learning courseware) as well as online seminars, or webinars. We also enable our customers to integrate their own training content with our content to deliver an integrated and customized training program for their on-site property managers.

Product Support

We offer product support services that provide our customers with assistance from our product support professionals by phone or email in resolving issues with our solutions. We offer three product support options: Standard, Frontline and Platinum. The Standard option includes product support during business hours. The Frontline option includes the features of the Standard option plus escalation to senior support representatives. The Platinum option includes the features of the Frontline option plus emergency product support on Saturdays and a designated senior product support liaison. Technology support is also available for consultations on firewalls, communications, security measures (including virus alerts), workstation configuration and disaster recovery options.

We also sponsor the RealPage User Group to facilitate communications between us and our community of users. The RealPage User Group is governed by a steering committee of our customers, which consists of two elected positions and subcommittee chairs, each representing a RealPage product center or group of product centers.

Product Development

We devote a substantial portion of our resources to developing new solutions and enhancing existing solutions, conducting product testing and quality assurance testing, improving core technology and strengthening our technological expertise in the rental housing industry. We typically deploy new releases of the software underlying our on demand software solutions on a monthly or quarterly schedule depending on the solution. As of December 31, 2009, our product development group consisted of 214 employees in North America and 44 employees located in Hyderabad, India. Product development expense totaled $21.7 million, $28.8 million and $27.4 million for 2007, 2008 and 2009, respectively.

Sales and Marketing

We sell our software and services through our direct sales organization. As of December 31, 2009, we employed 75 sales representatives. Our sales force is organized by geographic region and divided into teams based on the size of our prospective customers and property type. This focus provides a higher level of service and understanding of our customers’ unique needs. Our typical sales cycle with a prospective customer begins with the generation of a sales lead through Internet marketing, tele-sales efforts, trade shows or other means of referral. The sales lead is followed by an assessment of the customer’s requirements, sales presentations and product demonstrations. Our sales cycle can vary substantially from customer to customer, but typically requires three to six months for larger customers and one to six weeks for smaller customers.

In addition to new customer sales, we sell additional solutions and consulting services to our existing customers to help them more efficiently and effectively manage their properties as the rental housing market evolves and competitive conditions change.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target property management company executives, technology professionals and senior business leaders. Our marketing team focuses on the unique needs of customers within our target markets. Our marketing programs include the following activities:

•	field marketing events for customers and prospects;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	customer programs, including user meetings and our online customer community;

•	online marketing activities, including email campaigns, online advertising, web campaigns, webinars and use of social media, including blogging, Facebook, and Twitter;

•	public relations; and

•	use of our website to provide product and company information, as well as learning opportunities for potential customers.

We host our annual user conference where customers both participate in and deliver a variety of programs designed to help accelerate business performance through the use of our integrated platform of solutions. The conferences feature a variety of customer speakers, panelists and presentations focused on businesses of all sizes. The event also brings together our customers, technology vendors, service providers and other key participants in the rental housing industry to exchange ideas and best practices for improving business performance. Attendees gain insight into our product plans and participate in interactive sessions that give them the opportunity to provide input into new features and functionality.

Strategic Relationships

We maintain relationships with a variety of technology vendors and service providers to enhance the capabilities of our integrated platform of solutions. This approach allows us to expand our platform and customer base and to enter new markets. We have established the following types of strategic relationships:

Technology Vendors

We have relationships with a number of leading technology companies whose products we integrate into our platform or offer to complement our solutions. The cooperative relationships with our software and hardware technology partners allow us to build, optimize and deliver a broad range of solutions to our customers.

Service Providers

We have relationships with a number of service providers that offer complementary services that integrate into our platform and address key requirements of rental property owners and managers, including credit card and ACH services, transaction processing capabilities and insurance underwriting services.

Customers

We are committed to developing long-term customer relationships and working closely with our customers to configure our solutions to meet the evolving needs of the rental housing industry. Our customers include REITs, leading property management companies, fee managers, regionally based owner operators and service providers. As of December 31, 2009, we had 5,032 customers who used one or more of our on demand software solutions to help manage the operations of approximately 4.6 million rental housing units. Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2009, based on number of units managed. For the years ended December 31, 2007, 2008 and 2009, no one customer accounted for more than 5% of our revenue.

See Note 2 to Notes to Consolidated Financial Statements for the year ended December 31, 2009 for further information regarding measurement of our international revenue and location of our long-lived assets.

Competition

We face competition primarily from point solution providers including traditional software vendors and other on demand software providers. To a lesser extent, we also compete with internally developed and maintained solutions. Our competitors vary depending on our solution. Our current principal competitors include:

•	in the multi-family ERP market, AMSI Property Management (owned by Infor Global Solutions, Inc.), MRI Software LLC and Yardi Systems, Inc. and, in the single-family ERP market, AppFolio, Inc.;

•	in the applicant screening market, ChoicePoint Inc. (a subsidiary of Reed Elsevier Group plc), First Advantage Corporation (a subsidiary of The First American Corporation), TransUnion Rental Screening Solutions, Inc. (a subsidiary of TransUnion LLC) and Yardi Systems, Inc. (following its recent acquisition of RentGrow Inc., an applicant screening provider);

•	in the insurance market, Assurant, Inc. and a number of national insurance underwriters (including GEICO Corporation) that market renters insurance;

•	in the CRM market, contact center and call tracking service providers Call Source Inc., Level One, Inc., Yardi Systems, Inc. (which recently announced its intention to build a call center) and numerous regional and local call centers, lead tracking solution providers eReal Estate Integration, Inc., Lead Tracking Solutions (a division of O.C. Concepts, Inc.) and Who’s Calling, Inc., content syndications and reservations systems providers eReal Estate Integration, Inc. and Realty DataTrust Corporation and companies providing web portal services, including Apartments24-7.com, Inc., Ellipse Communications, Inc., Property Solutions International, Inc., Spherexx.com and Yardi Systems, Inc.;

•	in the utility billing market, American Utility Management, Inc., Conservice, LLC, ista North America, Inc., NWP Services Corporation and Yardi Systems, Inc. (following its recent acquisition of Energy Billing Systems, Inc.);

•	in the revenue management market, PROS Holdings, Inc., The Rainmaker Group, Inc. and Yardi Systems, Inc.; and

•	in the payment processing space, Chase Paymentech Solutions, LLC (a subsidiary of JPMorgan Chase & Co.), First Data Corporation, Fiserv, Inc., MoneyGram International, Inc., NWP Services Corporation, Property Solutions International, Inc., RentPayment.com (a subsidiary of Yapstone, Inc.), Yardi Systems, Inc. and a number of national banking institutions.

The principal competitive factors in our industry include total cost of ownership, ease of implementation, product functionality and scope, performance, security, scalability and reliability of service, brand and reputation, sales and marketing capabilities and financial resources of the provider. We believe that we compete favorably with our competitors on the basis of these factors. We also believe that none of our more significant competitors currently offer a more comprehensive or integrated on demand software solution. However, some of our existing competitors have greater name recognition, longer operating histories, larger installed customer bases, larger sales and marketing budgets, as well as greater financial, technical and other resources.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection. We currently have no issued patents or pending patent applications. In the future, we may file patent applications, but patents may not be issued with respect to these patent applications, or if patents are issued, they may not provide us with any competitive advantages, may not be issued in a manner that gives us the protection that we seek and may be successfully challenged by third parties.

We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe on our intellectual property. The enforcement of our intellectual property rights also depends on any legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, trade dress, copyright and trade secret protection may not be available in every country in which our solutions are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

Employees

As of December 31, 2009, we had approximately 1,141 employees. We consider our current relationship with our employees to be good. Our employees are not represented by a labor union and are not subject to a collective bargaining agreement.

Facilities

We currently lease approximately 184,000 square feet of space for our corporate headquarters and data center in Carrollton, Texas under lease agreements that expire in August 2016. We also license data center space and collocation services at a facility in Dallas, Texas for our secondary data center. We have offices in Tulsa, Oklahoma; Irvine, California; San Francisco, California; San Diego, California; Williston, Vermont; Mason, Ohio; Atlanta, Georgia; Washington, D.C.; Winnipeg, Manitoba, Canada and Hyderabad, India. We believe our current and planned data centers and office facilities will be adequate for the foreseeable future.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings arising from our ordinary course of business.

On June 15, 2009, a prospective resident of one of our customers filed a class action lawsuit styled Minor v. RealPage, Inc. against us in the U.S. District Court for the Central District of California. By the parties’ mutual stipulation in August 2009, the action was transferred to the U.S. District Court for the Eastern District of Texas (No. 4:09CV-00439). The plaintiff has alleged two individual claims and three class-based causes of action against us. Individually, the plaintiff alleges that we (i) willfully failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports as required by 15 U.S.C. § 1681e(b) and, in the alternative, (ii) negligently (within the meaning of 15 U.S.C. § 1681o(a)) failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports, as required by 15 U.S.C. § 1681e(b), in each case stemming from our provision of a report that allegedly included inaccurate criminal conviction information. The plaintiff seeks actual, statutory and punitive damages on her individual claims. In her capacity as the putative class representative, the plaintiff also alleges that we: (i) willfully failed to provide legally mandated disclosures upon a consumer’s request inconsistent with 15 U.S.C. § 1681g; (ii) willfully failed to provide prompt notice of consumers’ disputes to the data furnishers who provided us with the information whose accuracy was in question, as required by 15 U.S.C. §§ 1681i(a)(2); and (iii) willfully failed to provide prompt notice of consumers’ disputes to the consumer reporting agencies providing us with the information whose accuracy was in question, as required by 15 U.S.C. § 1681i(f). The plaintiff seeks certification of three separate classes in connection with these claims. She also seeks statutory and punitive damages, a declaration that our practices and procedures are in violation of the Fair Credit Reporting Act and attorneys’ fees and costs. Because this lawsuit is at an early stage, it is not possible to predict its outcome. We believe that we have meritorious defenses to the claims in this case and intend to defend it vigorously.

In January 2007, plaintiffs filed five separate but nearly identical class action lawsuits in the U.S. District Court for the Eastern District of Texas against more than 100 defendants. We were named as a defendant in one of those actions, Taylor, et al. v. Safeway, Inc., et al. (No. 2:07-CV-00017). On March 4, 2008, the Court consolidated these actions with the lead case, Taylor, et al. v. Acxiom Corp., et al. (No. 2:07-CV-00001). In their operative pleading, plaintiffs alleged that we obtained and held motor vehicle records in bulk from the State of Texas, an allegedly improper purpose in violation of the federal Driver’s Privacy Protection Act, or the DPPA. In addition, the plaintiffs alleged that we obtained these records for the purpose of re-selling them, another allegedly improper purpose in violation of the DPPA. Plaintiffs further purported to represent a putative class of approximately 20.0 million individuals affected by the defendants’ alleged DPPA violations. They sought statutory damages of $2,500 per each violation of the DPPA, punitive damages and an order requiring defendants to destroy information obtained in violation of the DPPA. In September 2008, the Eastern District of Texas dismissed plaintiffs’ complaint for failure to state a claim. The plaintiffs subsequently appealed the dismissal to the U.S. Court of Appeals for the Fifth Circuit. The primary issue on appeal is whether plaintiffs alleged any injury-in-fact that would give them standing to bring their claims. Predicate issues include whether obtaining and merely holding data states a claim under the DPPA, and whether re-selling data likewise states an actionable claim. In November 2009, the Fifth Circuit heard oral argument on the appeal. A decision has not yet been rendered. We believe that we have meritorious defenses to the claims in this case and intend to defend it vigorously.

In March 2010, the District Attorney of Ventura County, California issued an administrative subpoena to us seeking certain information related to our provision of utility billing services in the State of California. A representative of the District Attorney has informed us that the subpoena was issued in connection with a general investigation of industry practices with respect to utility billing in California. Utility billing in California is subject to regulation by state law and various state administrative agencies, including the California Public Utility Commission, or the CPUC, and the Division of Weights and Measures, or the DWM. We have provided the District Attorney with the information requested in the subpoena. As of April 28, 2010, the District Attorney’s office has not initiated an administrative or other enforcement action against us, nor have they asserted any violations of the applicable regulations by us. Given the early stage of this investigation, it is difficult to predict its outcome and whether the District Attorney will pursue an administrative or other enforcement action against us in the State of California and what the result of any such action would be. However, penalties or assessments of violations of regulations promulgated by the CPUC or DWM may be calculated on a per occurrence basis. Due to the large number of billing transactions we process for our customers in California, our potential liability in an enforcement action could be significant. If the District Attorney ultimately pursues an administrative or other enforcement action against us, we believe that we have meritorious defenses to the potential claims and would defend them vigorously. However, even if we were successful in defending against such claims, the proceedings could result in significant costs and divert management’s attention.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages and positions as of April 1, 2010 are set forth below:

Name	Age	Position(s)

Stephen T. Winn	63	Chairman of the Board, Chief Executive Officer and Director
Timothy J. Barker	47	Chief Financial Officer and Treasurer
Dirk D. Wakeham	44	President
Ashley Chaffin Glover	38	Executive Vice President, Multifamily Solutions
Jason D. Lindwall	39	Chief Operations Officer
William E. Van Valkenberg	63	Chief Legal Officer and Secretary
Alfred R. Berkeley, III (1),(2)	65	Director
Richard M. Berkeley (2),(3)	57	Director
Peter Gyenes (1),(2),(3)	64	Director
Jeffrey T. Leeds (3)	54	Director
Jason A. Wright (1),(2),(3)	38	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee

Stephen T. Winn has served as our Chief Executive Officer, Chairman of the Board and a member of our board of directors since November 1998. From November 1998 to December 2009, Mr. Winn also served as our President. From January 1998 to March 1999, Mr. Winn served in various executive positions, including President of Research Institute of America, a provider of information services to the accounting industry and a wholly owned subsidiary of Thomson Reuters Corporation. From June 1969 to January 1998, Mr. Winn served as President and Chief Executive Officer of Computer Language Research Inc., a publicly traded company focused on tax compliance, tax research and accounting software, which was acquired by Thomson Reuters Corporation. Mr. Winn is a member of the board of directors of the National Multi Housing Council. In January 2002, he was one of five people recognized by the National Apartment Association as a leader in the multi-family industry. Mr. Winn received his B.S. in electrical engineering from The University of Texas at Austin and his M.S. in management from Stanford University. In addition to Mr. Winn’s role as our Chief Executive Officer, we believe Mr. Winn’s qualifications to serve on our board of directors include his previous service in executive positions at various public and private technology companies and his extensive experience in the multi-family rental housing industry.

Timothy J. Barker has served as our Chief Financial Officer and Treasurer since he joined us in October 2005. Prior to joining us, Mr. Barker served from March 2003 to September 2005 as Chief Financial Officer of etalk Corporation, a provider of enterprise class contact management performance solutions. From August 2000 to March 2003, Mr. Barker worked as an independent consultant and provided chief financial officer consulting services to public and private companies. From November 1995 to July 2000, Mr. Barker held various positions at F.Y.I. Incorporated, a document and information outsourcing solution provider, including Executive Vice President and Chief Financial Officer. Mr. Barker received his B.B.A. in accounting from Texas Tech University and has been a Certified Public Accountant in the state of Texas since 1985.

Dirk D. Wakeham has served as our President since December 2009 and previously served as our Executive Vice President, Property Solutions, from January 2009 to November 2009 and our Senior Vice President, President, LeasingDesk Risk Mitigation Systems, from April 2007 to December 2008. Prior to joining us in April 2007, Mr. Wakeham was the Founder, President and Chief Executive Officer of Multifamily Internet Ventures, LLC, which he founded in 2001 and we acquired in April 2007. He also previously served as Senior Vice President at Western National Group, where he was responsible for the management and deployment of enterprise systems focused on the management and operation of a diverse multi-family portfolio. Mr. Wakeham received his B.A. in business administration from California State University, Fullerton.

Jason D. Lindwall has served as our Chief Operations Officer since joining us in April 2008. Prior to joining us, Mr. Lindwall held various positions, including Chief Information Officer, at Aspen Square Management, Inc. from December 1993 to February 2008. Mr. Lindwall received his B.S. in business administration computer information systems from Western New England College.

William E. Van Valkenberg has served as our Chief Legal Officer and Secretary since joining us in September 2009. Prior to joining us, Mr. Van Valkenberg worked as an executive consultant from January 2009 to September 2009 and provided consulting services to us from July 2009 to September 2009. From February 2006 to November 2008, Mr. Van Valkenberg was a senior executive and Chief Legal Officer of DayJet Corporation, an early stage regional on demand jet service. While Mr. Van Valkenberg was employed by DayJet Corporation, it filed a voluntary petition for Chapter 7 bankruptcy in November 2008. Mr. Van Valkenberg has also been outside counsel to public and private businesses with several law firms, most recently Holland & Knight LLP, where he was a partner from June 2002 to February 2006. Mr. Van Valkenberg received his B.A. in economics from the University of Washington and his J.D. from the University of Utah S.J. Quinney College of Law.

Ashley Chaffin Glover has served as our Executive Vice President, Multifamily Solutions since January 2010 and previously served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, from March 2005 until April 2009. From November 2004 through early March 2005, Ms. Chaffin Glover served us in a consulting capacity in conjunction with our acquisition of The Pleco Group, LLC. From August 1995 to July 1997 and again from August 1999 to July 2003, Ms. Chaffin Glover handled both international and domestic assignments for McKinsey & Company. Ms. Chaffin Glover received her B.S. in computer science from Southern Methodist University and her M.B.A. from Harvard University.

Alfred R. Berkeley, III has served as a member of our board of directors since December 2003 and as Chairman of our audit committee since January 2004. Mr. Berkeley currently serves as the Chairman of Pipeline Financial Group, Inc., the parent of Pipeline Trading Systems LLC, a block trading brokerage service, which he joined in December 2003. From December 2003 to March 2010, Mr. Berkeley also served as the Chief Executive Officer of Pipeline Financial Group, Inc. He also serves as Vice-Chairman of the National Infrastructure Advisory Council for the President of the United States, a trustee of Johns Hopkins University and a member of the Johns Hopkins University Applied Physics Laboratory, LLC. He formerly served as Vice Chairman of the Nomination Evaluation Committee for the National Medal of Technology and Innovation, which makes candidate recommendations to the Secretary of Commerce. He was appointed Vice Chairman of the NASDAQ Stock Market, Inc. in July 2000, serving through July 2003, and served as President of NASDAQ from 1996 until 2000. From 1972 to 1996, Mr. Berkeley served in a number of capacities at Alex. Brown & Sons Incorporated, which was acquired by Bankers Trust New York Corporation and later by Deutsche Bank AG. Most recently, he was Managing Director in the corporate finance department where he financed computer software and electronic commerce companies. He joined Alex. Brown & Sons Incorporated as a Research Analyst in 1972 and became a general partner in 1983. From 1985 to 1987, he served as Head of Information Services for the firm. From 1988 to 1990, Mr. Berkeley took a leave of absence from Alex. Brown & Sons Incorporated to serve as President and Chief Executive Officer of Rabbit Software Inc., a public telecommunications software company. He served as a captain in the United States Air Force and a major in the United States Air Force Reserve. Mr. Berkeley also served as a director of Webex Communications, Inc., which was acquired by Cisco Systems, Inc. (NASDAQ: CSCO) in May 2007. Mr. Berkeley also served as a director of Kintera, Inc. until May 2008, when it was acquired by Blackbaud, Inc. (NASDAQ: BLKB). Mr. Berkeley served as a director of the National Research Exchange, Inc., a registered broker dealer, until it ceased operations in December 2007. Mr. Berkeley also serves as a director of several private companies. Mr. Berkeley received his B.A. in English from the University of Virginia and his M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Berkeley’s qualifications to serve on our board of directors include his extensive experience in corporate finance and securities matters, including his experience as Chief Executive Officer of various companies and his leadership positions with the NASDAQ Stock Market, Inc., and his knowledge gained from service on the boards of various public and private companies and federal committees.

Richard M. Berkeley has served as a member of our board of directors since December 2005, as a member of each of our compensation committee and nominating and governance committee since May 2007 and as Chairman of our nominating and governance committee since February 2010. Mr. Berkeley is a member of Camden Partners Holdings, LLC, where he focuses on investments in the business and financial services, health care and education markets for the firm. Prior to joining Camden Partners in October 2002, Mr. Berkeley spent 19 years with Alex. Brown & Sons Incorporated and its successor organizations, Bankers Trust New York Corporation and Deutsche Bank Securities Inc., where he was responsible for the origination, structuring and consummation of private equity financings for public and private companies. He currently serves on the board of directors of a number of private companies, educational institutions and charitable organizations. Mr. Berkeley served as an officer in the United States Air Force between 1974 and 1976. He received his B.A. in history, J.D. and M.B.A. from the University of Virginia. We believe Mr. Berkeley’s qualifications to serve on our board of directors include his extensive business experience and knowledge in equity financings.

Peter Gyenes has served as a member or our board of directors since January 2010. Mr. Gyenes has served as the non-executive Chairman of the board of directors of Sophos plc, a global security software company, since May 2006. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software Corporation (NASDAQ: ASCL), a market leader in data integration software, and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by International Business Machines Corporation in 2005. He currently serves on the boards of directors of Lawson Software, Inc. (NASDAQ: LWSN), Netezza Corporation (NYSE: NZ), Pegasystems Inc. (NASDAQ: PEGA) and VistaPrint Limited (NASDAQ: VPRT), as well as several private companies, and serves as trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes previously served on the board of directors of webMethods Inc. (NASDAQ: WEBM) (acquired by Software AG Darmstadt) from 2005 to 2007, Applix, Inc. (NASDAQ: APLX) (acquired by Cognos, Inc.) from 2000 to 2007 and BladeLogic, Inc. (NASDAQ: BLOG) (acquired by BMC Software, Inc.) from 2006 to 2008. Mr. Gyenes received his B.A. in mathematics and his M.B.A. in marketing from Columbia University. We believe Mr. Gyenes’ qualifications to serve on our board of directors include his experience as the Chief Executive Officer of a publicly traded company, his knowledge gained from service on the boards of various public and private companies and his more than 40 years of experience in technology, sales, marketing and general management positions within the computer systems and software industry.

Jeffrey T. Leeds has served as a member of our board of directors and a member of our nominating and governance committee since December 1999. He is President and Co-Founder of Leeds Equity Partners, LLC, which he co-founded in 1993, a private equity firm that focuses on the education, information services and training industries. Prior to co-founding Leeds Equity Partners, Mr. Leeds spent seven years specializing in mergers and acquisitions and corporate finance at Lazard Freres & Co. LLC, a subsidiary of Lazard Group LLC. Prior to joining Lazard Freres & Co. LLC, Mr. Leeds served as a law clerk to the Hon. William J. Brennan, Jr. of the Supreme Court of the United States during the 1985 October Term. Mr. Leeds also worked in the corporate department of the law firm of Cravath, Swaine & Moore LLP in New York after graduating from law school. Mr. Leeds currently serves on the board of directors of Education Management Corporation (NASDAQ: EDMC), Instituto de Banca y Comercio and SeatonCorp. and as a Trustee on the United Federation of Teacher’s Charter School Board in New York City. Mr. Leeds received his B.A. in history summa cum laude from Yale University and his J.D. from Harvard Law School. He was also a Marshall Scholar at the University of Oxford. We believe Mr. Leeds’ qualifications to serve on our board of directors include his extensive business and legal experience in corporate finance and his knowledge gained from service on the boards of various public and private companies.

Jason A. Wright has served as a member or our board of directors since December 2003 and as the Chairman of our compensation committee since October 2006 and a member of our audit committee since January 2004. Mr. Wright is a partner in the Tech & Telecom Group at Apax Partners LLC, where he focuses primarily on investments in enterprise software and technology-enabled services. Prior to joining Apax in 2000, Mr. Wright served in a variety of roles at General Electric Capital Corporation, a subsidiary of General Electric Corporation, including the evaluation and execution of investment opportunities for the Technology Ventures Group, and Mr. Wright was also a consultant at Andersen Consulting, now Accenture plc. Mr. Wright currently serves on the board of directors of various private companies. Mr. Wright received his B.A. in economics from Tufts University and his M.B.A. in finance from The Wharton School of the University of Pennsylvania. We believe Mr. Wright’s qualifications to serve on our board of directors include his extensive business and financial experience related to enterprise software and technology-enabled services companies.

Our executive officers are elected by, and serve at the discretion of, our board of directors. Certain of our stockholders who beneficially own shares representing approximately 96.5% of our outstanding capital stock as of December 31, 2009 have entered into a shareholders agreement that, among other things, provides for the voting of their shares with respect to the constituency of our board of directors. See “Certain Relationships and Related Party Transactions — 2010 Shareholders Agreement” for further description of this agreement. The current members of our board of directors have been elected by our stockholders voting in accordance with the terms of this agreement, which will terminate upon completion of this offering.

With the exception of Alfred R. Berkeley, III and Richard M. Berkeley, who are brothers, there are no family relationships among any of our directors or executive officers.

In addition to the information presented above regarding each director’s specific experience, qualifications, attributes and skills that led our board of directors to the conclusion that each should serve as a director, we also believe that all of our directors have demonstrated business acumen, ethical integrity and an ability to exercise sound judgment, as well as a commitment of service to us and our board of directors.

Board of Directors

Our board of directors currently consists of six members. At each annual meeting of stockholders, our directors will be elected for a one-year term until their successors are elected and qualified, or until their earlier resignation or removal. We expect that our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the completion of this offering, will provide that the number of our directors will be fixed from time to time by a resolution of the majority of our board of directors. Nine directors are currently authorized.

Director Independence

In February 2010, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Alfred R. Berkeley, III, Richard M. Berkeley, Jeffrey T. Leeds, Jason A. Wright and Peter Gyenes, representing five of our six directors currently in office, are “independent directors” as defined under the rules of the SEC and the NASDAQ Global Market, or NASDAQ, and constitute a majority of independent directors of our board of directors as required by the rules of the SEC and NASDAQ.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results;

•	preparing the audit committee report required in this prospectus and in our annual proxy statement; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our audit committee is currently composed of Alfred R. Berkeley, III, Jason A. Wright and Peter Gyenes. Mr. Berkeley has been appointed the Chairman of our audit committee. Our board of directors has determined that each member of our audit committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations. Our board of directors has determined that each member of our audit committee meets the requirements for financial literacy and sophistication, and qualifies as an “audit committee financial expert,” under the applicable requirements of NASDAQ and SEC rules and regulations.

Our board of directors has adopted an audit committee charter. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, will comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our audit committee charter will be posted on the investor relations portion of our website at http://www.realpage.com and will be available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: General Counsel.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	reviewing and approving the following for our Chief Executive Officer and our other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control arrangements and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	reviewing and recommending compensation goals and bonus and stock compensation criteria for our employees;

•	reviewing and recommending compensation programs for outside directors;

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement;

•	administering, reviewing and making recommendations with respect to our equity compensation plans; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our compensation committee is currently composed of Jason A. Wright, Alfred R. Berkeley, III, Richard M. Berkeley and Peter Gyenes, each of whom is a non-employee member of our board of directors. Mr. Gyenes has been appointed to serve as the Chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code.

Our board of directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee’s charter and functioning, will comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our compensation committee charter will be posted on the investor relations portion of our web site at http://www.realpage.com and will be available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: General Counsel.

Nominating and Governance Committee

Our nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•	recommending members for each board committee to our board of directors; reviewing and monitoring our code of business conduct and ethics and actual and potential conflicts of interest of members of our board of directors and officers; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our nominating and governance committee is currently composed of Richard M. Berkeley, Peter Gyenes, Jeffrey T. Leeds and Jason A. Wright. Mr. Berkeley has been appointed the Chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations.

Our board of directors has adopted a nominating and governance committee charter. We believe that the composition of our nominating and governance committee, and our nominating and governance committee’s charter and functioning, will comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our nominating and governance committee charter will be posted on the investor relations portion of our website at http://www.realpage.com and will be available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: General Counsel.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), including directors and consultants. Following the completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations portion of our website at http://www.realpage.com and will be available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: General Counsel. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Historically, we have not paid any cash compensation to our directors for their services as directors or as members of committees of our board of directors. We have instead granted options to our non-employee directors who are not affiliated with our major stockholders as set forth below. However, effective April 1, 2010, we will provide our independent directors with both cash and equity compensation as described below.

Stock Option Grants to Alfred R. Berkeley, III

On January 9, 2004, we granted an option to purchase 250,000 shares of our common stock to Alfred R. Berkeley, III at an exercise price of $1.00. The option is immediately exercisable. We have a right to repurchase all shares acquired upon exercise of the option, which repurchase right expires as to one forty-eighth of the shares issued upon exercise of the stock option on the last day of each month beginning in February 2004, subject to Mr. Berkeley’s continued service through each applicable date.

On March 11, 2005, we granted an option to purchase 100,000 shares of our common stock to Mr. Berkeley at an exercise price of $1.00. The option is immediately exercisable. We have a right to repurchase all shares acquired upon exercise of the option, which repurchase right expires as to one forty-eighth of the shares issued upon exercise of the stock option on the last day of each month beginning in April 2005, subject to Mr. Berkeley’s continued service through each applicable date.

On December 17, 2008, we granted an option to purchase 50,000 shares of our common stock to Mr. Berkeley at an exercise price of $3.00. The option is immediately exercisable. We have a right to repurchase all shares acquired upon exercise of the option, which repurchase right expires as to one forty-eighth of the shares issued upon exercise of the stock option on the last day of each month beginning in January 2009, subject to Mr. Berkeley’s continued service through each applicable date.

Stock Option Grants to Peter Gyenes

On December 18, 2009, we granted a contingent option to purchase 100,000 shares of our common stock to Peter Gyenes at an exercise price of $3.00. The contingencies of the grant were satisfied and the grant became effective on December 29, 2009. This grant was subsequently cancelled and terminated and replaced by a grant to Peter Gyenes of an option to purchase 120,000 shares of our common stock at an exercise price of $3.75 on February 25, 2010. The stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. In the event of a “change of control,” as defined in the stock option agreement with Mr. Gyenes, all of the options subject to the agreement will become fully vested and exercisable.

Independent Director Compensation Plan

In February 2010, our compensation committee approved the following compensation plan for our independent directors, which became effective April 1, 2010. Our stockholders approved the independent director compensation plan in March 2010. The term “independent directors” for purposes of our independent director compensation plan will be as defined in our Fourth Amended and Restated Shareholders Agreement, dated as of March 17, 2010, prior to the effectiveness of the registration statement of which this prospectus is a part and will be as defined by our board of directors following effectiveness.

Retainer	$6,000 per quarter
Audit committee chair retainer	$4,500 per quarter
Audit committee member (excluding chair) retainer	$3,000 per quarter
Other board committee chair retainer	$3,000 per quarter
Other committee member (excluding chair) retainer	$1,500 per quarter
Annual equity grant	$50,000 restricted stock value(1)

(1)	The forfeiture provision of each annual restricted stock grant will lapse with respect to 5% of the restricted shares subject to the grant each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and the forfeiture provision will lapse with respect to the remaining 25% of the restricted shares subject to the grant on the first day of the next following calendar quarter, subject to the continuous service of the director through each applicable date.

On April 1, 2010, we issued 13,333 restricted shares of our common stock to each of Alfred R. Berkeley, III and Peter Gyenes pursuant to our independent director compensation plan.

Director Compensation Table for Year Ended December 31, 2009

The following table sets forth the annual director compensation paid or accrued by us to individuals who were directors during any part of 2009. The table excludes Mr. Winn, who is our Chief Executive Officer and who did not receive any compensation from us in his role as director in 2009.

	Fees Earned or	Option
Name	Paid in Cash ($)	Awards ($)(1)		Total ($)

Alfred R. Berkeley, III	—	—		—
Richard M. Berkeley	—	—		—
Peter Gyenes	—	$158,257	(2)	$158,257
Jeffrey T. Leeds	—	—		—
Jason A. Wright	—	—		—

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 8 of Notes to Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(2)	Reflects contingent grant to Mr. Gyenes of options to purchase 100,000 shares of our common stock at an exercise price of $3.00 per share on December 18, 2009. The contingencies of the grant were satisfied and the grant became effective on December 29, 2009. This grant was subsequently cancelled and terminated and replaced by a grant to Mr. Gyenes of options to purchase 120,000 shares of our common stock at an exercise price of $3.75 on February 25, 2010. The aggregate grant date fair value of this subsequent grant computed in accordance with FASB ASC Topic 718 is $222,414.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers, referred to as our named executive officers, for our year ended December 31, 2009 should be read together with the compensation tables and related disclosures that follow this discussion.

Compensation Philosophy and Objectives

Our philosophy is to provide compensation to each of our named executive officers that is commensurate with his or her position and experience, furnish incentives sufficient for the named executive officer to meet and exceed short-term and long-term corporate objectives as determined by our board of directors and align the named executive officers’ incentives with the long-term interests of our stockholders. Additionally, our executive compensation program is intended to provide significant motivation for our named executive officers to remain employed by us unless and until our board of directors finds that retention of the named executive officer is no longer in accord with our corporate objectives.

Based on this philosophy, the primary objectives of our board of directors and compensation committee with respect to executive compensation are to:

•	attract, retain and motivate skilled and knowledgeable executive talent;

•	ensure that executive compensation is aligned with our corporate strategies and business objectives; and

•	align the incentives of the named executive officers with the creation of value for stockholders.

To achieve these objectives, our compensation committee periodically evaluates our executive compensation program with the goal of establishing compensation at levels our compensation committee believes to be competitive with those of our competitive peer group companies and other companies in our geographical regions that compete with us for executive talent. Additionally, we design our executive compensation program to tie a portion of each named executive officer’s overall cash compensation to key strategic, financial and operational goals set by our board of directors.

Compensation Decision-Making Process

Our compensation committee is responsible for overseeing and approving our executive compensation program. Our compensation committee currently consists of four members. The current members of our compensation committee are Jason A. Wright, Alfred R. Berkeley, III, Richard M. Berkeley and Peter Gyenes. Mr. Gyenes has been appointed to serve as the Chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. For a discussion of the specific responsibilities of our compensation committee, see “Management — Committees of the Board of Directors — Compensation Committee.”

Our Chief Executive Officer makes base salary, cash bonus and long-term incentive compensation recommendations to the compensation committee for each of our named executive officers based on his or her level of responsibility, performance and contribution to achieving our overall corporate objectives. Our compensation committee considers the Chief Executive Officer’s input but retains complete authority to approve all compensation related decisions for our named executive officers. Additionally, our Chief Executive Officer is not permitted to be present during deliberations or voting by the compensation committee regarding his performance goals, performance evaluation or compensation level and abstains from voting in sessions where our board of directors acts on the compensation committee’s recommendations regarding his compensation.

For purposes of determining compensation levels for our named executive officers, our compensation committee considers the recommendations of our Chief Executive Officer, our overall achievement of corporate objectives, the level of responsibility, performance and individual contributions of our named executive officers, each named executive officer’s equity ownership and the compensation committee members’ own experience in compensation-related matters. For purposes of evaluating compensation levels for 2009 and 2010, our compensation committee also considered competitive market benchmarking data as described in “Executive Compensation — Competitive Positioning.” Based on these considerations, our compensation committee approved compensation packages for each of our named executive officers in 2009 and 2010, the components of which are further described in “Executive Compensation — Compensation Components.”

In February 2010, our board of directors approved a new compensation committee charter in anticipation of our initial public offering, and our compensation committee approved 2010 salaries for our named executive officers and our 2010 Management Incentive Plan.

Competitive Positioning

Our compensation committee has the authority to engage outside consultants from time to time, as the committee sees fit, to conduct market reviews of our executive compensation program and philosophy in order to assess the competitiveness of our program. In the third quarter of 2008, our compensation committee engaged Mercer LLC, a wholly owned subsidiary of Marsh & McLennan Companies, Inc., or Mercer, a global human resources and financial services consulting firm, to conduct an independent market review of our executive compensation program. To analyze our executive compensation program, Mercer used two public company market references to compare our total compensation practices for our executives to those in our market:

•	Publicly Held Companies Surveys. Two private surveys regarding executive compensation in the technology industry, the Watson Wyatt Executive Compensation Survey and the Towers Perrin Executive Compensation Survey; and

•	Select Peer Group. Publicly available data for a competitive peer group of publicly traded on demand software and services companies of similar size experiencing rapid revenue growth comparable to ours with total employees in the range of 500 to 1,000, or the Select Peer Group.

The Select Peer Group was developed in consultation between our compensation committee, our management team and Mercer and consisted of the following organizations:

Blackboard Inc.	RightNow Technologies
DealerTrack Holdings, Inc.	NetSuite Inc.
Kenexa Corporation	Unica Corporation
Ultimate Software Group, Inc.	Callidus Software Inc.
Omniture, Inc.	athenahealth, Inc
Concur Technologies, Inc.	SuccessFactors, Inc.
Taleo Corporation	Constant Contact, Inc.
SumTotal Systems, Inc.	DemandTec, Inc.

Mercer benchmarked our 2008 executive compensation levels, including base salaries, performance-based cash bonuses and long-term equity incentive awards, to those of other executives in the Select Peer Group where sufficient peer proxy data was available and against the Publicly Held Companies Surveys where insufficient peer proxy data was available and reported their findings to the compensation committee. The Mercer analysis indicated that the base salaries and the target performance-based cash bonuses of each of our named executive officers who were employed by us in 2008 were generally consistent with market median levels with the exception that our Chief Executive Officer’s target performance-based cash bonus was in the 25th percentile. Additionally, the Mercer analysis indicated that our long-term equity incentive levels were below the 25th percentile.

In 2009, our compensation committee did not engage outside consultants to conduct an independent market review of our executive compensation program. However, our Chief Executive Officer reviewed publicly available compensation data for the Select Peer Group. For purposes of evaluating compensation levels for 2009 and 2010, our compensation committee considered Mercer’s analysis and our Chief Executive Officer’s review of publicly available information for the Select Peer Group but did not target any specific percentile rank with respect to any of our compensation components in determining appropriate compensation levels for our named executive officers. In each of 2009 and 2010, this competitive market benchmarking data was one of many factors considered by our compensation committee in determining appropriate compensation levels for our named executive officers.

Compensation Components

Base Salaries

Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our named executive officers. Base salaries for our named executive officers have typically been negotiated as a part of the employment agreements with our named executive officers at the outset of employment. However, from time to time, at the discretion of our compensation committee and consistent with our executive compensation program objectives, base salaries for our named executive officers, together with other components of compensation, are evaluated for adjustment based on an assessment of the overall achievement of corporate objectives, each named executive officer’s sustained performance and compensation trends in our industry. Each named executive officer’s employment agreement requires that his or her base salary be reviewed no less frequently than annually; however, none of our named executive officers has an employment agreement that provides for automatic or scheduled increases in base salary.

In December 2008, our compensation committee conducted a review of our executive compensation program for purposes of evaluating compensation levels for our executives for 2009. Based on the considerations described above in “Executive Compensation — Compensation Decision-Making Process,” our compensation committee approved base salary increases to be effective as of January 1, 2009 for each of our named executive officers except for our Chief Executive Officer. The percentage increase for each named executive officer was based on our compensation committee’s assessment of the various considerations described above. In the case of Mr. Wakeham and Ms. Chaffin Glover, the increase in base salary was primarily due to the named executive officers’ increased responsibilities associated with promotions. Our compensation committee did not increase our Chief Executive Officer’s base salary for 2009 because of the substantial incentive provided by our Chief Executive Officer’s significant ownership of our common stock. The table below shows base salaries for our named executive officers for 2008 and 2009.

		2008 Base	2009 Base
Named Executive Officer	Current Title	Salary(1)	Salary(2)		% Increase

Stephen T. Winn	Chief Executive Officer, Chairman of the Board	$400,000	$400,000		—
Timothy J. Barker	Chief Financial Officer and Treasurer	285,000	315,000		10.5%
Dirk D. Wakeham	President(3)	250,000	260,000	(4)	4.0
Ashley Chaffin Glover	Executive Vice President, Multifamily Solutions(5)	220,000	260,000	(6)	18.2
William E. Van Valkenberg(7)	Chief Legal Officer and Secretary	—	300,000		—

(1)	Reflects base salary at end of 2008.

(2)	Reflects base salary at beginning of 2009.

(3)	Mr. Wakeham assumed the title and responsibilities of President in January 2010. He served as our Executive Vice President, Property Solutions, from April 2009 to January 2010 and as our Senior Vice President, President, LeasingDesk Risk Mitigation Systems, for prior periods in 2009.

(4)	Mr. Wakeham’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with his promotion to Executive Vice President, Property Solutions.

(5)	Ms. Chaffin Glover assumed the title and responsibilities of Executive Vice President, Multifamily Solutions in January 2010. She served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, for prior periods in 2009.

(6)	Ms. Chaffin Glover’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with her promotion to Executive Vice President, Resident Solutions.

(7)	Mr. Van Valkenberg commenced his employment with us in September 2009 after providing consulting services to us from June 2009 to September 2009.

In February 2010, our compensation committee conducted a review of our executive compensation program for purposes of evaluating compensation levels for our executives for 2010. Based on the considerations described above in “Executive Compensation — Compensation Decision-Making Process,” our compensation committee approved base salary increases to be effective as of January 1, 2010 for each of our named executive officers except for our Chief Executive Officer. The percentage increase for each named executive officer was based on our compensation committee’s assessment of the various considerations described above. In the case of Mr. Wakeham and Ms. Chaffin Glover, the increase in base salary was primarily due to the named executive officers’ increased responsibilities associated with promotions. Our compensation committee again did not increase our Chief Executive Officer’s base salary for 2010 because of the substantial incentive provided by our Chief Executive Officer’s significant ownership of our common stock. The table below shows base salaries for our named executive officers for fiscal 2009 and 2010.

		2009 Base		2010 Base
Named Executive Officer	Title	Salary(1)		Salary(2)	% Increase

Stephen T. Winn	Chief Executive Officer, Chairman of the Board	$400,000		$400,000	—
Timothy J. Barker	Chief Financial Officer and Treasurer	315,000		350,000	11.1%
Dirk D. Wakeham	President(3)	300,000	(4)	330,000	10.0
Ashley Chaffin Glover	Executive Vice President, Multifamily Solutions(5)	300,000	(6)	320,000	6.7
William E. Van Valkenberg(7)	Chief Legal Officer and Secretary	300,000		300,000	—

(1)	Reflects base salary at the end of 2009.

(2)	Reflects base salary at beginning of 2010.

(3)	Mr. Wakeham assumed the title and responsibilities of President in January 2010. He served as our Executive Vice President, Property Solutions, from April 2009 to January 2010 and as our Senior Vice President, President, LeasingDesk Risk Mitigation Systems, for prior periods in 2009.

(4)	Mr. Wakeham’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with his promotion to Executive Vice President, Property Solutions.

(5)	Ms. Chaffin Glover assumed the title and responsibilities of Executive Vice President, Multifamily Solutions in January 2010. She served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, for prior periods in 2009.

(6)	Ms. Chaffin Glover’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with her promotion to Executive Vice President, Resident Solutions.

(7)	Mr. Van Valkenberg commenced his employment with us in September 2009 after providing consulting services to us from June 2009 to September 2009.

Performance-Based Cash Bonuses

Our named executive officers participate in our annual non-equity management incentive plan, or management incentive plan, along with our other senior managers. Our annual management incentive plan is intended to provide cash compensation to our named executive officers and senior managers for their contribution to the achievement of our strategic, operational and financial objectives. Our named executive officers earn amounts under our management incentive plan based on our achievement of financial performance objectives, including overall corporate revenue and adjusted EBITDA targets and product family specific revenue and profit targets for those participants of our management incentive plan that have direct responsibility over the operations specific to one of our product families, and an assessment of the named executive officer’s individual performance. For purposes of the management incentive plan, adjusted EBITDA is calculated the same as Adjusted EBITDA as described in footnote 5 to the table in “Selected Consolidated Financial Data” except that purchase accounting adjustments are also added back. Our compensation committee approves a management incentive plan each year that outlines overall corporate objectives for the fiscal year in addition to establishing guidelines for calculating management incentive plan bonuses in the event that performance objectives are partially achieved or exceeded.

A portion of our management incentive plan bonuses are typically paid out quarterly based on progression towards the annual achievement of performance objectives. The actual annual cash bonus paid to participants under our management incentive plan with respect to a particular fiscal year is adjusted at year end based on actual achievement of both financial and individual performance objectives. We do not have any formal or informal policies regarding the adjustment or recovery of bonus payments made under the management incentive plan in the event a relevant performance objective upon which the payment was made is not ultimately achieved.

Under the management incentive plan for 2009, or the 2009 Management Incentive Plan, the target bonus for Mr. Winn was 75% of Mr. Winn’s base salary with a maximum bonus potential of 200% of Mr. Winn’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of Mr. Winn’s target bonus. The 2009 Management Incentive Plan target bonus for each other named executive officer was 50% of the named executive officer’s base salary with a maximum bonus potential of 200% of the named executive officer’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of the named executive officer’s target bonus. Our 2009 revenue target was approximately 30% higher than our 2008 target while our 2009 adjusted EBITDA target was approximately 100% higher than our 2008 target. The compensation committee believed that the 2009 targets were challenging, but attainable, based on the increases in our revenue and adjusted EBITDA in 2008 relative to 2007 and directly aligned our named executive officers’ short-term incentives with the creation of long-term stockholder value. Our compensation committee had sole discretion to adjust targets and awards under the 2009 Management Incentive Plan for significant, non-controllable circumstances that were not included in our 2009 operating plan; however, our compensation committee did not exercise such discretion under the 2009 Management Incentive Plan. For each of Messrs. Winn, Barker and Van Valkenberg, the achievement of 2009 bonus targets for overall corporate revenue, overall corporate adjusted EBITDA and individual performance ratings were weighted 30%, 45% and 25%, respectively. We weighted the individual 2009 Management Incentive Plans more heavily toward achieving adjusted EBITDA over revenue targets for Messrs. Winn, Barker and Van Valkenberg because we believe that increases in adjusted EBITDA will drive our long-term success and result in greater opportunity for profit in the future. For Ms. Chaffin Glover and Mr. Wakeham, the achievement of 2009 Management Incentive Plan bonus targets for revenue, adjusted EBITDA and individual performance ratings were weighted 50% (of which, 15% was based on overall corporate performance and 35% was based on the performance of operations under the named executive officers’ direct management), 25% (of which, 10% was based on overall corporate performance and 15% was based on the performance of operations under the named executive officers’ direct management) and 25%, respectively. We weighted the individual 2009 Management Incentive Plans for Ms. Chaffin Glover and Mr. Wakeham more heavily toward achieving revenue over adjusted EBITDA because we believe that the positions held by Ms. Chaffin Glover and Mr. Wakeham have more direct influence over revenue performance than our other named executive officers. Additionally, we weighted the performance of the operations under these named executive officers’ direct management over our overall corporate performance in order to motivate and incentivize the named executive officers to drive growth in operations under their direct management.

The following table summarizes the actual bonuses paid to our named executive officers pursuant to the 2009 Management Incentive Plan based on achievement of 2009 performance objectives as compared to each named executive officer’s target bonuses:

	2009		Actual Bonus as
	Target	Actual	a Percent of
Executive	Bonus ($)	Bonus ($)	Target Bonus

Stephen T. Winn	$300,000	$246,765	82.3%
Timothy J. Barker	157,500	149,240	94.8
Dirk D. Wakeham	150,000	131,585	87.7
Ashley Chaffin Glover	150,000	120,335	80.2
William E. Van Valkenberg(1)	40,685	34,878	85.7

(1)	Mr. Van Valkenberg commenced his employment with us in September 2009. Mr. Van Valkenberg’s annual bonus opportunity under the 2009 Management Incentive Plan was subject to proration based on the actual number of days he was employed by us during 2009.

The Management Incentive Plan for 2010, or the 2010 Management Incentive Plan, was approved by our compensation committee in February 2010. The 2010 Management Incentive Plan target bonus for Mr. Winn is 100% of Mr. Winn’s base salary with a maximum bonus potential of 200% of Mr. Winn’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of Mr. Winn’s target bonus. The 2010 Management Incentive Plan target bonus for Ms. Chaffin Glover and Messrs. Barker and Van Valkenberg is 50% of the named executive officer’s base salary with a maximum bonus potential of 200% of the named executive officer’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of the named executive officer’s target bonus. The 2010 Management Incentive Plan target bonus for Mr. Wakeham is 62.5% of Mr. Wakeham’s base salary with a maximum bonus potential of 200% of Mr. Wakeham’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of Mr. Wakeham’s target bonus. The performance metrics under the 2010 Management Incentive Plan are the same as the performance metrics under our 2009 Management Incentive Plan and include revenue and adjusted EBITDA targets and individual performance ratings. The compensation committee believes that the 2010 targets are challenging, but attainable, based on the increases in our revenue and adjusted EBITDA in 2009 relative to 2008 and will continue to align our named executive officers’ short-term incentives with the creation of long-term stockholder value. For each of Messrs. Winn, Barker and Van Valkenberg, the achievement of 2010 bonus targets for overall corporate revenue, overall corporate adjusted EBITDA and individual performance ratings are weighted 30%, 45% and 25%, respectively. We weighted the individual 2010 Management Incentive Plans more heavily toward achieving adjusted EBITDA over revenue targets for Messrs. Winn, Barker and Van Valkenberg because we believe that increases in adjusted EBITDA will drive our long-term success and result in greater opportunity for profit in the future. For Mr. Wakeham, the achievement of 2010 bonus targets for overall corporate revenue, overall corporate adjusted EBITDA and individual performance ratings are weighted 45%, 30% and 25%, respectively. For Ms. Chaffin Glover, the achievement of 2010 Management Incentive Plan bonus targets for revenue, adjusted EBITDA and individual performance ratings are weighted 50% (of which, 15% was based on overall corporate performance and 35% was based on the performance of operations under the named executive officers’ direct management), 25% (of which, 10% was based on overall corporate performance and 15% was based on the performance of operations under the named executive officers’ direct management) and 25%, respectively. We weighted the individual 2010 Management Incentive Plan for Mr. Wakeham and Ms. Chaffin Glover more heavily toward achieving revenue over adjusted EBITDA because we believe that the positions held by these named executive officers have more direct influence over revenue performance than our other named executive officers. Additionally, we weighted the performance of the operations under Ms. Chaffin Glover’s direct management over our overall corporate performance in order to motivate and incentivize Ms. Chaffin Glover to drive growth in operations under her direct management. Our compensation committee retains sole discretion to adjust targets and awards under the 2010 Management Incentive Plan for significant, non-controllable circumstances that were not included in our 2010 operating budget.

Equity Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. Historically, our equity awards to our named executive officers have been in the form of stock options. We believe that equity-based compensation provides our named executive officers with a direct interest in our long-term performance, creates an ownership culture and aligns the interests of our named executive officers and our stockholders.

Grants of stock option awards, including those to our named executive officers, are all approved by our compensation committee and are granted at an exercise price at or above the fair market value of our common stock on the date of grant. Consistent with the terms of our options granted to our other employees, options granted to our named executive officers typically vest over a four-year period in accordance with one of the following vesting schedules, subject to continued service through each applicable vesting date:

•	The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date; or

•	The stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date.

We believe that the four-year vesting period of our stock option grants furthers our objective of executive retention as it provides an incentive to our executives to remain in our employ during the vesting period.

We typically make an initial stock option grant to new executives in connection with the commencement of his or her employment. Additionally, at the discretion of our board of directors and consistent with our executive compensation program objectives, our compensation committee typically evaluates and approves equity awards for our new employees quarterly and equity awards for our existing employees, including our named executive officers, annually, to re-establish or bolster incentives to retain our employees. The stock options we granted to our named executive officers in 2009 are set forth under “Executive Compensation — Grants of Plan-Based Awards.” On February 25, 2010, we granted options to purchase 350,000, 225,000 and 300,000 shares of our common stock to Mr. Barker, Ms. Chaffin Glover and Mr. Wakeham, respectively, at an exercise price per share of $3.75. These stock options vest with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. In determining the size of stock option grants to our named executive officers in 2009 and 2010, our compensation committee considered comparative equity ownership of executives employed by companies in our Select Peer Group, our overall achievement of corporate objectives, the applicable named executive officer’s achievement of individual performance objectives, the achievement of certain strategic initiatives, the amount of equity previously awarded to the named executive officer, the vesting of previous awards and the recommendations of our Chief Executive Officer. Mr. Van Valkenberg was not granted stock options or other equity awards in 2010, as he had recently been granted an option to purchase 300,000 shares of our common stock upon the commencement of his full-time employment with us in September 2009.

Mr. Winn, our Chief Executive Officer, has not received equity based compensation historically. Mr. Winn’s primary equity compensation continues to come from expected returns on his ownership of our stock. As a significant stockholder, Mr. Winn’s personal wealth is tied directly to sustaining stock price appreciation and performance, which directly aligns Mr. Winn’s interests with overall stockholder interests.

At the discretion of our compensation committee, we expect to continue to grant new stock options to named executive officers annually consistent with our overall executive compensation program objectives. In determining the size of stock option grants to named executive officers in future years, we expect that our compensation committee will consider comparative equity ownership of executives employed by companies in our Select Peer Group, our financial performance, the applicable named executive officer’s achievement of performance objectives, the amount of equity compensation previously awarded to the named executive officer, the vesting of previous awards and the recommendations of our Chief Executive Officer.

Severance and Change in Control Benefits

Our employment agreements with our named executive officers provide for payments and other benefits in the event of termination of employment in certain circumstances. For a description of these payments and other benefits, see “Executive Compensation — Potential Payments on Termination or Change in Control.”

Our 1998 Stock Incentive Plan provides that stock options granted to a participant under our 1998 Stock Incentive Plan will become 100% vested on the participant’s death or disability (as defined in Section 22(e)(3) of the Internal Revenue Code) unless the stock option agreement provides otherwise. Each of the outstanding stock options granted to our named executive officers has been granted under our 1998 Stock Incentive Plan and would be subject to this acceleration benefit in the event of the named executive officer’s death or disability. We generally do not provide for accelerated vesting of options held by our employees or named executive officers in connection with change in control transactions. However, our stock option agreements with Mr. Barker provide for accelerated vesting in connection with certain change in control transactions as further described under “Executive Compensation — Potential Payments on Termination or Change in Control — Arrangements with Timothy J. Barker.” Our compensation committee determined that it was appropriate to provide for payments and accelerated vesting for Mr. Barker, but not our other named executive officers, in connection with certain change in control transactions because the position of Chief Financial Officer is more likely to be affected by such a transaction than the positions held by our other named executive officers (other than Chief Executive Officer). However, our compensation committee did not believe it was necessary to provide for additional payments to Mr. Winn in the event of certain change in control transactions given his significant ownership of our common stock.

We believe that these severance arrangements help us to attract and retain key management talent in an industry where there is significant competition for management talent. We believe that entering into these agreements helps the named executive officers maintain continued focus and dedication to their assigned duties and maximizes stockholder value. The terms of these agreements were determined after review by our compensation committee of our retention goals for each named executive officer, as well as analysis of market data, similar agreements established by our Select Peer Group and applicable law.

Benefits and Other Compensation

We maintain broad-based employee benefit plans, which are provided to all eligible U.S.-based employees. These plans include a group medical program, a group dental program, life insurance, disability insurance, flexible spending accounts and a 401(k) savings plan. Other benefit programs offered to all full-time U.S.-based employees include programs for job-related educational assistance, an employee referral program, group term life insurance equivalent to 1.5 times an employee’s annual base salary up to a $600,000 maximum and an employee assistance program. All U.S.-based executives are eligible to participate in our employee benefit plans on the same basis as our other full-time employees, with the exception of the employee referral program, in which our named executive officers are ineligible to participate.

We believe these benefits are consistent with the benefits offered by companies with which we compete for employees and are necessary to attract and retain qualified employees.

Perquisites

We believe that cash and equity compensation are the two key components in attracting and retaining management talent and therefore do not generally provide any substantial perquisites to our named executive officers.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for certain compensation in excess of $1.0 million per year paid by a publicly held company to its chief executive officer or any of its three other most highly paid executive officers (other than the company’s chief executive officer and chief financial officer). Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a company before it was publicly held. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, to remain competitive with other employers, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during our year ended December 31, 2009.

						Non-Equity
						Incentive
					Option	Plan	All Other
					Awards	Compensation	Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)	($)(1)	($)(2)	($)(3)		Total ($)

Stephen T. Winn	2009	$400,000		—	—	$246,765	$3,675		$650,440
Chairman of the Board and Chief Executive Officer
Timothy J. Barker	2009	315,000		—	$320,631	149,240	3,675		788,546
Chief Financial Officer and Treasurer
Dirk D. Wakeham(4)	2009	290,000	(5)	—	256,505	131,585	51,853	(6)	729,943
President
Ashley Chaffin Glover(7)	2009	290,000	(8)	—	256,505	120,335	3,675		670,515
Executive Vice President, Multifamily Solutions
William E. Van Valkenberg(9)	2009	79,615		—	372,726	34,878	96,338	(10)	583,557
Chief Legal Officer and Secretary

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 8 of Notes to Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(2)	Represents awards under our 2009 Management Incentive Plan. The material terms of these annual incentive awards are described in this section under “Compensation Discussion and Analysis — Compensation Components — Performance-Based Bonuses.”

(3)	Represents the amount of our matching contributions under our 401(k) savings plan unless additional forms of other compensation are also indicated in relevant footnotes to this table.

(4)	Mr. Wakeham assumed the title and responsibilities of President in January 2010. He served as our Executive Vice President, Property Solutions, from April 2009 to January 2010 and as our Senior Vice President, President, LeasingDesk Point of Lease Systems, for prior periods in 2009.

(5)	Mr. Wakeham’s salary was increased from $260,000 to $300,000 in April 2009 in conjunction with his promotion to Executive Vice President, Property Solutions.

(6)	Consists of (i) $1,304 of matching contributions under our 401(k) savings plan, (ii) $43,510 of relocation related expense reimbursements and (iii) tax gross-up of $7,039 associated with taxable relocation related expenses.

(7)	Ms. Chaffin Glover assumed the title and responsibilities of Executive Vice President, Multifamily Solutions in January 2010. She served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, for prior periods in 2009.

(8)	Ms. Chaffin Glover’s salary was increased from $260,000 to $300,000 in April 2009 in conjunction with her promotion to Executive Vice President, Resident Solutions.

(9)	Mr. Van Valkenberg commenced his employment with us in September 2009 and provided consulting services to us from June 2009 to September 2009. His 2009 compensation represents the amounts paid to him as an employee from September 24, 2009 to December 31, 2009 and as a consultant for prior periods in 2009.

(10)	Consists of (i) $125 of matching contributions under our 401(k) savings plan, (ii) $7,742 of relocation related expense reimbursements, (iii) tax gross-up of $3,753 associated with taxable relocation related expenses, (iv) $65,000 in consulting payments paid to Mr. Van Valkenberg in accordance with the terms of his consulting agreement prior to commencement of his full-time employment with us and (v) $19,717 in expense reimbursements paid to Mr. Van Valkenberg in accordance with the terms of his consulting agreement prior to commencement of his full-time employment with us.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during 2009 to our named executive officers:

					All Other Option
					Awards:
					Number of			Grant Date
		Estimated Future Payouts Under			Securities		Exercise or Base	Fair Value of
		Non-Equity Incentive Plan Awards ($)(1)			Underlying		Price of Option	Option
Name	Grant Date	Minimum	Target	Maximum	Options (#)		Awards ($/Sh)(2)	Awards ($)(3)

Stephen T. Winn	2/26/2009	—	$300,000	$600,000	—		—	—
Timothy J. Barker	2/26/2009	—	—	—	250,000	(4)	$3.00	$320,631
	2/26/2009	—	157,500	315,000	—		—	—
Dirk D. Wakeham	2/26/2009	—	—	—	200,000	(4)	3.00	256,505
	2/26/2009	—	150,000	300,000	—		—	—
Ashley Chaffin Glover	2/26/2009	—	—	—	200,000	(4)	3.00	256,505
	2/26/2009	—	150,000	300,000	—		—	—
William E. Van Valkenberg	9/28/2009	—	—	—	300,000	(5)	3.00	372,726
	9/24/2009	—	40,685	81,370	—		—	—

(1)	Represents awards under our Management Incentive Plan for fiscal 2009. The material terms of these annual incentive awards are discussed in this section under “Compensation Discussion and Analysis — Compensation Components — Performance-Based Bonuses.”

(2)	In determining the exercise price of options granted in 2009, our compensation committee retained an independent valuation firm to complete a contemporaneous common stock valuation using the probability-weighted expected return method, which involved analyzing future values under two possible outcomes and then probability-weighting those values.

(3)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 8 of Notes to Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(4)	Stock options vest in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

(5)	Stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date.

Outstanding Equity Awards at December 31, 2009

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2009:

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Exercised Options	Option
	Options	That Have Not	Exercise	Option
Name	Exercisable (#)(1)	Vested (#)	Price ($)	Expiration Date

Stephen T. Winn	—	—	—	—
Chairman of the Board and Chief Executive Officer
Timothy J. Barker	250,000	—	$1.00	10/27/2015
Chief Financial Officer and Treasurer	75,000	25,000	$1.25	12/15/2016
	65,625	84,375	$3.50	2/29/2018
	46,875	203,125	$3.00	2/26/2019
Dirk D. Wakeham	156,250	93,750	$1.50	4/12/2017
President	65,625	84,375	$3.50	2/29/2018
	37,500	162,500	$3.00	2/26/2019
Ashley Chaffin Glover	200,000	—	$1.00	3/3/2015
Executive Vice President, Multifamily	50,000	—	$1.00	12/13/2015
Solutions	37,500	12,500	$1.25	12/15/2016
	43,750	56,250	$3.50	2/29/2018
	37,500	162,500	$3.00	2/26/2019
William E. Van Valkenberg	15,000	285,000	$3.00	9/28/2019
Chief Legal Officer and Secretary

(1)	The listed stock options were granted under our 1998 Stock Incentive Plan. Stock options granted to Ms. Chaffin Glover and Messrs. Barker and Wakeham vest ratably over 16 quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable vesting date, and the stock option granted to Mr. Van Valkenberg vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and the remaining 25% of the on the first day of the next following calendar quarter, subject to continued service through each applicable date.

Option Exercises and Stock Vested

None of our named executive officers exercised their outstanding stock options during 2009.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our named executive officers participated in a nonqualified deferred compensation plan during the year ended December 31, 2009.

Employment Agreements

The following descriptions of the terms of the employment agreements with our named executive officers are intended as a summary only and are qualified in their entirety by reference to the employment agreements filed as exhibits to the registration statement of which this prospectus is a part.

Stephen T. Winn

We entered into an employment agreement with Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, on December 30, 2003. The employment agreement with Mr. Winn provides for a base salary at a rate not less than $265,000 per year until December 31, 2003 and thereafter at a rate not less than $275,000 per year with a target annual bonus of not less than 50% of his base salary and a potential maximum annual bonus of up to 100% of his base salary based on the achievement of performance criteria established by our compensation committee. Mr. Winn’s current base salary is $400,000 and target annual bonus is 100% of his annual base salary with a potential maximum annual bonus of up to 200% of his annual base salary.

Mr. Winn is entitled to four weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses including travel by private aircraft for business purposes of up to $150,000 per year. Additionally, we will make available to Mr. Winn all fringe benefits and perquisites that are made available to other senior executives. As part of his employment, Mr. Winn is entitled to payments upon termination of his employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Stephen T. Winn.” Our employment agreement with Mr. Winn, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during his employment and for a three-year period following termination.

Timothy J. Barker

We entered into an employment agreement with Timothy J. Barker, our Chief Financial Officer and Treasurer, on October 31, 2005. On October 27, 2005, in accordance with the terms of his employment agreement, Mr. Barker was granted an option to purchase 500,000 shares of our common stock at an exercise price of $1.00. The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date. We subsequently amended the employment agreement with Mr. Barker on January 1, 2010. As amended, the employment agreement with Mr. Barker provides for a base salary at a rate not less than $350,000 per year effective January 1, 2010. Under the terms of his amended employment agreement, Mr. Barker is eligible to receive a target annual bonus of 50% of his base salary and a potential maximum annual bonus of up to 100% of his base salary based on the achievement of performance criteria established by our compensation committee. Mr. Barker’s current base salary is $350,000 and target annual bonus is 50% of his annual base salary with a potential maximum annual bonus of up to 100% of his annual base salary. On February 25, 2010, in accordance with the terms of his amended employment agreement, Mr. Barker was granted an option to purchase 350,000 shares of our common stock at an exercise price of $3.75. The stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to Mr. Barker’s continued service through each applicable date.

Mr. Barker is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available to Mr. Barker all fringe benefits and perquisites that are made available to other senior executives. As part of his employment, Mr. Barker is also entitled to payments and other benefits upon termination of his employment in certain circumstances, and our stock option agreements with Mr. Barker provide for accelerated vesting in connection with certain change in control transactions, as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Timothy J. Barker.” Our amended employment agreement with Mr. Barker, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during his employment and for a one-year period following termination.

Dirk D. Wakeham

Multifamily Internet Ventures, LLC, which we acquired in April 2007, entered into an employment agreement with Dirk D. Wakeham, which was subsequently amended on April 12, 2007. Mr. Wakeham has served as our President since January 2010. As amended, the employment agreement with Mr. Wakeham provides for a base salary at a rate not less than $225,000 per year. Under the terms of his amended employment agreement, beginning in 2007, Mr. Wakeham is eligible to receive an annual bonus under the terms of our management incentive plan of 50% of his base salary for achievement of the management incentive plan at 100% and the potential to receive up to 100% of his base salary if the performance criteria stipulated in the management incentive plan is exceeded. Mr. Wakeham’s current base salary is $330,000 and target annual bonus is 62.5% of his annual base salary with a potential maximum annual bonus of up to 125% of his annual base salary. In addition, Mr. Wakeham received a one-time lump sum payment of $14,700 following the closing of our acquisition of Multifamily Internet Ventures, LLC, which amount represented the difference between the amount he was paid by Multifamily Internet Ventures, LLC, for the period from January 1, 2007 and April 12, 2007 and the amount he would have been paid during such period if he had been paid at the base salary specified in his employment agreement. On April 12, 2007, in accordance with the terms of his employment agreement, Mr. Wakeham was granted an option to purchase 250,000 shares of our common stock at an exercise price of $1.50. The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

Mr. Wakeham is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available to Mr. Wakeham all fringe benefits and perquisites that are made available to other senior executives. As part of his employment, Mr. Wakeham is also entitled to certain payments upon termination of his employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Our Other Named Executive Officers.” Our employment agreement with Mr. Wakeham, among other things, also includes confidentiality provisions and non-interference and non-disparagement obligations during his employment and for a period of 24 months following termination.

Ashley Chaffin Glover

We entered into an employment agreement with Ashley Chaffin Glover on March 3, 2005. Ms. Chaffin Glover has served as our Executive Vice President, Multifamily Solutions since January 2010. The employment agreement with Ms. Chaffin Glover provides for a base salary at a rate not less than $150,000 per year. Under the terms of her employment agreement, beginning in 2005, Ms. Chaffin Glover is eligible to receive a target annual bonus of 40% of her base salary and a potential maximum annual bonus of up to 80% of her base salary based on the achievement of performance criteria established by our compensation committee. Ms. Chaffin Glover’s annual bonus opportunity for 2005 was prorated for the portion of 2005 that she was employed by us. Ms. Chaffin Glover’s current base salary is $320,000 and target annual bonus is 50% of her annual base salary with a potential maximum annual bonus of up to 100% of her annual base salary. On March 3, 2005, in accordance with the terms of her employment agreement, Ms. Chaffin Glover was granted an option to purchase 200,000 shares of our common stock at an exercise price of $1.00. The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

Ms. Chaffin Glover is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available to Ms. Chaffin Glover all fringe benefits and perquisites that are made available to other senior executives. As part of her employment, Ms. Chaffin Glover is also entitled to certain payments upon termination of her employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Our Other Named Executive Officers.” Our employment agreement with Ms. Chaffin Glover, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during her employment and for a one-year period following termination.

William E. Van Valkenberg

We entered into an employment agreement with William E. Van Valkenberg, Chief Legal Officer and Secretary, on September 24, 2009. The employment agreement with Mr. Van Valkenberg provides for a base salary at a rate not less than $300,000 per year. Under the terms of his employment agreement, beginning in 2009, Mr. Van Valkenberg is eligible to receive an annual bonus under the terms of our management incentive plan of 50% of his base salary for achievement of the management incentive plan at 100% and the potential to receive up to 100% of his base salary if the performance criteria for this potential is achieved as set forth in the management incentive plan. Mr. Van Valkenberg’s annual bonus opportunity under the 2009 Management Incentive Plan was subject to proration based on the actual number of days he was employed by us during the year. Mr. Van Valkenberg’s current base salary is $300,000 and target annual bonus is 50% of his annual base salary with a potential maximum annual bonus of up to 100% of his annual base salary. In addition, Mr. Van Valkenberg will be reimbursed up to $125,000 for relocation expenses (excluding payment of commissions or other costs associated with buying or selling a home) associated with his relocation to Dallas. Prior to his relocation to Dallas, Texas, we also paid for a furnished two bedroom apartment within proximity to our office for Mr. Van Valkenberg’s use and reimbursed travel expenses for him and his spouse in accordance with our standard travel policy. On September 28, 2009, in accordance with the terms of his employment agreement, Mr. Van Valkenberg was granted an option to purchase 300,000 shares of our common stock at an exercise price of $3.00. The stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. Mr. Van Valkenberg is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available to Mr. Van Valkenberg all fringe benefits and perquisites that are made available to other senior executives. As part of his employment, Mr. Van Valkenberg is also entitled to certain payments upon termination of his employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Our Other Named Executive Officers.” Our employment agreement with Mr. Van Valkenberg, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during his employment and for a period of six months following termination.

Prior to entering into the employment agreement with Mr. Van Valkenberg, we entered into a consulting agreement with Mr. Van Valkenberg on June 28, 2009. Under the consulting agreement, Mr. Van Valkenberg performed legal consulting services for us on a project-by-project basis in exchange for consulting fees in the amount of $1,000 per day. In addition, Mr. Van Valkenberg was entitled to reimbursement for his reasonable out-of-pocket expenses related to the consulting services. The consulting agreement with Mr. Van Valkenberg, among other things, included confidentiality and intellectual property assignment provisions and employee non-solicitation obligations during the consulting period and for a period of 12 months following termination.

Potential Payments upon Termination or Change in Control

Our employment agreements with our named executive officers provide for payments in the event of termination of employment in certain circumstances, and our stock option agreements with Mr. Barker provide for accelerated vesting in connection with certain change in control transactions. In addition, all outstanding stock options granted to our named executive officers would become 100% vested upon the named executive officer’s death or disability (as defined in Section 22(e)(3) of the Internal Revenue Code) pursuant to the terms of our 1998 Stock Incentive Plan. The descriptions and tables that follow describe the payments and benefits that we would owe to each of our named executive officers, pursuant to the applicable employment and stock option agreements with our named executive officers and our 1998 Stock Incentive Plan, and are qualified in their entirety by reference to the relevant agreements and our 1998 Stock Incentive Plan filed as exhibits to the registration statement of which this prospectus is a part.

Definition of “Cause”

Under the employment agreements with our named executive officers, “Cause” is generally defined as the occurrence of any of the following events:

•	conviction for criminal acts;

•	making a materially false statement to our auditors or legal counsel;

•	falsification of any corporate document or form;

•	any material breach by the named executive officer of his or her material obligations to us or of any published company policy;

•	any material breach by the named executive officer of the provisions of his or her employment agreement;

•	making a material misrepresentation of fact or omission to disclose material facts in relation to transactions occurring in our business and financial matters; and

•	continued performance of his or her duties in an incompetent, unprofessional, unsuccessful, insubordinate or negligent manner.

Pursuant to the terms of their employment agreements, certain of our named executive officers have the ability to cure one or more of the foregoing breaches prior to termination, generally within ten days after receipt of written notice of breach.

Definition of Good Reason

Under the terms of the employment agreements of our named executive officers, “Good Reason” is generally defined as any material failure on our part to comply with any of our material obligations under the employment agreement, which failure has not been cured within ten calendar days after written notice has been given to us. Additionally, the employment agreement with Mr. Winn further provides that our failure to continue his status as President and Chief Executive Officer or to accord him the powers, duties, reporting responsibilities and perquisites contemplated in his employment agreement shall constitute good reason.

Definition of Disability

Under our employment agreements with each of our named executive officers, we may terminate the named executive officer’s employment for “disability” if, as a result of the named executive officer’s incapacity due to physical or mental illness, he or she has been absent from his or her duties on a full-time basis for (i) a period of six consecutive months or (ii) for shorter periods aggregating six months during any 12 month period.

Arrangements with Stephen T. Winn

Pursuant to our employment agreement with Mr. Winn, in the event of his termination by reason of death or disability, Mr. Winn is entitled to receive salary continuation payments in an aggregate amount equal to 50% of his current salary in six equal monthly installments and a lump sum cash payment equal to any earned but unpaid salary and bonus and any accrued but unused vacation.

In addition, except in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, or cessation of our business in the ordinary course for any reason, if Mr. Winn’s employment is terminated by us without cause or by Mr. Winn for good reason, Mr. Winn is entitled to a lump sum payment equal to 150% of his annual base salary payable within five days of his termination and 100% of his target annual bonus for the year payable after the year end based on achievement of any criteria or conditions to payment that are contingent on our earnings or other financial performance for the year.

Arrangements with Timothy J. Barker

Pursuant to our amended employment agreement with Mr. Barker, in the event of termination by reason of death or disability, by us without cause or by Mr. Barker for good reason, Mr. Barker is entitled to receive salary continuation payments in an aggregate amount equal to 50% of his current annual salary in six equal monthly installments and a lump sum cash payment equal to any earned but unpaid salary and bonus and any accrued but unused vacation as of the termination date. In the event such termination occurs within twelve months following the consummation of a “business combination transaction,” the salary continuation payments to Mr. Barker would be increased to an aggregate amount equal to 100% of his annual base salary payable in twelve equal monthly installments under the terms of his amended employment agreement. The salary continuation payments are conditioned upon Mr. Barker executing a full release and covenant not to sue on or before the thirtieth day following his termination.

Additionally, the stock option agreements related to our stock option grants to Mr. Barker on February 26, 2009, February 29, 2008, December 15, 2006 and October 27, 2005 provide that 100% of the unvested options subject to the agreements will fully vest upon a “business combination transaction.” The stock option agreement related to our stock option grant to Mr. Barker on February 25, 2010 provides that 50% of the unvested options subject to the agreement will fully vest upon a “business combination transaction” and 100% of the unvested options subject to the agreement will fully vest if Mr. Barker ceases to be a service provider for any reason other than for Cause (as defined in Mr. Barker’s amended employment agreement) within one year of the consummation of a “business combination transaction.”

For purposes of Mr. Barker’s amended employment agreement and stock option agreements, a “business combination transaction” is defined to include our merger with or into another entity where we are not the surviving entity, our dissolution, the sale of all or substantially all our assets and the transfer of beneficial ownership representing 40% or more of the voting power of our then outstanding securities to a person or group other than Seren Capital, Ltd., Stephen T. Winn, affiliates of Stephen T. Winn and a trustee or other fiduciary holding securities under one of our employee benefit plans.

Arrangements with Our Other Named Executive Officers

Pursuant to our employment agreements with each of Ms. Chaffin Glover and Messrs. Van Valkenberg and Wakeham, in the event of termination by reason of death or disability, by us without cause or by the named executive officer for good reason, each of these named executive officers is entitled to receive salary continuation payments in an aggregate amount equal to 50% of their current annual salary and a lump sum cash payment equal to any earned but unpaid salary and bonus and any accrued but unused vacation as of the termination date. The salary continuation payments to Ms. Chaffin Glover are payable in twelve equal monthly installments at an amount per installment equal to one twenty-fourth of Ms. Chaffin Glover’s current annual salary. The salary continuation payments to Messrs. Van Valkenberg and Wakeham are payable in six equal monthly installments at an amount per installment equal to one-twelfth of the named executive officer’s current annual salary. The salary continuation payments are conditioned upon the named executive officer executing a full release and covenant not to sue on or before the thirtieth day following termination.

The following table provides the total dollar value of the compensation that would be paid to each of our named executive officers assuming a change in control or the termination of his or her employment in certain defined circumstances on December 31, 2009, pursuant to the arrangements described above:

										Termination on
										Death or
										Disability or
										Without Cause
										or Good Reason
						Termination				Within 12 Months of a
				Termination on		without		Business		Business
		Death or		Death or		Cause or for		Combination		Combination
Named Executive Officer	Compensation	Disability		Disability		Good Reason		Transaction		Transaction

Stephen T. Winn	Severance Payment	—		—		$600,000	(1)	—		—
	Salary Continuation	—		$200,000		—		—		—
	Bonus	—		—		300,000	(1),(2)	—		—

	Total	—		$200,000		$900,000		—

Timothy J. Barker	Salary Continuation	—		$157,500	(3)	$157,500	(3)	—		$315,000	(6)
	Option Acceleration	$39,500	(4)	—		—		$39,500	(5),(6)	—

	Total	$39,500		$157,500		$157,500		$39,500		$315,000

Dirk D. Wakeham	Salary Continuation	—		$150,000		$150,000		—		—
	Option Acceleration	$124,688	(4)	—		—		—		—

	Total	$124,688		$150,000		$150,000		—		—

Ashley Chaffin Glover	Salary Continuation	—		$150,000		$150,000		—		—
	Option Acceleration	$19,750	(4)	—		—		—		—

	Total	$19,750		$150,000		$150,000		—		—

William E. Van Valkenberg	Salary Continuation	—		$150,000		$150,000		—		—
	Option Acceleration	—		—				—		—

	Total	—		$150,000		$150,000		—		—

(1)	Amount would not be paid in the event of Mr. Winn’s termination in connection with our liquidation, dissolution or winding up, whether voluntary or involuntary, or cessation of our business in the ordinary course for any reason.

(2)	Value represents target bonus for Mr. Winn for 2009. Subject to achievement of any criteria or conditions to the payment of Mr. Winn’s target bonus which are contingent on our earnings or other financial performance for the year.

(3)	Amount of salary continuation payment if termination is not within twelve months following the consummation of a business combination transaction.

(4)	Value represents the gain our named executive officers would receive, calculated as the positive difference between our stock price on December 31, 2009 and the exercise price of the named executive officer’s unvested options subject to acceleration upon the named executive officer’s death or disability pursuant to our 1998 Stock Incentive Plan. On December 31, 2009, our stock price was $2.83.

(5)	Value represents the gain Mr. Barker would receive, calculated as the positive difference between our stock price on December 31, 2009 and the exercise price of Mr. Barker’s unvested options subject to acceleration upon a business combination transaction pursuant to the terms of certain of his stock option agreements with us. On December 31, 2009, our stock price was $2.83.

(6)	Amount reflects payments that would have been made pursuant to Mr. Barker’s employment agreement, as amended on January 1, 2010, if the amended employment agreement had been in effect on December 31, 2009 in order to provide meaningful, current information.

Employee Benefit Plans

Amended and Restated 1998 Stock Incentive Plan

Our Amended and Restated 1998 Stock Incentive Plan, or our 1998 Stock Incentive Plan, was first adopted by our board of directors on November 24, 1998 and approved by our stockholders on November 24, 1998. The 1998 Stock Incentive Plan has been amended and restated. The 1998 Stock Incentive Plan has a ten year term, which was restarted in an amendment and restatement of the 1998 Stock Incentive Plan in April 2010. Our 1998 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock and performance units to our employees and consultants and any parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 20,000,000 shares of our common stock for issuance pursuant to the 1998 Stock Incentive Plan. As of December 31, 2009, options to purchase 15,707,456 shares of common stock were outstanding and 732,285 shares were available for future grant under the 1998 Stock Incentive Plan.

Our compensation committee administers our 1998 Stock Incentive Plan. Under our 1998 Stock Incentive Plan, our compensation committee has the power to determine the terms of the awards, including the employees and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the manner of payment of the exercise price of the award. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be increased or reduced, outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

With respect to all stock options granted under the 1998 Stock Incentive Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, except that with respect to incentive stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

After termination of an employee or consultant, he or she may exercise his or her option for the period of time stated in the option agreement, or if not so stated, for 30 days following termination in the case of an employee holding options or stock appreciation rights granted before February 22, 2008, for 90 days following termination in the case of an employee holding options or stock appreciation rights granted on or after February 22, 2008 and for 30 days following termination in the case of a consultant holding options or stock appreciation rights. If termination of an employee is due to disability or death, the option will become 100% vested and will remain exercisable for 12 months after the date of such employee’s death or disability, but in no event later than the date on which the option or stock appreciation right terminates. Notwithstanding the foregoing, our compensation committee may provide for more restrictive periods of exercise or for forfeiture of awards or cash or common stock received pursuant to awards if an employee is terminated for cause or commits enumerated actions harmful to our interests within one year following a voluntary termination.

Restricted stock grants may be made alone, in addition to or in tandem with other awards granted under our 1998 Stock Incentive Plan. Restricted stock grants are grants of shares of our common stock subject to forfeiture restrictions that lapse in accordance with terms and conditions established by our compensation committee. Our compensation committee determines the number of shares subject to a restricted stock grant to any employee or consultant and may impose whatever conditions to the lapse of forfeiture restrictions it determines to be appropriate. Unless our compensation committee determines otherwise, shares subject to restricted stock grants that are still subject to forfeiture restrictions upon termination of the purchaser’s service with us are automatically forfeited. However, unless provided otherwise in the agreement relating to a restricted stock grant, forfeiture restrictions shall lapse with respect to restricted stock grants made to an employee upon such employee’s death, disability, or retirement from active employment at or after age 65.

Our 1998 Stock Incentive Plan provides that upon the occurrence of a “business combination transaction,” each option, stock appreciation right and performance unit will terminate upon the effective date of such transaction (provided that holders of vested stock appreciation rights will receive cash equal to the amount they would have received upon exercise of the vested right and holders of performance units will receive the prorated value of such unit as if all applicable performance objectives had been met) and all forfeiture restrictions applicable to restricted stock grants shall continue in full force and effect, unless otherwise provided in the agreement relating to an award or the provision of substitute securities of another corporation arising without the necessity of the action of our board of directors is made in connection with the transaction. Our 1998 Stock Incentive Plan defines “business combination transactions” to include our merger with or into another corporation, our dissolution, the sale of substantially all of our assets and the transfer of beneficial ownership of securities representing 40% or more of the voting power of our then outstanding securities to a person or group other than Seren Capital, Ltd., Stephen T. Winn, affiliates of Stephen T. Winn and a trustee or other fiduciary holding securities under one of our employee benefit plans.

Unless our compensation committee otherwise provides in the agreement governing a non-qualified stock option, non-qualified stock options or stock appreciation rights granted before September 28, 2009, may be transferred by the holder to members of the holder’s immediate family, trusts for the benefit of such immediate family members and partnerships in which such immediate family members are the only partners, provided that no consideration is provided for the transfer. Incentive stock options and performance units granted before September 28, 2009 and all awards granted on and after September 28, 2009 under the 1998 Stock Incentive Plan, unless determined otherwise by our compensation committee, are generally not transferable other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

Our board of directors has the authority to amend, alter, suspend or terminate the 1998 Stock Incentive Plan provided such action does not impair the rights of any participant without the written consent of such participant. In February 2010, our board of directors terminated our ability to make grants under our 1998 Stock Incentive Plan effective upon the closing of this offering. Following the closing of this offering, we will grant equity awards under our 2010 Equity Incentive Plan. However, our 1998 Stock Incentive Plan will continue to govern the terms and conditions of all outstanding equity awards granted under our 1998 Stock Incentive Plan.

2010 Equity Incentive Plan

Our board of directors adopted our 2010 Equity Incentive Plan on February 26, 2010 to be effective upon completion of this offering subject to the approval of our stockholders. We expect our stockholders will approve the 2010 Equity Incentive Plan prior to the completion of this offering. Our 2010 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

The total number of shares of our common stock reserved for issuance pursuant to the 2010 Equity Incentive Plan will be determined by our board of directors prior to its effectiveness. The total number of shares of our common stock reserved under our 2010 Equity Incentive Plan will be increased by (a) any shares which have been reserved but not issued under our 1998 Stock Incentive Plan and are not subject to any awards granted thereunder, and (b) any shares subject to stock options or similar awards granted under the 1998 Stock Incentive Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1998 Stock Incentive Plan that are forfeited to or repurchased by us. The maximum number of shares that may be added to the 2010 Equity Incentive Plan from the 1998 Stock Incentive Plan is          shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2011 fiscal year, equal to the least of:

•	shares of our common stock;

•	of our outstanding shares on the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance shares or performance units, is forfeited to or repurchased by us, the unpurchased shares (or for awards other than options and stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under our 2010 Equity Incentive Plan. Upon exercise of a stock appreciation right settled in shares, only shares actually issued pursuant to the stock appreciation right will cease to be available under our 2010 Equity Incentive Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2010 Equity Incentive Plan. Shares that have actually been issued under our 2010 Equity Incentive Plan under any award will not be returned to our 2010 Equity Incentive Plan and will not become available for future distribution under our 2010 Equity Incentive Plan; provided, however, that if shares of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us, such shares will become available for future grant under our 2010 Equity Incentive Plan. To the extent an award is paid out in cash rather than stock, such cash payment will not reduce the number of shares available for issuance under our 2010 Equity Incentive Plan.

If we declare a dividend or other distribution or engage in a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting our shares, the administrator will adjust the (i) number and class of shares available for issuance under our 2010 Equity Incentive Plan, (ii) number, class and price of shares subject to outstanding awards, and (iii) specified per-person limits on awards to reflect the change.

Our board of directors or a committee of our board will administer our 2010 Equity Incentive Plan. To the extent the administration determines it desirable to qualify awards granted under our 2010 Equity Incentive Plan as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to select the employees, consultants and directors who will receive awards, to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be increased or reduced, outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2010 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to 100% of the fair market value of our common stock on the date of grant. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2010 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any service provider. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Our 2010 Equity Incentive Plan provides for an automatic grant to outside directors of a nondiscretionary award of restricted stock on April 1 of each year, beginning in 2011, equal to $50,000 in value on the grant date (rounded up to the nearest whole share). This automatic restricted stock award will be issued for no cash consideration and will be forfeited and automatically transferred to and reacquired by us at no cost if the director ceases services as a member of our board of directors. This forfeiture provision will lapse as to 5% of the award on the first day of each calendar quarter for 15 consecutive calendar quarters beginning on first day of the calendar quarter immediately following the date of grant, and as to the remaining 25% of the award on the first day of the calendar quarter immediately following such fifteenth consecutive quarter, subject to the grantee’s continued service as a director through each such date.

Restricted stock units may be granted under our 2010 Equity Incentive Plan. Restricted stock units are awards that will result in a payment to a participant at the end of a specified period only if performance goals established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals, on the continuation of service or employment or any other basis determined by the administrator. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination thereof.

Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2010 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all awards with performance-based vesting will have all performance goals deemed achieved at 100% of target levels and all other terms and conditions met and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights that are not assumed or substituted in the change in control will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved and all other terms and conditions met.

Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant without the written consent of such participant.

401(k) Retirement Plan

We maintain a 401(k) plan which covers substantially all of our employees. The 401(k) plan is an essential part of the retirement package needed to attract and retain employees in our industry. The 401(k) plan permits employees to contribute a portion of their compensation to the plan on a pre-tax basis, up to a 2010 statutory limit of $16,500. For employees 50 years of age or older, an additional catch-up contribution of $5,500 is allowable. We may provide a matching contribution, the amount of which is determined at our discretion. For 401(k) contributions made in calendar 2009, we matched an amount equal to 25% of each participant’s elective deferral, up to 6% of a participant’s compensation.

Limitations on Liability and Indemnification Matters

We expect that our amended and restated certificate of incorporation, to be effective upon the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

We expect that our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the completion of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. We expect that our amended and restated bylaws also will provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Prior to completion of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions we expect to be included in our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required in this prospectus under “Executive Compensation”, and the transactions described below.

Private Placement Financings

In February 2008, we sold 3,025,000 shares of our Series C Convertible Preferred Stock at a price of $4.50 per share for an aggregate price of $13,612,500, all of which were sold to investors that are our affiliates, including Timothy J. Barker, Apax Excelsior VI, L.P. and affiliated entities, or the Apax Funds, and Camden Strategic Fund III, L.P. and affiliated entities, or the Camden Funds. The Camden Funds are not affiliated with Camden Property Trust.

Registration Rights Agreement

In connection with our Series C financing described above, we entered into a Second Amended and Restated Registration Rights Agreement, or the Registration Rights Agreement, with several of our significant stockholders and affiliates, including Stephen T. Winn and entities affiliated with Mr. Winn, Timothy J. Barker, the Apax Funds, individuals affiliated with the Apax Funds, the Camden Funds, individuals affiliated with the Camden Funds, Advance Capital Partners, L.P. and affiliated entities, or the Advance Capital Funds, and individuals affiliated with the Advance Capital Funds, including one of our directors, Jeffrey T. Leeds. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of preferred stock held by them, shares of our common stock issuable upon exercise of certain warrants held by them and shares of our common stock then held or thereafter acquired by such stockholders. For more information regarding the Registration Rights Agreement, see “Description of Capital Stock — Registration Rights.”

2010 Shareholders Agreement

In March 2010, we entered into a Fourth Amended and Restated Shareholders Agreement, or 2010 Shareholders Agreement, with several of our significant stockholders including Stephen T. Winn, individuals and entities affiliated with Mr. Winn, Timothy J. Barker, the Apax Funds, individuals affiliated with the Apax Funds, the Camden Funds, individuals affiliated with the Camden Funds, the Advance Capital Funds and individuals affiliated with the Advance Capital Funds, including one of our directors, Jeffrey T. Leeds. The 2010 Shareholders Agreement, among other things:

•	provides for the voting of shares with respect to the constituency of our board of directors and our compensation committee and audit committee;

•	provides for the redemption, on certain terms and conditions, of all or any portion of the Series A Convertible Preferred Stock held by Advance Capital and its affiliates;

•	grants our preferred stockholders certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders;

•	grants our preferred stockholders a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions are expected to include the sale of the shares pursuant to this prospectus); and

•	obligates us to deliver periodic financial statements to our major investors.

We anticipate that the 2010 Shareholders Agreement will terminate upon completion of this offering. This is not a complete description of the 2010 Shareholders Agreement and is qualified by the full text of the 2010 Shareholders Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Stock Options

Certain stock option and restricted stock grants to our non-employee directors who are not affiliated with our major stockholders are described in “Management — Director Compensation.”

Certain stock option grants to our named executive officers are described in “Executive Compensation — Grants of Plan-Based Awards,” “Executive Compensation — Outstanding Equity Awards at December 31, 2009” and “Executive Compensation — Employment Agreements.”

In addition to those option grants, on February 29, 2008, we granted an option to purchase 300,000 shares of our common stock to Jason D. Lindwall at an exercise price of $3.50. The shares subject to the stock option vest in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

On February 26, 2009, we granted an option to purchase 100,000 shares of our common stock to Jason D. Lindwall at an exercise price of $3.00. The shares subject to the stock option vest in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

On February 25, 2010, we granted options to purchase 350,000, 225,000, 50,000 and 300,000 shares of our common stock to Timothy J. Barker, Ashley Chaffin Glover, Jason D. Lindwall and Dirk D. Wakeham, respectively, at an exercise price of $3.75. Such stock options vest with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date.

Employment Arrangements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers that include, among other things, compensation terms, provisions regarding payments upon termination in certain circumstances and confidentiality and non-competition provisions as described under “Executive Compensation — Employment Agreements.”

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and officers. The indemnification agreements and the indemnification provisions we expect will be included in our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon the completion of this offering, will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For further information, see “Executive Compensation — Limitations on Liability and Indemnification Matters.”

Other Transactions with our Significant Stockholders

On December 31, 2008, we declared and paid all dividends then accrued and unpaid on outstanding shares of our convertible preferred stock. We issued an aggregate of 16,294,894 shares of our common stock and promissory notes in an aggregate principal amount of $11,064,391.53 to our holders of convertible preferred stock in payment of this dividend, including 7,718,396 shares of our common stock and promissory notes in an aggregate principal amount of $4,631,043.20 to Stephen T. Winn and entities affiliated with Mr. Winn, 21,325 shares of our common stock and promissory notes in an aggregate principal amount of $33,482.44 to Timothy J. Barker, 6,074,335 shares of our common stock and promissory notes in an aggregate principal amount of $4,345,977.78 to the Apax Funds, 1,708,406 shares of our common stock and promissory notes in an aggregate principal amount of $1,025,047.60 to the Advance Capital Funds, 26,195 shares of our common stock and promissory notes in an aggregate principal amount of $15,718.77 to Jeffrey T. Leeds, one of our directors, and 694,164 shares of our common stock and promissory notes in an aggregate principal amount of $969,070.74 to the Camden Funds. We expect to repay all amounts outstanding under the promissory notes issued in this dividend upon completion of this offering. See “Use of Proceeds.”

On December 31, 2009, we declared and paid all dividends then accrued and unpaid on outstanding shares of our convertible preferred stock. We issued an aggregate of 2,837,345 shares of our common stock and cash in an aggregate amount of $2,515,832 to our holders of convertible preferred stock in payment of this dividend, including 1,308,705 shares of our common stock and cash in an aggregate amount of $785,225.56 to Stephen T. Winn and entities affiliated with Mr. Winn, 6,440 shares of our common stock and cash in an aggregate amount of $13,620.12 to Timothy J. Barker, 1,030,735 shares of our common stock and cash in an aggregate amount of $1,142,187.95 to the Apax Funds, 289,894 shares of our common stock and cash in an aggregate amount of $173,937.49 to the Advance Capital Funds, 4,445 shares of our common stock and cash in an aggregate amount of $2,667.08 to Jeffrey T. Leeds, one of our directors, and 185,470 shares of our common stock and cash in an aggregate amount of $387,332.82 to the Camden Funds.

On April 23, 2010, we declared and paid all dividends accrued and unpaid on outstanding shares of our Series A Convertible Preferred Stock, Series A1 Convertible Preferred Stock and Series B Convertible Preferred Stock through and including March 31, 2010. We issued an aggregate of 685,276 shares of our common stock and promissory notes in an aggregate principal amount of $435,226.65 to our holders of such series of convertible preferred stock in payment of this dividend, including 314,330 shares of our common stock and promissory notes in an aggregate principal amount of $188,600.07 to Stephen T. Winn and entities affiliated with Mr. Winn, 1,541 shares of our common stock and promissory notes in an aggregate principal amount of $1,849.50 to Timothy J. Barker, 250,645 shares of our common stock and promissory notes in an aggregate principal amount of $150,389.28 to the Apax Funds, 70,494 shares of our common stock and promissory notes in an aggregate principal amount of $42,296.88 to the Advance Capital Funds, 1,080 shares of our capital stock and promissory notes in an aggregate principal amount of $649.46 to Jeffrey T. Leeds, one of our directors, and 44,381 shares of our common stock and promissory notes in an aggregate principal amount of $48,825.77 to the Camden Funds. We expect to repay all amounts outstanding under the promissory notes issued in this dividend upon completion of this offering. See “Use of Proceeds.”

In 2007, 2008 and 2009, we reimbursed Seren Capital, Ltd., a significant stockholder and an entity controlled by Stephen T. Winn, approximately $87,000, $34,000 and $44,000, respectively, for our use of an airplane owned by Seren Capital, Ltd.

We employ Chris Winn, a son of Stephen T. Winn. In 2009, we paid Chris Winn total cash compensation of approximately $133,000. On December 12, 2008, we granted Chris Winn an option to purchase 40,000 shares of our common stock at an exercise price per share of $3.00. On November 19, 2009, we granted Chris Winn an option to purchase 35,000 shares of our common stock at an exercise price per share of $3.00.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the effectiveness of such audit committee charter, related party transactions were approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of April 1, 2010 and as adjusted to reflect the shares of common stock to be issued and sold in the offering by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each of our selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options or warrants held by the respective person or group which may be exercised or converted within 60 days after April 1, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after April 1, 2010 are included for that person or group but not the stock options or warrants of any other person or group.

Percentage of beneficial ownership is based on 111,185,108 shares of common stock outstanding as of April 1, 2010 and                   shares of common stock outstanding after completion of this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

							Shares Beneficially
						Number of	Owned After the
						Shares	Offering if Over-
				Shares Beneficially		Subject	Allotment Option
	Shares Beneficially Owned		Number of	Owned After the		to Over-	is Exercised
	Prior to the Offering		Shares	Offering		Allotment	in Full
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage	Option	Shares	Percentage

5% Stockholders:
Entities affiliated with Advance Capital Partners, L.P.(1)	7,623,300	6.9%
Entities affiliated with Apax Excelsior VI, L.P.(2)	29,327,292	26.4
Stephen T. Winn and entities affiliated with Stephen T. Winn(3)	59,996,783	54.0
Named Executive Officers and Directors:
Stephen T. Winn(3)	59,996,783	54.0
Timothy J. Barker(4)	945,265	*
Dirk D. Wakeham(5)	349,375	*
Ashley Chaffin Glover(6)	398,750	*
William E. Van Valkenberg(7)	45,000	*
Alfred R. Berkeley, III(8)	298,333	*
Richard M. Berkeley(9)	5,487,412	4.9
Peter Gyenes(10)	19,333	*
Jeffrey T. Leeds(11)	7,740,190	7.0
Jason A. Wright(2)	29,327,292	26.4
All executive officers and directors as a group (11 people)(12)	104,695,233	92.9
Other Selling Stockholders:
Entities affiliated with Camden Partners Strategic Fund III, L.P.(13)	5,257,412	4.7

(1)	Represents 1,820,015 shares held by Advance Capital Offshore Partners, L.P. and 5,803,285 shares held by Advance Capital Partners, L.P. Advance Capital Management, LLC, or Advance Capital Management, is the general partner of Advance Capital Associates, L.P., or Advance Capital Associates, which is the general partner of Advance Capital Partners, L.P. and Advance Capital Offshore Associates, LDC, which is the general partner of Advance Capital Offshore Partners, L.P. Because Jeffrey T. Leeds and Robert A. Bernstein are the members of Advance Capital Management, which is the general partner of Advance Capital Associates, which is the general partner of Advance Capital Partners, L.P. and Advance Capital Offshore Associates, LDC, which is the general partner of Advance Capital Offshore Partners, L.P., Messrs. Leeds and Bernstein may be deemed to have sole voting and dispositive power of the shares held by Advance Capital Offshore Partners, L.P. and Advance Capital Partners, L.P., or the Advance Capital Funds. The address of the Advance Capital Funds and their affiliated entities and individuals is 350 Park Avenue, 23rd Floor, New York, New York 10022. For a discussion of our material relationships with the Advance Capital Funds and affiliated entities, see “Certain Relationships and Related Party Transactions.”

(2)	Represents 25,060,173 shares held by Apax Excelsior VI, L.P., 2,047,044 shares held by Apax Excelsior VI-A C.V., 1,363,718 shares held by Apax Excelsior VI-B C.V. and 856,357 shares held by Patricof Private Investment Club III, L.P. Apax Managers, Inc., or Apax Managers, is the general partner of Apax Excelsior VI Partners, L.P., or Apax Excelsior VI Partners, which is the general partner of each of Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, or the Apax Funds. Each of the directors of Apax Managers, Inc. may be deemed to share voting and dispositive power over the shares held by the Apax Funds. The address of the Apax Funds and their affiliated entities and individuals is 601 Lexington Avenue, New York, New York 10022. For a

discussion of our material relationships with the Apax Funds and affiliated entities, see “Certain Relationships and Related Party Transactions.”

(3)	Represents 44,784,925 shares held by Seren Capital, Ltd., 250,000 shares held by Seren Catalyst, L.P., 1,231,250 shares held by Stephen T. Winn 1996 Family LPA, and 13,730,608 shares held by Stephen T. Winn. Stephen T. Winn is the sole manager and president of Seren Capital Management, L.L.C., which is the general partner of Seren Capital, Ltd. and Seren Catalyst, L.P., or the Seren Partnerships and, by virtue of this relationship, has sole voting and dispositive power over the shares held by the Seren Partnerships. Mr. Winn is the general partner of the Stephen T. Winn 1996 Family LPA and has voting and dispositive power over the shares held by the Stephen T. Winn 1996 Family LPA. For a discussion of our material relationships with Mr. Winn and his affiliated entities, see “Certain Relationships and Related Party Transactions.”

(4)	Represents 427,765 shares held by Timothy J. Barker and 517,500 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Barker that are fully vested and exercisable within 60 days of April 1, 2010. For a discussion of our material relationships with Mr. Barker, see “Certain Relationships and Related Party Transactions.”

(5)	Represents 349,375 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Wakeham that are fully vested and exercisable within 60 days of April 1, 2010.

(6)	Represents 398,750 shares issuable upon the exercise of options to purchase shares of our common stock held by Ms. Chaffin Glover that are fully vested and exercisable within 60 days of April 1, 2010.

(7)	Represents 45,000 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Van Valkenberg that are fully vested and exercisable within 60 days of April 1, 2010.

(8)	Represents 183,333 shares held by Alfred R. Berkeley, III, of which 32,292 are subject to a repurchase right held by us which lapses with respect to an additional 1,041 shares on the last day of each calendar month provided that Mr. Berkeley remains a director on each such applicable date and 13,333 are subject to forfeiture to us, which forfeiture restriction lapses as to 666.65 shares on the first day of each calendar quarter beginning July 1, 2010 and as to the remaining 3,333.25 shares on April 1, 2014, provided that Mr. Berkeley remains a director on each such applicable date, and 115,000 held by Muriel Van Dusen Berkeley and Richard M. Berkeley, as Trustees of the 2009 Berkeley Family Resource Trust dated 12/11/2009, or the Berkeley Family Trust. Muriel Van Dusen Berkeley and Richard M. Berkeley are the trustees of the Berkeley Family Trust and share voting and dispositive power over the shares held by the Berkeley Family Trust. By virtue of his relationship with his spouse, Muriel Van Dusen Berkeley, Alfred R. Berkeley may be deemed to share voting and dispositive power over the shares held by the Berkeley Family Trust. Mr. Berkeley is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9)	Represents 5,047,562 shares held by Camden Partners Strategic Fund III, L.P., 209,850 shares held by Camden Partners Strategic Fund III-A, L.P., 115,000 held by Muriel Van Dusen Berkeley and Richard M. Berkeley, as Trustees of the 2009 Berkeley Family Resource Trust dated 12/11/2009 and 115,000 held by Richard M. Berkeley, as Trustee of the Alfred and Muriel Berkeley Survivorship Trust dated 12/1/2005. Camden Partners Strategic Manager, LLC, or Camden Partners Strategic Manager, is the managing member of Camden Partners Strategic III, LLC, or Camden Partners Strategic III, which is the general partner of each of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., or the Camden Funds. Because Richard M. Berkeley is the managing member of Camden Partners Strategic Manager, Camden Partners Strategic Manager is the managing member of Camden Partners Strategic III and Camden Partners Strategic III is the general partner of each of the Camden Funds, Mr. Berkeley may be deemed to have voting and dispositive power over the shares held by the Camden Funds. Mr. Berkeley and Muriel Van Dusen Berkeley are the trustees of the 2009 Berkeley Family Resource Trust dated 12/11/2009, or the Berkeley Family Trust, and share voting and dispositive power over the shares held by the Berkeley Family Trust. Mr. Berkeley is the trustee of the Alfred and Muriel Berkeley Survivorship Trust dated 12/1/2005, or the Berkeley Survivorship Trust, and has voting and dispositive power over the shares held by the Berkeley Survivorship Trust. Mr. Berkeley disclaims beneficial ownership of shares held by the Berkeley Family Trust and the Berkeley Survivorship Trust, except to the extent of any pecuniary interest therein. Mr. Berkeley is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The address of the Camden Funds and their affiliated entities and individuals is 500 E. Pratt Street, Suite 1200, Baltimore, Maryland 21202. For a discussion of our material relationships with Camden Partners and its affiliated entities, see “Certain Relationships and Related Party Transactions.” The Camden Funds are not affiliated with Camden Property Trust.

(10)	Represents 6,000 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Gyenes that are fully vested and exercisable within 60 days of April 1, 2010 and 13,333 restricted shares of our common stock that are subject to forfeiture to us, which forfeiture restriction lapses as to 666.65 shares on the first day of each calendar quarter beginning July 1, 2010 and as to the remaining 3,333.25 shares on April 1, 2014, provided that Mr. Gyenes remains a director on each such applicable date.

(11)	Represents 116,890 shares held by Jeffrey T. Leeds, 1,820,015 shares held by Advance Capital Offshore Partners, L.P. and 5,803,285 shares held by Advance Capital Partners, L.P. Because Mr. Leeds is a member of Advance Capital Management, LLC, which is the general partner of Advance Capital Associates, L.P., which is the general partner of Advance Capital Partners, L.P. and Advance Capital Offshore Associates, LDC, which is the general partner of Advance Capital Offshore Partners, L.P., Mr. Leeds may be deemed to have voting and dispositive power of the shares held by Advance Capital Offshore Partners, L.P. and Advance Capital Partners, L.P. For a discussion of our material relationships with Mr. Leeds, see “Certain Relationships and Related Party Transactions.”

(12)	Consists of 14,471,929 shares held of record by our directors and executive officers, of which 32,292 shares are subject to a repurchase right held by us that lapses with respect to an additional 1,041 shares on the last day of each calendar month provided that Mr. A. Berkeley remains one of our directors on each such applicable date, 26,666 are subject to forfeiture to us, which forfeiture restriction lapses as to 666.65 shares on the first day of each calendar quarter beginning July 1, 2010 and 3,333.25 shares on April 1, 2014, provided that Mr. A. Berkeley remains one of our directors on each such applicable date, and as to 666.65 shares on the first day of each calendar quarter beginning July 1, 2010 and 3,333.25 shares on April 1, 2014, provided that Mr. Gyenes remains one of our directors on each such applicable date, 1,519,125 shares issuable upon the exercise of options held by our directors and executive officers that are fully vested and exercisable within 60 days of April 1, 2010 and 88,704,179 shares held by entities over which our directors and executive officers may be deemed to have voting or dispositive power.

(13)	Represents 5,047,562 shares held by Camden Partners Strategic Fund III, L.P. and 209,850 shares held by Camden Partners Strategic Fund III-A, L.P. Camden Partners Strategic Manager, LLC, or Camden Partners Strategic Manager, is the managing member of Camden Partners Strategic III, LLC, or Camden Partners Strategic III, which is the general partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., or the Camden Funds. Because Richard M. Berkeley, Don Hughes, Dick Johnston and David Warnock are the managing members of Camden Partners Strategic Manager, Camden Partners Strategic Manager is managing member of Camden Partners Strategic III and Camden Partners Strategic III is the general partner of the Camden Funds, Messrs. Berkeley, Hughes, Johnston and Warnock may be deemed to have voting and dispositive power over the shares held by the Camden Funds. The address of the Camden Funds and their affiliated entities and individuals is 500 E. Pratt Street, Suite 1200, Baltimore, Maryland 21202. For a discussion of our material relationships with the Camden Funds and affiliated entities, see “Certain Relationships and Related Party Transactions.” The Camden Funds are not affiliated with Camden Property Trust.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as we expect they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon completion of this offering, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of                 shares, with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

At December 31, 2009, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock, we had outstanding 111,009,108 shares of common stock, held of record by 92 stockholders. In addition, as of December 31, 2009, we had outstanding options to acquire 15,857,456 shares of common stock and an outstanding warrant to purchase 25,000 shares of common stock at $1.00 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

At December 31, 2009, we had a warrant outstanding to purchase 25,000 shares of our common stock at an exercise price per share of $1.00. The warrant was net exercised for 17,581 shares on March 18, 2010.

Registration Rights

Second Amended and Restated Registration Rights Agreement

We have entered into a Second Amended and Restated Registration Rights Agreement dated February 22, 2008, or the Registration Rights Agreement, with certain of our stockholders. Subject to the terms of this agreement, the holders of an aggregate of          shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights include demand registration rights, short-form registration rights and piggyback registration rights.

The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand registration rights.  Under the terms of the Registration Rights Agreement, the holders of a majority of our then outstanding Series A Convertible Preferred Stock and the holders of a majority of our then outstanding Series A1 Convertible Preferred Stock each may make a written request to us for the registration of the offer and sale of all or part of the shares having registration rights, or registrable securities, under the Securities Act if the amount of registrable securities to be registered has an aggregate market value, based upon the offering price to the public, equal to at least $10 million. We will be required, upon such written request, to deliver notice of such registration request to the other holders of registrable securities within ten days after our receipt of the request and to use our best efforts to effect the requested registration within 90 days after we have given written notice. We are required to effect only two registrations pursuant to this provision of the registration agreement at the request of holders of a majority of the Series A Convertible Preferred Stock and one registration pursuant to this provision of the registration statement at the request of holders of a majority of the Series A1 Convertible Preferred Stock. We are not required to effect a demand registration prior to six months after the completion of this offering.

Short-form registration rights.  If we are eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, the holders of registrable securities under the Registration Rights Agreement have unlimited rights to request registration of their shares on Form S-3 provided that the registrable securities to be registered have an aggregate market value, based upon the offering price to the public, equal to at least $2.5 million. We are not required to effect more than two short form registrations in any 12-month period.

Piggyback registration rights.  If we register any of our securities either for our own account or for the account of other security holders, the holders of the registrable securities under the Registration Rights Agreement are entitled to include their registrable securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of registrable securities included in the underwritten offering if the underwriters believe that including these shares would materially or adversely affect the offering subject to certain limitations.

Expenses.  All fees, costs and expenses of registrations pursuant to the Registration Rights Agreement will be borne by us except for the underwriting fees, discounts or commissions attributable to the sale of the registrable securities, which shall be borne by the holders selling such registrable securities in the registration.

1998 Shareholders Agreement

We have also entered into a Shareholders Agreement with certain of our stockholders dated December 1, 1998, as amended, or the 1998 Shareholders Agreement, pursuant to which the holders of an aggregate of          shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights for registrations occurring after a public market for shares of our common stock has been established. Under the terms of the 1998 Shareholders Agreement, a public market for shares of our common stock has been established when at least 15% of our common stock has been sold pursuant to one or more effective registration statements under the Securities Act and our common stock is publicly traded in the over-the-counter market or is listed on a national securities exchange.

The following description of the registration rights provisions included in the 1998 Shareholders Agreement is intended as a summary only and is qualified in its entirety by reference to the 1998 Shareholders Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Piggyback registration rights.  Under the terms of the 1998 Shareholders Agreement, if we register shares of our common stock for sale to the public after the establishment of a public market for the shares, the holders of shares having registration rights under the 1998 Shareholders Agreement, or registrable shares, are entitled to include their registrable shares in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of registrable shares included in the underwritten offering if the underwriters believe that including these shares would materially or adversely affect the offering subject to certain limitations.

Expenses.  All fees, costs and expenses of piggyback registrations pursuant to the 1998 Shareholders Agreement will be borne by us except for the fees of counsel to the selling holders and underwriting fees, discounts or commissions attributable to the sale of the registrable shares, which will be borne by the selling holders.

Rights of First Offer, Co-Sale and Appraisal

Pursuant to the 1998 Shareholders Agreement, Seren Capital, Ltd., an entity affiliated with Stephen T. Winn, is entitled to a right of first offer with respect to           shares of our common stock and holders of an aggregate of           shares of our common stock, or their permitted transferees, are entitled to co-sale and appraisal rights with respect to their shares in certain circumstances. These rights terminate if a public market for shares of our common stock has been established. Under the terms of our 1998 Shareholders Agreement, a public market for shares of our common stock has been established when at least 15% of our common stock then outstanding has been sold pursuant to one or more effective registration statements under the Securities Act and our common stock is publicly traded in the over-the-counter market or is listed on a national securities exchange.

The following description of the rights of first offer, co-sale and appraisal included in the 1998 Shareholders Agreement is intended as a summary only and is qualified in its entirety by reference to the 1998 Shareholders Agreement filed as an exhibit to the registration statement to which this prospectus is part.

If a party to the 1998 Shareholders Agreement desires to transfer shares of our common stock to a third party, such stockholder is required first to give notice to Seren Capital, Ltd. and to offer to sell to Seren Capital, Ltd. the shares of common stock such stockholder proposes to transfer. Seren Capital, Ltd. is controlled by Stephen T. Winn.

Under the terms of the 1998 Shareholders Agreement, if Stephen T. Winn or entities or individuals affiliated with him propose to sell any of their shares of common stock, they must first offer to the other stockholders who are party to the 1998 Shareholders Agreement an opportunity to sell their respective pro rata share of the shares proposed to be sold in such proposed sale.

In addition, if Stephen T. Winn or entities or individuals affiliated with him, together with any other party or parties to the 1998 Shareholders Agreement collectively owning over 50% of our outstanding common stock determine to sell their common stock to a third party, whether by sale, merger or consolidation, or to cause us to sell all or substantially all of our assets to a third party, such stockholders may, at their option, require the other stockholders who are parties to the 1998 Shareholders Agreement to vote their shares in favor of such transaction and sell their shares in such transaction. If any stockholder who is a party to the 1998 Shareholders Agreement is required to sell their shares in connection with a sale of our company and disagrees with the terms of such sale, that stockholder may obtain an appraisal of his or her common stock and, depending on the result of the appraisal, may cause us to pay that stockholder the appraised price of his or her common stock and the costs of the appraisal.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock.  As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on ability of stockholders to act by written consent or call a special meeting. We expect to provide in our amended and restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

In addition, we expect our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, our president (in the absence of our Chief Executive Officer) or our board of directors. We expect our amended and restated bylaws will prohibit a stockholder from calling a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals. We expect our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, we expect that our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board vacancies filled only by majority of directors then in office.  Vacancies and newly created seats on our board of directors may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No cumulative voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Directors removed only for cause.  We expect that our amended and restated certificate of incorporation will provide that directors may be removed by stockholders only for cause.

Delaware anti-takeover statute.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon completion of this offering the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021 and its telephone number is (800) 662-7237.

The NASDAQ Global Market Listing

We expect to apply to list the shares of our common stock on the NASDAQ Global Market under the symbol “    .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of          shares of common stock will be outstanding. Of these shares, all          shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining          shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares

On the date of this prospectus
Between 90 and 180 days (subject to extension) after the date of this prospectus
At various times beginning more than 180 days (subject to extension) after the date of this prospectus

In addition,            shares of common stock will be eligible for sale upon exercise of vested options 180 days following the effective date of this offering, subject to extension as described under “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, an affiliate of ours who owns shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale is entitled to sell, upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract in compliance with Rule 701 and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 permits our affiliates who purchase shares of our common stock pursuant to a written compensatory plan or contract in compliance with Rule 701 to sell these shares in reliance upon Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our officers and directors and holders of substantially all of our outstanding stock and options have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth under “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of          shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. stockholder might be eligible for refunds or credits of such taxes.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock. Stockholders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and Non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated         , 2010 we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
JMP Securities LLC
Pacific Crest Securities LLC
RBC Capital Markets Corporation
William Blair & Company, L.L.C.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or, in some circumstances, the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to          additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us
Expenses payable by us
Underwriting discounts and commissions paid by the selling stockholders
Expenses payable by the selling stockholders

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except grants of, or issuances pursuant to the exercise of, employee stock options granted pursuant to the terms of a plan now in effect and limited issuances in connection with acquisitions and other strategic transactions so long as such recipients execute a lock-up agreement in the form described below covering the remaining portion of the 180 day-period after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Subject to certain exceptions, our officers, directors and holders of substantially all of our outstanding stock, options and warrants have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to          shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We expect to apply to list the shares of our common stock on the NASDAQ Global Market under the symbol “    .”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

From time to time, the underwriters may perform investment banking and advisory services for us for which they may receive customary fees and expenses.

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Japan

The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the common stock will be offered in

Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act, Wertpapier-Verkaufsprospektgesetz, or the Act, of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities (hereinafter, the Professional Investors), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to Residents of Italy

No prospectus has or will be registered in the Republic of Italy with the Italian Stock Exchange Commission (Commissione Nazionale per le Societá di Borsa), or Consob, pursuant to the Prospectus Directive and Italian laws and regulations on financial products. Accordingly, the common stock may not be offered, sold or delivered in the Republic of Italy, and copies of this prospectus or any other document relating to the common stock may not be distributed in the Republic of Italy, except to (a) qualified investors (investori qualificati), or the Qualified Investors, pursuant to Article 100 of Legislative Decree no. 58 dated February 24,

1998, as amended, or the Financial Act, as defined in Article 34-ter of Consob Regulation no. 11971 dated May 14. 1999, as amended, Regulation no. 11971; or (b) in circumstances where there is an exemption from the rules governing an offer to the public of financial products pursuant to Article 94 et seq. of the Financial Act, and to Regulation no. 11971. Any offer, sale or delivery of the common stock in the Republic of Italy must be (a) made by an investment firm, a bank or financial intermediary authorized to engage in such activities in Italy, in compliance with the Financial Act and with Legislative Decree no. 385 dated September 1, 1993, as amended and Consob Regulation no. 16190 dated October 29, 2007, as amended, and any other applicable law and regulation; and (b) in compliance with any applicable Italian laws and regulations and any other condition or limitation that may be imposed by Consob, the Bank of Italy (Banca d’Italia) and any other relevant Italian authorities.

Notice to Residents of Switzerland

The common stock may not and will not be publicly offered, distributed or re-distributed in or from Switzerland and neither this prospectus nor any other solicitation for investments in the common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations. This prospectus may not be copied, reproduced, distributed or passed on to others without the prior written consent of the international underwriters. This prospectus is not a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of RealPage, Inc. at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedule, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and the common stock, you may inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this website.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
RealPage, Inc.

We have audited the accompanying consolidated balance sheets of RealPage, Inc. (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index under Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RealPage, Inc. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth within.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for business combinations on January 1, 2009.

/s/ Ernst & Young LLP

Dallas, Texas
April 28, 2010

RealPage, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

			Pro Forma
	December 31,		December 31,
	2008	2009	2009
			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$4,248	$4,427
Restricted cash	14,131	14,886
Accounts receivable, less allowance for doubtful accounts of $2,895 at December 31, 2008, and $2,222 at December 31, 2009	27,459	25,841
Deferred tax asset, net of valuation allowance	—	3,110
Other current assets	3,281	2,739

Total current assets	49,119	51,003
Property, equipment, and software, net	19,137	20,749
Goodwill	17,849	27,366
Identified intangible assets, net	15,125	22,891
Deferred tax asset, net of valuation allowance	—	17,803
Other assets	1,110	2,301

Total assets	$102,340	$142,113

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$3,405	$3,705
Accrued expenses and other current liabilities	13,255	10,830
Current portion of deferred revenue	42,213	43,994
Current portion of long-term debt	6,216	8,412
Customer deposits held in restricted accounts	14,117	15,127

Total current liabilities	79,206	82,068
Deferred revenue	5,019	5,434
Deferred tax liability	1,132	—
Revolving credit facility	10,000	—
Long-term debt, less current portion	27,498	43,449
Other long-term liabilities	6,767	5,806

Total liabilities	129,622	136,757
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, Series A and A1, $0.001 par value: authorized, issued and outstanding 51,812,500 shares (liquidation value $51,823 and $51,823 at December 31, 2008 and 2009, respectively):	51,724	51,786	—
Redeemable convertible preferred stock, Series B, $0.001 par value: authorized, issued and outstanding 3,250,000 shares (liquidation value $6,500 and $6,500 at December 31, 2008 and 2009, respectively):	6,478	6,491	—
Redeemable convertible preferred stock, Series C, $0.001 par value: authorized, issued and outstanding 3,025,000 shares. (liquidation value $13,613 and $13,613 at December 31, 2008 and 2009, respectively):	13,473	13,555	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value: 135,000,000 shares authorized and 47,543,000 and 53,334,684 issued and 47,404,388 and 52,921,608 outstanding as of December 31, 2008 and 2009, respectively	48	53	111
Additional paid-in capital	19,670	24,206	95,980
Treasury stock shares, at cost — 138,884 and 413,076 shares as of December 31, 2008 and 2009, respectively	(449)	(938)	(938)
Accumulated deficit	(118,226)	(89,797)	(89,797)

Total stockholders’ (deficit) equity	(98,957)	(66,476)	5,356

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$102,340	$142,113

See accompanying notes

RealPage, Inc.

Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,
	2007	2008	2009

Revenue:
On demand	$62,592	$95,192	$128,377
On premise	11,560	7,582	3,860
Professional and other	9,429	9,794	8,665

Total revenue	83,581	112,568	140,902
Cost of revenue(1)	35,703	46,058	58,513

Gross profit	47,878	66,510	82,389
Operating expense:
Product development(1)	21,708	28,806	27,446
Sales and marketing(1)	18,047	23,923	27,804
General and administrative(1)	9,756	14,135	20,210

Total operating expense	49,511	66,864	75,460

Operating (loss) income	(1,633)	(354)	6,929
Interest expense, net	(1,510)	(2,152)	(4,528)

(Loss) income before income taxes	(3,143)	(2,506)	2,401

Income tax expense (benefit)	—	703	(26,028)

Net (loss) income	$(3,143)	$(3,209)	$28,429

Net (loss) income attributable to common stockholders
Basic	$(9,143)	$(10,658)	$10,757
Diluted	$(9,143)	$(10,658)	$10,757
Net (loss) income per share attributable to common stockholders
Basic	$(0.45)	$(0.38)	$0.22
Diluted	$(0.45)	$(0.38)	$0.21
Weighted average shares used in computing net (loss) income per share attributable to common stockholders
Basic	20,446	27,773	47,869
Diluted	20,446	27,773	51,025
Pro forma net income per share attributable to common stockholders (unaudited)(2)
Basic			$0.27
Diluted			$0.26
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited)(3)
Basic			105,957
Diluted			109,113

(1) Includes stock-based compensation expense as follows:
	Year Ended December 31,
	2007	2008	2009

Cost of revenue	$48	$104	$367
Product development	251	727	1,175
Sales and marketing	110	277	498
General and administrative	81	368	765

Total stock-based compensation expense	$490	$1,476	$2,805

(2)	Pro forma net income per share represents net income divided by the pro forma weighted average shares outstanding as though the conversion of our redeemable convertible preferred stock into common stock occurred on the initial issuance dates.
(3)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

See accompanying notes

RealPage, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)

	Redeemable Convertible				Additional				Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Treasury Shares		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Deficit
Balance as of December 31, 2006	55,063	$72,300	20,133	$20	$12,581	$(111,874)	—	—	$(99,273)
Accretion of redeemable convertible preferred stock	—	6,234	—	—	(6,234)	—	—	—	(6,234)
Exercise of stock options	—	—	969	1	968	—	—	—	969
Exercise of stock warrants	—	—	175	—	175	—	—	—	175
Stock-based compensation	—	—	—	—	490	—	—	—	490
Warrants issued to a customer	—	—	—	—	47	—	—	—	47
Net (loss)	—	—	—	—	—	(3,143)	—	—	(3,143)

Balance as of December 31, 2007	55,063	78,534	21,277	21	8,027	(115,017)	—	—	(106,969)
Issuance of redeemable convertible preferred stock	3,025	13,357	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	7,698	—	—	(7,698)	—	—	—	(7,698)
Exercise of stock options	—	—	665	1	770	—	—	—	771
Exercise of stock warrants	—	—	9,306	9	262	—	—	—	271
Conversion of redeemable convertible preferred stock dividends		(27,914)	16,295	17	16,833	—	—	—	16,850
Treasury stock purchase, at cost	—	—	—	—	—	—	(139)	$(449)	(449)
Stock-based compensation	—	—	—	—	1,476	—	—	—	1,476
Net (loss)	—	—	—	—	—	(3,209)	—	—	(3,209)

Balance as of December 31, 2008	58,088	71,675	47,543	48	19,670	(118,226)	(139)	(449)	(98,957)
Accretion of redeemable convertible preferred stock	—	5,678	—	—	(5,678)	—	—	—	(5,678)
Exercise of stock options	—	—	356	—	543	—	—	—	543
Exercise of stock warrants	—	—	400	—	4	—	—	—	4
Common stock warrants converted	—	—	32	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock dividends	—	(5,521)	2,837	3	3,002	—	—	—	3,005
Issuances related to acquisitions	—	—	2,167	2	3,860	—	—	—	3,862
Treasury stock purchase, at cost	—	—	—	—	—	—	(274)	(489)	(489)
Stock-based compensation	—	—	—	—	2,805	—	—	—	2,805
Net income	—	—	—	—	—	28,429	—	—	28,429

Balance as of December 31, 2009	58,088	$71,832	53,335	$53	$24,206	$(89,797)	(413)	$(938)	$(66,476)

See accompanying notes.

RealPage, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net (loss) income	$(3,143)	$(3,209)	$28,429
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,127	10,997	14,769
Deferred tax expense (benefit)	—	489	(26,308)
Stock-based compensation	490	1,476	2,805
Loss on disposal of assets	—	115	127
Impairment of assets	—	830	119
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable	(5,168)	(7,622)	2,407
Customer deposits	—	(105)	255
Other current assets	(330)	(203)	559
Other assets	(375)	(290)	(1,140)
Accounts payable	939	(579)	645
Accrued compensation, taxes and benefits	210	934	(461)
Deferred revenue	4,382	5,561	1,094
Other current and long-term liabilities	309	(432)	1,458

Net cash provided by operating activities	4,441	7,962	24,758
Cash flows from investing activities:
Purchases of property, equipment and software	(7,122)	(10,263)	(9,509)
Acquisition of businesses, net of cash acquired	(9,033)	(22,057)	(15,167)

Net cash used by investing activities	(16,155)	(32,320)	(24,676)

Cash flows from financing activities:
Proceeds from notes payable	10,917	15,521	35,000
Payments on notes payable	(7,015)	(2,454)	(16,853)
Proceeds from (payments on) revolving credit facility, net	7,584	1,416	(10,000)
Payments on capital lease obligations	(678)	(2,558)	(5,592)
Issuance of redeemable convertible preferred stock, net of costs	—	13,357	—
Preferred stock dividend	—	—	(2,516)
Issuance of common stock	1,144	1,042	547
Purchase of treasury stock	—	(449)	(489)

Net cash provided by financing activities	11,952	25,875	97

Net increase in cash and cash equivalents	238	1,517	179
Cash and cash equivalents:
Beginning of period	2,493	2,731	4,248

End of period	$2,731	$4,248	$4,427

Supplemental cash flow information:
Cash paid for interest	$1,212	$2,651	$3,833

Cash paid for income taxes, net of refunds	$39	$117	$228

Non-cash financing activities:
Fixed assets acquired under capital leases	$6,320	$2,077	$2,462

Accrued dividends and accretion of preferred stock	$6,234	$7,698	$5,678

Conversion of preferred stock dividend to common shares	$—	$16,850	$3,005

See accompanying notes.

RealPage, Inc.

Notes To Consolidated Financial Statements

1.	The Company

RealPage, Inc., a Delaware corporation, and its subsidiaries, (Company or we or us) is a provider of property management solutions that enable owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. Our on demand software solutions are delivered through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data. By integrating and streamlining a wide range of complex processes and interactions among the rental housing ecosystem of owners, managers, prospects, residents and service providers, our platform optimizes the property management process and improves the experience for all of these constituents. Our solutions enable property owners and managers to optimize revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized processes.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheets as of December 31, 2008 and 2009 and the accompanying consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2009 represent our financial position, results of operations and cash flows as of and for the periods then ended. The consolidated financial statements include the accounts of RealPage, Inc. and our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

In preparing the accompanying consolidated financial statements, we have reviewed, as determined necessary by our management, events that have occurred after December 31, 2009, up until the issuance of the financial statements. As such, our management was not aware of any subsequent events, other than those disclosed herein, requiring additional disclosure.

Applicable Accounting Guidance

Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative non-governmental United States generally accepted accounting principles as found in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC).

Unaudited Pro Forma Presentation

Upon the consummation of the initial public offering contemplated in this prospectus, all of the outstanding shares of our convertible preferred stock will automatically convert into shares of our common stock. The December 31, 2009 unaudited pro forma balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 58,087,500 shares of common stock. The unaudited pro forma net income per share attributed to common stockholders for the year ended December 31, 2009 was computed using the weighted average number of common shares outstanding and has been prepared assuming the conversion of the convertible preferred stock outstanding into 58,087,500 shares of common stock.

Segment and Geographic Information

Our chief operating decision maker is our Chief Executive Officer, who reviews financial information presented on a company-wide basis. As a result, we determined that the Company has a single reporting segment and operating unit structure.

Principally, all of our revenues for the periods ended December 31, 2007, 2008 and 2009 were in North America.

Net long-lived assets held were $18.6 million and $20.3 million in North America and $0.6 million and $0.5 million in our international subsidiaries at December 31, 2008 and 2009, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allowance for doubtful accounts; the useful lives of intangible assets and the recoverability or impairment of tangible and intangible asset values; purchase accounting allocations and related reserves; revenue and deferred revenue; stock-based compensation; and our effective income tax rate and the recoverability of deferred tax assets, which are based upon our expectations of future taxable income and allowable deductions. Actual results could differ from these estimates.

Cash Equivalents

We consider all highly liquid investments with a maturity date, when purchased, of three months or less to be cash equivalents.

Concentrations of Credit Risk

Our cash accounts, including an overnight repurchase account, are maintained at various financial institutions and may, from time to time, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Concentrations of credit risk with respect to accounts receivable result from substantially all of our customers being in the multi-family rental housing market. Our customers, however, are dispersed across different geographic areas. We do not require collateral from customers. We maintain an allowance for losses based upon the expected collectability of accounts receivable. Accounts receivable are written off upon determination of non-collectability following established Company policies based on the aging from the accounts receivable invoice date.

No single customer accounted for 5% or more of our revenue or accounts receivable for the years ended December 31, 2007, 2008 or 2009.

Fair Value of Financial Instruments

Effective January 1, 2008, we adopted a new accounting standard which defines fair value, establishes a framework for measuring fair value and expands on required disclosures regarding fair value measurements. This standard applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements accordingly, but does not require any new fair value measurements of previously reported balances. The adoption had no impact on our consolidated results of operations or financial position.

Financial assets and liabilities with carrying amounts approximating fair value include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses and other current liabilities. The carrying amount of these financial assets and liabilities approximates fair value because of their short maturities. The carrying amount of our debt and other long-term liabilities approximates their fair value. The fair value of debt was based upon our management’s best estimate of interest rates that would be available for similar debt obligations as of December 31, 2008 and 2009 and was consistent with the interest rates we received in connection with the refinancing of our debt obligations in February 2010.

Accounts Receivable

For several of our solutions, we invoice customers prior to the period in which service is provided. Accounts receivable represent trade receivables from customers when we have invoiced for software solutions and/or services and we have not yet received payment. We present accounts receivable net of an allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments, or the customer cancelling prior to the service being rendered. In doing so, we consider the current financial condition of the customer, the specific details of the customer account, the age of the outstanding balance, the current economic environment and historical credit trends. As a result, a portion of our allowance is for services not yet rendered and, therefore, is charged as an offset to deferred revenue, which does not have an effect on the statement of operations. Any change in the assumptions used in analyzing a specific account receivable might result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Property, Equipment and Software

Property, equipment and software are recorded at cost less accumulated depreciation and amortization, which are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	3-10 years
Data processing and communications equipment	3-10 years
Furniture, fixtures and other equipment	3-5 years
Software	3 years

Software includes purchased software and internally developed software. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the assets.

Business Combinations

When we acquire businesses, we allocate the total consideration paid to the fair value of the tangible assets, liabilities, and identifiable intangible assets acquired. Any residual purchase consideration is recorded as goodwill. The allocation of the purchase price requires our management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, in particular with respect to identified intangible assets. These estimates are based on the application of valuation models using historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of these estimates. In accordance with new accounting guidance, beginning in 2009, we began including the fair value of contingent consideration to be paid within the total consideration allocated to the fair value of the assets acquired and liabilities assumed. This requires us to make estimates regarding the fair value of the amounts to be paid. Additionally, we expense acquisition-related costs as incurred rather than including as a component of purchase price.

Impairment of Long-Lived Assets

We perform an impairment review of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business and/or product strategies. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of these indicators, we determine the recoverability by comparing the carrying amount of the asset or asset group to net future undiscounted cash flows that the asset or assets are expected to generate. We would then recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset or assets.

In December 2008, we decided to sell certain assets associated with one of our service offerings with a net book value of $1.8 million. Assets identified for sale were written down to their estimated market value at December 31, 2008, resulting in a loss of $0.8 million. The estimated market value of $1.0 million was based on observable prices for similar assets. We have recorded these assets in other current assets in the consolidated balance sheet at December 31, 2008. During 2009, a portion of these assets were sold. The balance of these assets at December 31, 2009, was $0.2 million. As the held for sale criteria were no longer met, these assets were reclassified to fixed assets at December 31, 2009.

Goodwill and Other Intangible Assets with Indefinite Lives

We test goodwill and other intangible assets with indefinite lives for impairment on an annual basis in the fourth quarter of each year. Additionally, we will test goodwill and other intangible assets with indefinite lives in the interim if events and circumstances indicate that goodwill and other intangible assets with indefinite lives may be impaired. The events and circumstances that we consider include significant under-performance relative to projected future operating results and significant changes in our overall business and/or product strategies. We evaluate impairment of goodwill and other intangible assets with indefinite lives using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill and other intangible assets with indefinite lives of that reporting unit. If the carrying amount of the goodwill and other intangible assets with indefinite lives of a reporting unit exceeds the fair value of that goodwill and other intangible assets with indefinite lives, we would recognize an impairment loss equal to the excess of carrying value over fair value. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment charge that could have a material impact on our financial results. There was no impairment of goodwill or intangible assets with indefinite lives in 2007, 2008 or 2009.

Intangible Assets

Intangible assets consist of acquired developed product technologies, acquired customer relationships, vendor relationships, non-competition agreements and tradenames. We record intangible assets at fair value and amortize those with finite lives over the shorter of the contractual life or the estimated useful life. We estimate the useful lives of acquired developed product technologies and customer relationships based on factors that include the planned use of each developed product technology and the expected pattern of future cash flows to be derived from each developed product technology and existing customer relationships. We include amortization of acquired developed product technologies in cost of revenue, amortization of acquired customer relationships in sales and marketing expenses and amortization of vendor relationships and non-competition agreements in general and administrative expenses in our consolidated statements of operations.

Income Taxes

Income taxes are provided based on the liability method, which results in income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The liability method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The liability method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

We may recognize a tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the taxing authorities. Upon our adoption of the related standard, there was no liability for uncertain tax positions due to the fact that there were no identified tax benefits that were considered uncertain positions.

We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. We evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include historical earnings, our latest forecast of taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Our effective tax rates are primarily affected by the amount of our taxable income or losses in the various taxing jurisdictions in which we operate, the amount of federal and state net operating losses and tax credits, the extent to which we can utilize these net operating loss carryforwards and tax credits and certain benefits related to stock option activity.

Revenue Recognition

We derive our revenue from three primary sources: our on demand software solutions; our on premise software solutions; and professional and other services. We commence revenue recognition when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the solution and/or service has been provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

For multi-element arrangements that include multiple software solutions and/or services, we allocate arrangement consideration to all deliverables that have stand-alone value based on their relative selling prices. In such circumstances, we utilize the following hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows:

•	Vendor specific objective evidence (VSOE), if available. The price at which we sell the element in a separate stand-alone transaction;

•	Third-party evidence of selling price (TPE), if VSOE of selling price is not available. Evidence from us or other companies of the value of a largely interchangeable element in a transaction; and

•	Estimated selling price, if neither VSOE nor TPE of selling price is available. Our best estimate of the stand-alone selling price of an element in a transaction.

From time to time, we sell on demand software solutions with professional services. In such cases, as each element has stand alone value, we allocate arrangement consideration based on our estimated selling price of the on demand software solution and VSOE of the selling price of the professional services.

On Demand Revenue

Our on demand revenue consists of license and subscription fees, transaction fees related to certain of our software-enabled value-added services and commissions derived from us selling certain risk mitigation services.

License and subscription fees are comprised of a charge billed at the initial order date and monthly or annual subscription fees for accessing our on demand software solutions. The license fee billed at the initial order date is recognized as revenue on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit, which we consider to be four years. Recognition starts once the product has been activated. Revenue from monthly and annual subscription fees is recognized on a straight-line basis over the access period.

We recognize revenue from transaction fees derived from certain of our software-enabled value-added services as the related services are performed.

We act as an insurance agent as a part of our risk mitigation services. We recognize the commissions related to these services ratably over the policy term.

On Premise Revenue

Revenue from our on premise software solutions is comprised of an annual term license, which includes maintenance and support. Customers can renew their annual term license for additional one-year terms at renewal price levels. We recognize the annual term license on a straight-line basis over the contract term.

Professional and Other Revenue

Professional & other revenue is recognized as the services are rendered for time and material contracts. Training revenues are recognized after the services are performed.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from our subscription service described above and is recognized as the revenue recognition criteria are met. For several of our solutions, we invoice our customers in annual, monthly or quarterly installments in advance of the commencement of the service period. Accordingly, the deferred revenue balance does not represent the total contract value of annual subscription agreements.

Cost of Revenue

Cost of revenue consists primarily of salaries and related personnel expenses of our operations and support personnel, including training and implementation services, expenses related to the operation of our data center, fees paid to third-party providers, allocations of facilities overhead costs and depreciation, amortization of acquired technologies and amortization of capitalized software.

Customer Acquisition Costs

The costs of obtaining new customers are expensed as incurred.

Stock-Based Compensation

We record stock-based compensation expense for options granted to employees based on the estimated fair value for the awards, using the Black-Scholes option pricing model on the date of grant. We recognize expense over the requisite service period, which is generally the vesting period, on a straight-line basis.

At each stock option grant date, we utilize peer group data to calculate our expected volatility. Expected volatility is based on historical and expected volatility rates of publicly traded peers. The expected life of each option grant is based on existing employee exercise patterns. The risk-free rate is based on the treasury yield rate with a maturity corresponding to the expected option life assumed at the grant date. We do not estimate forfeitures as the awards vest quarterly over the related service term.

Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our consolidated financial statements.

We have granted stock options at exercise prices believed to be equal to or above the fair market value of our common stock, as of the grant date. Given the absence of any active market for our common stock, the fair market value of the common stock underlying stock options granted was determined by our compensation committee, with input from our management, and considered contemporaneous third-party valuations.

For the periods ended December 31, 2007, 2008 and 2009, we incurred expenses of $0.5 million and $1.5 million and $2.8 million, respectively, for stock-based compensation expense.

Capitalized Product Development Costs

We capitalize specific product development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet our internal needs. The costs incurred in the preliminary stages of development related to research, project planning, training, maintenance and general and administrative activities, and overhead costs are expensed as incurred. The costs of relatively minor upgrades and enhancements to the software are also expensed as incurred. Once an application has reached the development stage, internal and external costs incurred in the performance of application development stage activities, including costs of materials, services and payroll and payroll-related costs for employees, are capitalized, if direct and incremental, until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. We capitalized $1.5 million and $1.4 million of product development costs during the years ended December 31, 2008 and 2009, respectively, and recognized amortization expense of $0.8 million, $0.9 million and $1.3 million during the years ended December 31, 2007, 2008 and 2009, respectively, included as a component of cost of revenue. Unamortized product development cost was $2.9 million and $3.1 million at December 31, 2008 and 2009, respectively. Our management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended December 31, 2007, 2008 or 2009.

Advertising Expenses

Advertising costs are expensed as incurred and totaled $3.4 million, $4.9 million and $5.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2009
	(in thousands)

Accrued compensation, payroll taxes, and benefits	$5,264	$5,034
Current portion of capital leases	2,852	1,540
Current portion of liabilities related to acquisitions	3,358	1,903
Other current liabilities	1,781	2,353

Total accrued expenses and other current liabilities	$13,255	$10,830

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	December 31,
	2008	2009
	(in thousands)

Capital leases, less current portion	$2,377	$589
Long-term liabilities related to acquisitions, less current portion	2,470	2,455
Other long-term liabilities	1,920	2,762

Total other long-term liabilities	$6,767	$5,806

Recently Issued Accounting Standards

In September 2009, we adopted the FASB ASC. The FASB established the ASC as the single source of authoritative non-governmental GAAP, superseding various existing authoritative accounting pronouncements. It eliminates the previous GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue an Accounting Standards Update (ASU). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the ASC, provide background information about the guidance and provide the bases for conclusions on the change(s) in the ASC.

In December 2007, the FASB issued guidance regarding business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. We applied these provisions to our 2009 acquisitions which resulted in expensing related transaction costs and valuing contingent consideration at the date of acquisition. See Note 3.

In May 2009, the FASB issued an ASU that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption had no impact on our consolidated results of operations or financial position.

In September 2009, the FASB issued an ASU providing clarification for measuring the fair value of a liability when a quoted price in an active market for the identical liability is not available. It also clarifies that, when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This ASU is effective for fiscal periods beginning after August 27, 2009. We do not believe this update will have a material impact on our consolidated financial statements.

3.	Acquisitions

2007 Acquisition

In April 2007, we acquired all of the issued and outstanding member interests of Multifamily Internet Ventures, LLC, the Irvine, California-based parent company of LeasingDesk LLC (LeasingDesk). We purchased LeasingDesk to be able to provide resident insurance programs to the multi-family housing industry. The LeasingDesk product line includes eRenterPlan, a liability policy that insures owners against financial loss due to resident-caused damage, or an enhanced version of the product which includes renter’s insurance, providing additional coverage for resident personal belongings in the event of loss. The aggregate purchase price was $7.3 million, net of cash acquired, including cash payment of $7.1 million and acquisition-related costs of $0.2 million. In April 2008, we also paid $0.3 million in contingent consideration. The fair value of this contingent consideration was not included within total consideration at the acquisition date. This payment was recorded as additional goodwill. The purchase price of the acquisition was allocated to the net assets acquired based on the fair values at the date of the acquisition. Goodwill associated with the LeasingDesk acquisition is deductible for tax purposes. We included the operating results in our consolidated results of operations from the effective date of the acquisition.

We allocated the purchase price for LeasingDesk as follows:

LeasingDesk
(in thousands)

Intangible assets:
Developed product technologies	$116
Customer relationships	2,020
Non-competition agreements	120
Tradenames	420
Goodwill	5,241
Deferred revenue	(434)
Net other assets (liabilities)	(135)

Total purchase price, net of cash acquired	$7,348

2008 Acquisitions

In January 2008, we entered into an asset purchase agreement with WebRoomz, LLC (WebRoomz) to acquire technology for an on demand leasing system for the student and privatized military housing markets. WebRoomz is a web-based portal that allows tenants to match roommates and manages the entire leasing process using a document management system. The aggregate purchase price was $1.2 million, which included the payment of cash and acquisition related costs of $0.1 million. We included the operating results in our consolidated results of operations from the effective date of the acquisition.

In October 2008, we completed an acquisition of all of the issued and outstanding stock of OpsTechnology, Inc. (Ops). Ops offers three on demand products designed to improve efficiencies and reduce costs for multi-family companies. The aggregate purchase price at closing, net of acquired cash, was $21.6 million, which included a cash payment of $20.3 million, acquisition-related costs of $0.3 million and an additional cash payment of $2.7 million, which was paid on the first anniversary of the acquisition date. In addition, certain former owners of Ops earned 667,000 shares of our common stock by achieving certain revenue targets in 2009. This increased the overall consideration by $1.7 million. The fair value of this contingent consideration was not included within total consideration at the acquisition date. This payment was recorded as additional goodwill.

We made both of these acquisitions because of the immediate availability of product offerings that complemented our existing products. We accounted for the Webroomz and Ops acquisitions using the purchase method of accounting. Goodwill associated with the Webroomz acquisition is deductible for tax purposes; however, the goodwill associated with the Ops acquisition is not deductible for tax purposes.

We allocated the purchase prices for Webroomz and Ops as follows:

	Webroomz	Ops
	(in thousands)

Intangible assets:
Developed product technologies	$228	$2,457
Customer relationships	—	4,884
Vendor relationships	—	5,650
Tradenames	—	1,840
Goodwill	953	7,253
Deferred revenue	—	(619)
Deferred tax liability		(644)
Net other assets (liabilities)	—	809

Total purchase price, net of cash acquired	$1,181	$21,630

2009 Acquisitions

In September 2009, we purchased substantially all of the assets of Evergreen Solutions, Inc. (Evergreen). The acquisition of Evergreen further advanced our ability to offer open access to our products for clients and certified partners, and improves our ability to offer integration of our products and services with third-party solutions. The aggregate purchase price at closing was $0.9 million, which included a cash payment of $0.7 million and the fair value of contingent consideration of $0.2 million, which is payable in March 2010 and is based on the collection of pre-acquisition accounts receivable balances from customers. The $0.2 million is recorded within the current portion of acquisition related liabilities on the balance sheet. The customer relationships have useful lives of four years and are amortized in proportion to the estimated cash flows derived from the relationship. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. All direct acquisition costs were immaterial and expensed as incurred. We included the operating results of this acquisition in our consolidated results of operations from the effective date of the acquisition.

In September 2009, we purchased 100% of the outstanding stock of A.L. Wizard, Inc. (ALW). The acquisition of ALW immediately provided us with an application of on demand software and services for residential property management customers who manage senior living properties. The aggregate purchase price at closing was $2.8 million, net of cash acquired of $0.2 million, which included a cash payment of $2.5 million upon acquisition and additional cash payments of $0.5 million, half of which is due on the first anniversary of the acquisition date, with the remaining amount due 18 months from the acquisition date. The $0.5 million is recorded in acquisition-related liabilities on the balance sheet. We acquired deferred revenue as a contractual obligation, which was recorded at its assessed fair value of $0.5 million. The fair value was determined by incorporating the total cost to service the revenue and a normal profit margin for the industry. The customer relationships have useful lives of seven years and are amortized in proportion to the estimated cash flows derived from the relationship. Acquired developed product technologies have a useful life of three years and are amortized straight-line over the estimated useful life. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. All direct acquisition costs were immaterial and expensed as incurred. We included the operating results of this acquisition in our consolidated results from the effective date of the acquisition.

In November 2009, we purchased 100% of the outstanding stock of Propertyware, Inc. (Propertyware). The acquisition of Propertyware provided an entry into the single-family and small, centrally managed multi-family property markets. The acquisition also expanded the breadth of products Propertyware will make available to its residential property management customers. The aggregate purchase price at closing was $11.9 million, net of cash acquired, which included a cash payment of $9.0 million and additional cash payments of $0.5 million payable on the first anniversary of the acquisition date and $0.5 million payable 18 months after the acquisition date. The $1.0 million is recorded in acquisition-related liabilities on the balance sheet. In addition, the purchase price included the issuance of 1.0 million restricted common shares which vest as certain revenue targets are achieved as defined in the purchase agreement. The fair value of these shares is estimated to be $2.2 million and is based on our management’s estimate of the fair value of the stock and the probability of the achievement of these revenue targets. These shares have a maximum value of $2.5 million. We acquired deferred revenue as a contractual obligation, which was recorded at its assessed fair value of $0.5 million. The acquired intangibles were recorded at fair value based on assumptions made by us. The customer relationships have useful lives of ten years and are amortized in proportion to the estimated cash flows derived from the relationship. Acquired developed product technologies have a useful life of three years and are amortized straight-line over the estimated useful life. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. All direct acquisition costs were immaterial and expensed as incurred. We included the operating results of this acquisition in our consolidated results of operations from the effective date of the acquisition.

We made each of these acquisitions because of the immediate availability of product offerings that complemented our existing products. We accounted for the Evergreen, ALW and Propertyware acquisitions by allocating the total consideration, including the fair value of contingent consideration to the fair value of assets received and liabilities assumed. Goodwill associated with the Evergreen acquisition is deductible for tax purposes; however, the goodwill associated with the ALW and Propertyware acquisitions is not deductible for tax purposes.

We allocated the purchase prices for Evergreen, ALW and Propertyware as follows:

	Evergreen	ALW	Propertyware
	(in thousands)

Intangible assets:
Developed product technologies	$—	$1,192	$7,427
Customer relationships	154	964	1,050
Tradenames	34	373	1,080
Goodwill	472	1,222	6,144
Deferred revenue	—	(520)	(451)
Deferred tax (liability)	—	(863)	(3,407)
Net other assets	225	415	78

Total purchase price, net of cash acquired	$885	$2,783	$11,921

2010 Acquisition

In February 2010, we acquired the assets of Domin-8 Enterprise Solutions, Inc. (Domin-8). The acquisition of these assets improved our ability to serve our multi-family clients with mixed portfolios that include smaller, centrally-managed apartment communities. The aggregate purchase price at closing was $14.0 million, which was paid upon acquisition of the assets. This acquisition was financed from the proceeds from the amended credit facility (See Note 6) and cash flow from operations. Due to the timing of this acquisition, the purchase price allocation was not complete as of the date of this filing due to the pending completion of the valuation of intangible assets. During 2009, approximately $0.7 million of transaction costs related to this acquisition were expensed as incurred.

Pro Forma Results of Acquisitions

The following table presents unaudited pro forma results of operations for 2007, 2008 and 2009 as if the aforementioned acquisitions, including Domin-8, had occurred at the beginning of each period presented. We prepared the pro forma financial information for the combined entities for comparative purposes only, and it is not indicative of what actual results would have been if the acquisitions had taken place at the beginning of the periods presented, or of future results.

	Year Ended December 31,
	2007	2008	2009
	Pro Forma	Pro Forma	Pro Forma
	(unaudited)	(unaudited)	(unaudited)
		(in thousands)

Revenue:
On demand	$73,012	$108,295	$134,896
On premise	17,605	16,673	13,035
Professional and other	13,723	15,041	12,080

Total revenue	$104,340	$140,009	$160,011
Net (loss) income	(6,261)	(16,667)	28,486
Net (loss) income attributable to common stockholders:
Basic and diluted	(12,261)	(24,116)	10,814
Net (loss) income per share attributable to common stockholders:
Basic	$(0.60)	$(0.87)	$0.23
Diluted	$(0.60)	$(0.87)	$0.21

The acquisitions in 2007, 2008, 2009 and 2010 were financed with cash flows from operations and financing activities.

Acquisition-Related Liabilities from Pre-2007 Acquisition

In connection with a 2002 acquisition, a liability was recorded for a $6.0 million earn-out payable to the seller, as payment was considered probable. At December 31, 2008 and 2009, we owed $3.0 million and $2.5 million, respectively, in remaining earn-out fees relating to this acquisition, of which $2.5 million and $2.0 million are included in other long-term liabilities on the consolidated balance sheets at December 31, 2008 and 2009, respectively.

4. Property, Equipment and Software

Property, equipment and software consist of the following:

	December 31,
	2008	2009
	(in thousands)

Leasehold improvements	$5,069	$6,039
Data processing and communications equipment	20,078	26,969
Furniture, fixtures, and other equipment	5,233	6,251
Software	19,005	21,807

	49,385	61,066
Less: Accumulated depreciation and amortization	(30,248)	(40,317)

Property, equipment and software, net	$19,137	$20,749

Depreciation and amortization expense for property, equipment and software was $5.7 million, $9.2 million and $10.3 million for the periods ended December 31, 2007, 2008 and 2009, respectively. This includes depreciation for assets purchased through capital leases.

5.	Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill for the years ended December 31, 2008 and 2009, is as follows:

(in thousands)
Balance at December 31, 2007	$9,194
Contingent consideration	449
Goodwill acquired	8,206

Balance at December 31, 2008	17,849
Contingent consideration	1,679
Goodwill acquired	7,838

Balance at December 31, 2009	$27,366

Other intangible assets consisted of the following at December 31, 2007, 2008 and 2009:

				December 31, 2009
		December 31, 2008
	Amortization	Carrying	Accumulated		Carrying	Accumulated
	Period	Amount	Amortization	Net	Amount	Amortization	Net
	(in thousands)

Finite-lived intangible assets
Developed technologies	3 years	$2,801	$(412)	$2,389	$11,421	$(1,870)	$9,551
Customer relationships	1-10 years	7,539	(2,469)	5,070	9,707	(4,301)	5,406
Vendor relationships	7 years	5,650	(311)	5,339	5,650	(1,500)	4,150
Non-competition agreement	4-5 years	120	(53)	67	120	(83)	37

Total finite-lived intangible assets		16,110	(3,245)	12,865	26,898	(7,754)	19,144
Indefinite-lived intangible assets
Tradenames		2,260	—	2,260	3,747	—	3,747

Total intangible assets		$18,370	$(3,245)	$15,125	$30,645	$(7,754)	$22,891

There was no impairment of goodwill or trade names indicated during 2008 or 2009.

Amortization of finite-lived intangible assets was $1.5 million, $1.8 million and $4.5 million for 2007, 2008 and 2009, respectively.

The following table sets forth the estimated amortization of intangible assets for the years ending December 31:

(in thousands)

Year ending December 31,
2010	$6,486
2011	5,630
2012	3,967
2013	1,278
2014	1,028

6.	Debt

The following table summarizes the components of debt as of December 31:

	December 31,
	2008	2009
	(in thousands)

Revolver	$10,000	—
Term loan	12,650	$33,688
Promissory notes issued to preferred stockholders	11,064	8,173
Secured promissory notes	10,000	10,000

	$43,714	$51,861

In September 2009, we entered into a Credit Agreement (Credit Agreement) with two lenders, which provided for $35.0 million term loan and a $10.0 million revolving line of credit. A portion of the proceeds from the Credit Agreement was used to repay the balance outstanding under our prior credit agreement. The term loan and revolving line of credit bear interest at rates of the greater of 7.5%, a stated rate of 5.0% plus LIBOR, or a stated rate of 5.0% plus the bank’s prime rate (or, if greater than 3.5%, the federal funds rate plus 0.5% or three month LIBOR plus 1.0%). As of December 31, 2009, the bank’s prime rate was 3.25%. Principal payments on the term loan are due in quarterly installments of approximately $1.3 million until September 30, 2010, increasing to approximately $1.8 million until September 30, 2012, and increase to quarterly installments of approximately $1.9 million through March 31, 2013, with the balance due on June 30, 2013. The term loan and revolving line of credit were collateralized by all of our personal property and are subject to financial covenants, including meeting certain financial measures. As of December 31, 2009, we have not drawn down on the revolving line of credit, and we are in compliance with our debt covenants.

In February 2010, we entered into an amendment to the Credit Agreement. Under the terms of the amendment, the original term loan was increased by an additional $10.0 million. This amendment increased the balance outstanding on the term loan to $43.7 million. The related interest rates and maturity periods remained consistent with the terms of Credit Agreement.

In August 2008, we entered into a note purchase agreement with a separate lender. Under the terms of the agreement, we issued secured promissory notes (Notes) in the amount of $10.0 million with an interest rate of 13.75%, payable quarterly. The Notes are to be paid in full before August 1, 2013. The Notes are collateralized by all of our personal property and are subordinated to the Credit Agreement.

On December 30, 2008, in connection with a declaration of a dividend for all holders of our redeemable convertible preferred stock, we issued promissory notes to the holders of our convertible preferred stock (Stockholder Notes) in an aggregate principal amount of $11.1 million. The Stockholder Notes bear interest at a rate of 8% and are payable in 16 consecutive quarterly payments of principal and interest. We must meet certain debt to EBITDA levels and exceed minimum and average cash balance requirements in order to make the interest payments. Additionally, an amount equal to $0.9 million will be paid upon maturity to holders of the Stockholder Notes. We recognized $0.2 million of additional interest expense related to these notes in 2009. The payments may be deferred at the discretion of the board of directors.

After giving effect to the February 2010 amendment to the Credit Agreement, principal payments are due in the five years ending December 31 as follows:

(in thousands)

Year ending December 31,
2010	$11,093
2011	11,837
2012	11,606
2013	27,325
Thereafter	—

7.	Redeemable Convertible Preferred Stock

At December 31, 2009, we had outstanding 31,612,500 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred), 20,200,000 shares of Series A1 Redeemable Convertible Preferred Stock (Series Al Preferred), 3,250,000 shares of Series B Redeemable Convertible Preferred Stock (Series B Preferred) and 3,025,000 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred). The Series C Preferred was issued on February 28, 2008, at a purchase price of $4.50 per share.

Each holder of preferred stock generally votes with our common stock and is entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. Each share of preferred stock is convertible at the option of the holder at the liquidation preference, as defined below, divided by the original issue price. Conversion is mandatory upon written consent or affirmative vote at a meeting of the holders of a majority of the then outstanding shares of Series A Preferred, or, with such consent of the holders of the Series A Preferred, immediately prior to the closing of a qualified initial public offering (IPO), as defined in our certificate of incorporation.

The holders of Series A Preferred, Series A1 Preferred and Series B Preferred are entitled to receive cumulative cash dividends at the rate of 8% per annum of the original issue price if and when declared out of funds legally available by the board of directors. To the extent declared, the dividends are payable quarterly. Upon conversion, the holders may also elect to convert an amount equal to 62.5% of all then accrued and unpaid dividends into common stock at the applicable conversion rate. The holders of Series C Preferred are entitled to receive cumulative cash dividends at the rate of 8% per annum of the original issue price if and when declared by the board of directors, for the first 18 months after issuance and are entitled to noncumulative dividends thereafter. Dividends on Series C Preferred shares may not be paid until dividends have been declared and paid to holders of the Series A Preferred, Series A1 Preferred and Series B Preferred. On December 31, 2008, dividends of $27.9 million were declared by the board of directors. These dividends were distributed through the issuance of 16,294,894 common shares and subordinated notes of $11.1 million. On December 31, 2009, dividends of $5.5 million were declared by the board of directors. These dividends were distributed through the issuance of 2,837,345 common shares and payment of $2.5 million in cash.

Upon any liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred will be entitled to receive the original issue price plus all accrued and unpaid dividends (Liquidation Preference). The holders of the Series A Preferred, Series B Preferred and Series C Preferred are entitled to receive the full Liquidation Preference prior to any distribution to the holders of the Series A1 Preferred. Upon liquidation, after the holders of the Series A Preferred, Series B Preferred, Series C Preferred and Series A1 Preferred have been paid in full the Liquidation Preference, our remaining assets shall be distributed ratably among the holders of the common stock then outstanding and the holders of the Series A Preferred, Series A1 Preferred and Series B Preferred, on an as-converted basis, until the holders of such series of preferred stock have received an aggregate of three times the issue price per share of each such series of preferred stock (Participation Payment). After the holders of the Series A Preferred, Series A1 Preferred and Series B Preferred have received the Participation Payment, the holders of such series of preferred stock shall not have any further right as holders of preferred stock to participate in any distributions of our remaining assets, which shall be distributed ratably solely to the holders of common stock.

The Series A Preferred, Series B Preferred and Series C Preferred are redeemable at the option of the holders of the Series A Preferred beginning on December 31, 2011, if we have not completed a liquidation or qualified IPO. Upon election by the holders of the Series A Preferred to redeem the Series A Preferred, the holders of the Series B Preferred and Series C Preferred may elect to redeem such series of preferred stock. If the holders of the Series A Preferred, Series B Preferred and Series C Preferred elect to redeem, the redemption price will generally be paid over four years. The Series A1 Preferred is redeemable and will be paid over a 12-month period once the holders of the Series A Preferred and, if applicable, the Series B Preferred and Series C Preferred have elected and been paid for a redemption. The redemption price is the greater of the original purchase price per share plus all accrued dividends or the fair market value per share as of the most recent fiscal quarter ended prior to the date that the initial redemption notice is sent to the Company. Based on the estimated fair value of the Company as of December 31, 2009, the redemption price of the Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred would exceed the original purchase price plus all accrued dividends as of the first redemption date by approximately $87.0 million. As of December 31, 2009, we have not provided for additional accretion of this amount for the Series A Preferred, Series A1 Preferred and Series B Preferred beyond the original purchase price plus accrued dividends, as we believe that it is probable that the Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred plus accrued dividends will be converted into common stock prior to the redemption date.

At December 31, 2011, if we have not completed a liquidation or qualified IPO, and the Series A Preferred holders have not given notice to redeem the Series A Preferred, one Series A Preferred stockholder, who holds 5,813,000 shares, may require us to redeem all or any portion of its Series A Preferred shares. One hundred eighty days’ notice is required, and we may issue common stock to make redemption payments if cash is not sufficient for the redemption payments and ongoing business requirements.

8.	Share Options and Warrants

Stock Option Plan

Our Amended and Restated 1998 Stock Incentive Plan (Stock Incentive Plan) provides for awards which may be granted in the form of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance units with value based upon our performance. Stock options generally vest ratably over four years following the date of grant and expire ten years from the date of the grant. We also grant awards to our directors, generally in the form of stock options, in accordance with the Board of Directors Policy (Board Plan). The options generally vest immediately and have a four-year term. Should a director leave the board, we have the right to repurchase shares as if the options vested on a pro rata basis. In 2009, we began issuing options that vest over four years with 75% vesting ratably over 15 quarters and the remaining 25% vesting on the 16th quarter. All outstanding options were granted at exercise prices equal to or exceeding our estimate of the fair market value of our common stock at the date of grant. There were 150,000 outstanding director options at December 31, 2009. In addition, there were 522,348 shares of restricted stock that were issued and outstanding under the Stock Incentive Plan at December 31, 2009

The following table summarizes transactions under our Stock Incentive Plan and Board Plan:

			Weighted
		Range of	Average
	Number of	Exercise	Exercise
	Shares	Prices	Price

Balance at December 31, 2006	9,467,719	$1.00 - $1.25	$1.20
Granted	2,233,500	1.50 - 2.75	1.84
Exercised	(968,782)	1.00	1.00
Forfeited/cancelled	(708,592)	1.00 - 1.75	1.05

Balance at December 31, 2007	10,023,845	1.00 - 2.75	1.21
Granted	3,974,000	3.00 - 3.50	3.27
Exercised	(664,908)	1.00 - 3.50	1.16
Forfeited/cancelled	(863,811)	1.00 - 3.50	1.75

Balance at December 31, 2008	12,469,127	1.00 - 3.50	1.83
Granted	4,568,000	3.00	3.00
Exercised	(355,783)	1.00 - 3.00	1.52
Forfeited/cancelled	(823,888)	1.00 - 3.50	2.09

Balance at December 31, 2009	15,857,456	1.00 - 3.50	2.16

At December 31, 2009, there were approximately 732,000 shares available for future grants under the Stock Incentive Plan and Board Plan.

The weighted average grant-date fair value of options granted during 2007, 2008 and 2009 was $1.72, $2.90 and $2.63, respectively. The aggregate intrinsic value of stock options exercised in 2007, 2008 and 2009 was $0.9 million, $0.6 million and $0.4 million, respectively. The aggregate intrinsic value of outstanding stock options was $12.9 million as of December 31, 2009. The aggregate intrinsic value of options exercisable was $12.1 million as of December 31, 2009.

The following table summarizes outstanding stock options at December 31, 2009, that are vested and expected to vest, non-vested, and stock options that are currently exercisable.

	Options Outstanding
	Fully Vested
	and
	Expected to
	Vest	Non-Vested	Exercisable

Number of shares outstanding	15,294,275	7,155,839	8,701,617
Weighted average remaining contractual life	7.20	9.02	5.83
Weighted average price per share	$2.13	$2.94	$1.52

As of December 31, 2009, the total future compensation cost related to nonvested stock options to be recognized in the consolidated statement of operations was $6.9 million with a weighted average period over which these awards are expected to be recognized of 2.4 years. Of that total, $2.4 million, $2.2 million, $1.7 million and $0.6 million will be recognized in 2010, 2011, 2012 and 2013, respectively.

The total number of stock options that vested during 2009 was 2,980,120, and total fair value was $5.9 million.

In February 2010, we granted 1,721,000 options to purchase shares of common stock. The exercise price for these options was $3.75 per share.

Stock-Based Compensation Assumptions

We have utilized the Black-Scholes option pricing model as the appropriate model for determining the fair value of stock-based awards. The awards granted in 2007, 2008, and 2009 were valued using the following assumptions:

Risk-free interest rates	1.5-4.8%
Expected option life (in years)	6
Dividend yield	0%
Expected volatility	50-60%

Risk-free interest rate. This is the average U.S. Treasury rate (having a term that most closely approximates the expected life of the option) for the period in which the option was granted.

Expected life of the options. This is the period of time that the options granted are expected to remain outstanding.

Dividend yield. We have never declared or paid dividends on its common stock and do not anticipate paying dividends in the foreseeable future.

Expected volatility. Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company was privately held during the periods presented and arrived at a volatility rate after considering historical and expected volatility rates of publicly traded peers.

Stock Purchase Warrants

In December 2005, we issued two-year fully exercisable warrants to purchase 175,000 shares of common stock at $1.00 per share to two significant customers. The estimated fair value of the warrants was de minimis. In December 2007, the warrants were exercised.

In July 2007, we issued one-year fully exercisable warrants to purchase 150,000 shares of common stock at $1.75 per share to a customer. The estimated fair value of the warrants was $47,000. The value of the warrants was recorded as a discount to unearned revenue and was amortized into revenue over the period of expected benefit with an order signed at that time. In June 2008, the warrants were exercised.

In connection with the issuance of the Series A Preferred, we issued to current and prior stockholders stock purchase warrants representing the right to purchase an aggregate of 9,156,000 shares of our common stock, at an exercise price of $0.001 per share. These warrants contained a net-cash settlement provision and accordingly were recorded as a liability; however, due to various measures determining exercisability and vesting, the fair value of this liability was nominal. In February 2008, these warrants were amended to be fully vested at the time of the issuance of the Series C Preferred. In 2008, stockholders exercised warrants to purchase 9,106,000 shares of common stock, and the remaining 50,000 warrants expired.

We issued a five-year warrant to purchase 450,000 shares of common stock at $0.01 per share in connection with a 2004 acquisition. As of December 31, 2008 and 2009, 400,000 and zero shares, respectively, remained outstanding in connection with this warrant.

We issued a five-year warrant to purchase 50,000 and 25,000 shares of common stock at $1.00 per share in connection with 2004 and 2005 amendments to our prior credit facility. In May 2009, the warrant to purchase 50,000 shares was automatically net exercised for 31,617 shares of common stock. As of December 31, 2009, the Company has 25,000 warrants outstanding. These warrants were automatically net exercised into common stock in March 2010.

9.	Commitments and Contingencies

Lease Commitments

We lease office space and equipment under capital and operating leases that expire at various times through 2016. We recognize lease expense for these leases on a straight-line basis over the lease terms.

The assets under capital lease are as follows:

December 31,
2009
(in thousands)

Data processing and communications equipment	$5,679
Software	5,903

11,582
Less: Accumulated depreciation and amortization	(6,411)

Assets under capital lease, net	$5,171

Aggregate annual rental commitments at December 31, 2009, under operating leases with initial or remaining non-cancelable lease terms greater than one year and capital leases are as follows:

		Operating
	Capital Leases	Leases
	(in thousands)

2010	$1,670	$4,922
2011	538	4,372
2012	65	3,825
2013	—	3,809
2014	—	3,782
Thereafter	—	6,341

Total Minimum lease payments	$2,273	$27,051

Less amount representing average interest at 9.1%	(144)

	2,129
Less current portion	(1,540)

Long-term portion	$589

Rent expense was $3.1 million, $4.5 million and $5.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Guarantor Arrangements

We have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we had no liabilities recorded for these agreements as of December 31, 2008 and 2009.

In the ordinary course of our business, we enter into standard indemnification provisions in our agreements with our customers. Pursuant to these provisions, we indemnify our customers for losses suffered or incurred in connection with third-party claims that our products infringed upon any U.S. patent, copyright, trademark or other intellectual property right. Where applicable, we generally limit such infringement indemnities to those claims directed solely to our products and not in combination with other software or products. With respect to our products, we also generally reserve the right to resolve such claims by designing a non-infringing alternative, by obtaining a license on reasonable terms, or by terminating our relationship with the customer and refunding the customer’s fees.

The potential amount of future payments to defend lawsuits or settle indemnified claims under these indemnification provisions is unlimited in certain agreements; however, we believe the estimated fair value of these indemnity provisions is minimal, and, accordingly, we had no liabilities recorded for these agreements as of December 31, 2008 and 2009.

Litigation

We are subject to litigation and claims arising in the ordinary course of business. Our management believes that the probable resolution of any such litigation will not materially affect our consolidated financial position and results of operations.

10.	Funds Held for Others

In connection with our payment processing services, we collect tenant funds and subsequently remit these tenant funds to our customers after varying holding periods. These funds are settled through our Originating Depository Financial Institution (ODFI) custodial account at a major bank. As part of this processing, we earn interest from the time the money is collected from the tenants until the time of remittance to our customers’ accounts. This interest generated from the ODFI custodial account balances is included in revenue and was $0.2 million, $0.1 million and $0.0 in 2007, 2008, and 2009, respectively.

The ODFI custodial account balances were $12.7 million and $13.0 million at December 31, 2008 and 2009, respectively. The ODFI custodial account balances are included in our consolidated balance sheets as restricted cash. The corresponding liability for these custodial balances is reflected as customer deposits. In connection with the timing of our payment processing services, we are exposed to credit risk in the event of nonperformance by other parties, such as returned checks. We utilize credit analysis and other controls to manage the credit risk exposure. We have not experienced any credit losses to date. Any expected losses are included in our accounts receivable allowances on our consolidated balance sheet.

In January 2007, we established a wholly owned subsidiary, RealPage Payment Processing Services, Inc. (RPPS), a bankruptcy-remote, special-purpose entity, and transferred the ODFI custodial accounts and all ACH transaction processing responsibilities to RPPS. We provide processing and administrative services to RPPS through a services agreement.

The obligations of RPPS under the ODFI custodial account agreement are guaranteed by us.

In connection with our resident insurance products, we collect premiums from policy holders and subsequently remit the premium, net of our commission, to the underwriter. We maintain separate accounts for these transactions. We had $1.5 million and $1.9 million in restricted cash for years ended December 31, 2008 and 2009, respectively and $1.5 million and $2.2 million in customer deposits related to these insurance products for years ended December 31, 2008 and 2009, respectively.

11.	Net Income (Loss) Per Share

Net income (loss) per share is presented in conformity with the two-class method required for participating securities. Holders of Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred are each entitled to receive 8% per annum cumulative dividends, payable prior and in preference to any dividends on any other shares of our capital stock. In the event a dividend is paid on common stock, holders of Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred are entitled to a proportionate share of any such dividend as if they were holders of common shares (on an as-if converted basis). Holders of Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred do not share in loss of the Company.

Under the two-class method, basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred cumulative dividends, between the holders of common stock and Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred. Diluted net income per share attributable to common stockholders is computed by using the weighted average number of common shares outstanding, including potential dilutive shares of common stock assuming the dilutive effect of outstanding stock options using the treasury stock method.

Pro forma basic and diluted net income per share were computed to give effect to the conversion of the Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred using the as-if converted method into common stock as though the conversion had occurred as of January 1, 2009, or original date of issuance, if later.

The following table presents the calculation of basic and diluted net income per share attributable to common stockholders and pro forma basic and diluted net income per share:

	Year Ended December 31,
	2007	2008	2009
	(in thousands, except per share amounts)

Numerator:
Net (loss) income	$(3,143)	$(3,209)	$28,429
8% cumulative dividends on participating preferred stock	(6,000)	(7,449)	(5,521)
Undistributed earnings allocated to participating preferred stock	—	—	(12,151)

Net (loss) income attributable to common stockholders — basic and diluted	$(9,143)	$(10,658)	$10,757
Denominator:
Basic:
Weighted average common shares used in computing basic net income (loss) per share	20,446	27,773	47,869
Diluted:
Weighted average common shares used in computing basic net income (loss) per share	20,446	27,773	47,869
Add weighted average effect of dilutive securities:
Stock options	—	—	3,063
Stock warrants	—	—	93

Weighted average common shares used in computing diluted net income (loss) per share	20,446	27,773	51,025
Net (loss) income per common share:
Basic	$(0.45)	$(0.38)	$0.22
Diluted	$(0.45)	$(0.38)	$0.21
Shares used in computing pro forma net income per share (unaudited):
Basic:
Basic weighted average common shares from above			47,869
Add assumed conversion of convertible preferred stock			58,088
Shares used in computing pro forma basic net income per share			105,957
Diluted:
Diluted weighted average common shares from above			51,025
Add conversion of Series A, Series A1, Series B, Series C convertible preferred stock excluded under the two class method			58,088
Shares used in computing pro forma diluted net income per share			109,113
Pro forma net income per share (unaudited):
Basic			$0.27
Diluted			$0.26

12.	Related Party Transactions

We purchased transportation services of approximately $87,000, $34,000, and $44,000 in 2007, 2008 and 2009 from a significant stockholder and company controlled by our Chief Executive Officer.

13.	Income Taxes

The provision for income taxes consists of the following as of December 31:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Current:
Federal	—	—	—
State	—	$197	$231
Foreign	—	17	49

Total current taxes	—	214	280
Deferred:
Federal	—	489	(25,147)
State	—	—	(1,161)
Foreign	—	—	—

Total deferred taxes	—	489	(26,308)

Total income tax provision (benefit)	—	$703	$(26,028)

The reconciliation of our income tax benefit computed at the U.S. federal statutory tax rate to the actual income tax expense is as follows:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Expense derived by applying the Federal income tax rate to (loss) income before taxes	$(1,068)	$(872)	$837
State income tax, net of federal benefit	—	197	152
Foreign income tax	—	17	(50)
Change in valuation allowance	—	—	(27,036)
Nondeductible expenses	143	185	166
Losses not benefitted	1,046	567	—
Other	(121)	609	(97)

	—	$703	$(26,028)

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,
	2008	2009
	(in thousands)

Deferred tax assets:
Property, equipment, and software	$597	—
Reserves and accrued liabilities	6,101	$8,228
Net operating loss carryforwards	25,579	24,270

Total deferred tax assets	32,277	32,498
Deferred tax liabilities
Property, equipment, and software	—	(1,868)
Other	(235)	(476)
Intangible assets	(1,611)	(4,714)

Net deferred tax assets before valuation allowance	$30,431	$25,440
Valuation allowance	(31,563)	(4,527)

Net deferred tax assets/(liabilities)	$(1,132)	$20,913

Our management periodically evaluates the realizability of the deferred tax assets and recognizes the tax benefit when it is determined they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. In December 2009, based on current year income, and our projections of future income, we concluded it was more likely than not that certain of our deferred tax assets would be realizable, and therefore the valuation allowance was reduced by $27.0 million.

Our federal net operating loss carryforwards of $67.2 million will begin to expire in 2020. A change in ownership, as defined in Section 382 of the Internal Revenue Code, may limit utilization of the federal net operating loss and research and development credit carryforwards.

A cumulative change in ownership among material shareholders, as defined in Section 382 of the Internal Revenue Code during a three-year period, may limit utilization of the federal net operating loss and research and development credit carryforwards. Based on available information, the Company believes it is not currently subject the Section 382 limitation. If triggered under current conditions, the timing of utilization of our net operating loss may be impacted.

Uncertain Tax Positions

Effective January 1, 2007, we adopted a new accounting standard relating to the accounting for uncertain tax positions. We recorded no additional tax liability as a result of the adoption of this standard and no adjustments to the January 1, 2007 balance of retained deficit, and therefore no accrued interest and penalties recognized as of January 1, 2007. At December 31, 2008 and 2009, we had no unrecognized tax benefits. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense, and as of December 31, 2008 and December 31, 2009, there were no accrued interest and penalties.

We file consolidated and separate tax returns in the U.S. federal jurisdiction and in several state jurisdictions and one foreign jurisdiction. We are no longer subject to U.S. federal income tax examinations for years before 2006 and are no longer subject to state and local income tax examinations by tax authorities for years before 2005. We are not currently under audit for federal, state or any foreign jurisdictions.

14.	Employee Benefit Plans

In 1998, our board of directors approved a defined contribution plan that provides retirement benefits under the provisions of Selection 401(k) of the Internal Revenue Code. Our 401(k) Plan (Plan) covers substantially all employees who meet a minimum service requirement. Under the Plan, we can elect to make voluntary contributions. Contributions of $0.2 million, $0.3 million and $0.4 million were made by us in 2007, 2008 and 2009, respectively.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC Registration fee		$10,695.00
FINRA filing fee		15,500.00
NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation to be effective upon the completion of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated bylaws to be effective upon the completion of this offering provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•	The registrant will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors. The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

Prior to the completion of this offering, the registrant plans to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

1. From April 29, 2007 through April 29, 2010, the registrant granted to its employees and consultants options to purchase an aggregate of 11,076,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at prices ranging from $1.50 per share to $3.75 per share for an aggregate purchase price of $34,907,625.00.

2. From April 29, 2007 through April 29, 2010, the registrant sold and issued to its employees and consultants an aggregate of 1,020,598 shares of its common stock pursuant to option exercises under the registrant’s 1998 Stock Incentive Plan at prices ranging from $1.00 per share to $3.50 per share for an aggregate purchase price of $1,239,620.75.

3. From April 29, 2007 through April 29, 2010, the registrant granted to its directors options to purchase an aggregate of 320,000 shares of our common stock at prices ranging from $3.00 per share to $3.75 per share for an aggregate purchase price of $1,050,000.00.

4. From April 29, 2007 through April 29, 2010, the registrant sold and issued to its directors an aggregate of 1,100,000 shares of its common stock pursuant to option exercises at prices ranging from $1.00 per share to $3.00 per share for an aggregate purchase price of $1,200,000.00.

5. On February 22, 2008, the registrant issued and sold to seven accredited investors an aggregate of 3,025,000 shares of our Series C Convertible Preferred Stock at a price of $4.50 per share for an aggregate price of $13,612,500.

6. From April 29, 2007 through April 29, 2010, the registrant sold and issued to 11 accredited investors an aggregate of 9,930,448 shares of its common stock pursuant to warrant exercises at prices ranging from $0.001 per share to $1.75 per share for an aggregate purchase price of $500,304.25.

7. On October 21, 2009, the registrant issued 666,667 shares of its common stock to five of its current or former employees and consultants as compensation for the achievement of certain performance milestones agreed to in connection with the registrant’s acquisition of OpsTechnology, Inc.

8. On October 28, 2009, the registrant awarded and issued 22,348 restricted shares of its common stock to employees under the registrant’s 1998 Stock Incentive Plan in connection with our acquisition of Propertyware, Inc.

9. On October 28, 2009, the registrant awarded and issued 500,000 restricted shares of its common stock to employees who are also accredited investors under the registrant’s 1998 Stock Incentive Plan in connection with our acquisition of Propertyware, Inc.

10. On October 28, 2009, the registrant issued 977,652 restricted shares of its common stock to nine accredited investors in partial consideration of the registrant’s acquisition of Propertyware, Inc.

11. On December 31, 2008, the registrant issued an aggregate of 16,294,894 shares of its common stock to holders of its convertible preferred stock in partial payment of cumulative dividends accrued on the convertible preferred stock through such date.

12. On December 31, 2009, the registrant issued an aggregate of 2,837,345 shares of its common stock to holders of its convertible preferred stock in partial payment of cumulative dividends accrued on the convertible preferred stock through such date.

13. On April 1, 2010, the registrant awarded and issued an aggregate of 26,666 restricted shares of its common stock to the registrant’s independent directors in accordance with the registrant’s independent director compensation plan.

14. On April 23, 2010, the registrant issued an aggregate of 685,276 shares of its common stock to holders of its Series A Convertible Preferred Stock, Series A1 Convertible Preferred Stock and Series B Convertible Preferred Stock in partial payment of cumulative dividends accrued on such series of convertible preferred stock through March 31, 2010.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation or in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant currently in effect
3	.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the completion of this offering
3.3		Bylaws of the Registrant in effect before the completion of this offering
3	.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon the completion of this offering
4	.1*	Form of Common Stock certificate of the Registrant
4.2		Shareholders’ Agreement among the Registrant and certain stockholders, dated December 1, 1998, as amended July 16, 1999 and November 3, 2000
4.3		Second Amended and Restated Registration Rights Agreement among the Registrant and certain stockholders, dated February 22, 2008
4.4		Fourth Amended and Restated Shareholders Agreement among the Registrant and certain stockholders, dated March 17, 2010
4.5		Letter Agreement between the Registrant and Camden Partners Strategic Fund III, L.P. regarding management rights, dated December 14, 2005
4.6		Letter Agreement between the Registrant and Camden Partners Strategic Fund III-A, L.P. regarding management rights, dated December 14, 2005
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1		Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers

Exhibit
Number		Description

10	.2+	Amended and Restated 1998 Stock Incentive Plan
10	.2A+	Form of Notice of Stock Option Grant
10	.2B+	Form of Notice of Grant of Restricted Shares
10	.2C+	Form of Non-Qualified Stock Option Agreement (Second Series)
10	.2D+	Form of Non-Qualified Stock Option Agreement
10	.3+	Form of Director’s Nonqualified Stock Option Agreement
10	.4+	2010 Equity Incentive Plan
10	.5+	Form of 2009 Management Incentive Plan
10	.6+	Form of 2010 Management Incentive Plan
10	.7+	Stand-Alone Stock Option Agreement between the Registrant and Peter Gyenes, dated February 25, 2010
10	.8+	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated October 27, 2005
10	.9+	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 26, 2009
10	.10+	Notice of Stock Option Grant under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 25, 2010
10	.11+	Employment Agreement between the Registrant and Stephen T. Winn, dated December 30, 2003
10	.12+	Employment Agreement between the Registrant and Timothy J. Barker, dated October 31, 2005
10	.13+	Amendment to Employment Agreement between the Registrant and Timothy J. Barker, dated January 1, 2010
10	.14+	Employment Agreement between the Registrant and William E. Van Valkenberg, dated September 24, 2009
10	.15+	Master Agreement for Consulting Services between the Registrant and William E. Van Valkenberg, dated June 28, 2009
10	.16+	Employment Agreement between the Registrant and Ashley Chaffin Glover, dated March 3, 2005
10	.17+	Employment Agreement between Multifamily Internet Ventures, LLC and Dirk D. Wakeham, dated April 12, 2007 and amended April 12, 2007
10.18		Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank dated, September 3, 2009
10.19		Security Agreement among the Registrant, OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10.20		General Continuing Guaranty among OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10.21		Waiver and First Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank, dated September 16, 2009
10.22		General Continuing Guaranty between A.L. Wizard, Inc. and Wells Fargo Foothill, LLC, dated September 25, 2009
10.23		Waiver and Second Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica bank, dated October 15, 2009
10.24		General Continuing Guarantee between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10.25		Supplement No. 2 to Security Agreement between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10.26		Consent and Third Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC, and Comerica Bank dated December 23, 2009
10.27		Waiver, Consent and Fourth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank dated February 10, 2010
10.28		General Security Agreement between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010

Exhibit
Number		Description

10.29		Guarantee between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10.30		Share Pledge between the Registrant and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10.31		Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10.32		Security Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10.33		Form of Secured Promissory Note issued by the Registrant to HV Capital Investors, L.L.C. on August 1, 2008 and September 19, 2008
10.34		First Amendment to Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated January 20, 2009 and effective as of December 31, 2008
10.35		Form of Unsecured Subordinated Promissory Note (Series A and Series A1)
10	.35A	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series A and Series A1)
10.36		Form of Unsecured Subordinated Promissory Note (Series B and Series C)
10	.36A	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series B and Series C)
10.37		Form of Unsecured Subordinated Promissory Note (April 2010)
10	.37A	Schedule of Holders of Unsecured Subordinated Promissory Notes (April 2010)
10.38		Amendment No. 1 to Unsecured Subordinated Promissory Notes among the Registrant and certain holders of its Unsecured Subordinated Promissory Notes
10.39		Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated July 23, 1999
10.40		First Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated November 29, 1999
10.41		Second Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated January 30, 2006
10.42		Third Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated August 28, 2006
10.43		Fourth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated November 2007
10.44		Fifth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated February 4, 2009
10.45		Sixth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated March 30, 2009
10.46		Lease Agreement between the Registrant and Savoy IBP 8, Ltd., dated August 28, 2006
10.47		First Amendment to Lease Agreement among the Registrant, ARI-International Business Park, LLC, ARI -IBP 1, LLC, ARI - IBP 2, LLC, ARI - IBP 3, LLC, ARI - IBP 4, LLC, ARI - IBP 5, LLC, ARI - IBP 6, LLC, ARI - IBP 7, LLC, ARI - IBP 8, LLC, ARI - IBP 9, LLC, ARI - IBP 11, LLC and ARI - IBP 12, LLC, dated December 28, 2009
10	.48†	Master Services Agreement between the Registrant and DataBank Holdings Ltd., dated May 31, 2007
21.1		Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1)
24.1		Power of Attorney (contained in the signature page to this registration statement)

+	Indicates management contract or compensatory plan or arrangement.

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b)	Financial Statement Schedules

The following schedule is filed as part of this registration statement:

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
REALPAGE, INC.
December 31, 2009
(in thousands)
Allowance for Doubtful Accounts

		Additions
	Balance at	Charged to	Additions		Balance at
	Beginning	Costs and	Due to		End of
Description	of Year	Expenses	Acquisitions	Deduction(1)	Year

Year ended December 31:
2007	$923	$1,490	—	—	$2,413
2008	2,413	301	$181	—	2,895
2009	2,895	441	175	$(1,289)	2,222

(1)	Uncollectible accounts written off, net of recoveries.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on this 29th day of April, 2010.

REALPAGE, INC.

By:	/s/ Stephen T. Winn
Stephen T. Winn
Chairman of the Board, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stephen T. Winn and Timothy J. Barker, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Stephen T. Winn Stephen T. Winn	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)	April 29, 2010

/s/ Timothy J. Barker Timothy J. Barker	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 29, 2010

/s/ Alfred R. Berkeley, III Alfred R. Berkeley, III	Director	April 29, 2010

/s/ Richard M. Berkeley Richard M. Berkeley	Director	April 29, 2010

/s/ Peter Gyenes Peter Gyenes	Director	April 29, 2010

/s/ Jeffrey T. Leeds Jeffrey T. Leeds	Director	April 29, 2010

/s/ Jason A. Wright Jason A. Wright	Director	April 29, 2010

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant currently in effect
3	.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the completion of this offering
3.3		Bylaws of the Registrant in effect before the completion of this offering
3	.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon the completion of this offering
4	.1*	Form of Common Stock certificate of the Registrant
4.2		Shareholders’ Agreement among the Registrant and certain stockholders, dated December 1, 1998, as amended July 16, 1999 and November 3, 2000
4.3		Second Amended and Restated Registration Rights Agreement among the Registrant and certain stockholders, dated February 22, 2008
4.4		Fourth Amended and Restated Shareholders Agreement among the Registrant and certain stockholders, dated March 17, 2010
4.5		Letter Agreement between the Registrant and Camden Partners Strategic Fund III, L.P. regarding management rights, dated December 14, 2005
4.6		Letter Agreement between the Registrant and Camden Partners Strategic Fund III-A, L.P. regarding management rights, dated December 14, 2005
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1		Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers
10	.2+	Amended and Restated 1998 Stock Incentive Plan
10	.2A+	Form of Notice of Stock Option Grant
10	.2B+	Form of Notice of Grant of Restricted Shares
10	.2C+	Form of Non-Qualified Stock Option Agreement (Second Series)
10	.2D+	Form of Non-Qualified Stock Option Agreement
10	.3+	Form of Director’s Nonqualified Stock Option Agreement
10	.4+	2010 Equity Incentive Plan
10	.5+	Form of 2009 Management Incentive Plan
10	.6+	Form of 2010 Management Incentive Plan
10	.7+	Stand-Alone Stock Option Agreement between the Registrant and Peter Gyenes, dated February 25, 2010
10	.8+	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated October 27, 2005
10	.9+	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 26, 2009
10	.10+	Notice of Stock Option Grant under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 25, 2010
10	.11+	Employment Agreement between the Registrant and Stephen T. Winn, dated December 30, 2003
10	.12+	Employment Agreement between the Registrant and Timothy J. Barker, dated October 31, 2005
10	.13+	Amendment to Employment Agreement between the Registrant and Timothy J. Barker, dated January 1, 2010
10	.14+	Employment Agreement between the Registrant and William E. Van Valkenberg, dated September 24, 2009
10	.15+	Master Agreement for Consulting Services between the Registrant and William E. Van Valkenberg, dated June 28, 2009
10	.16+	Employment Agreement between the Registrant and Ashley Chaffin Glover, dated March 3, 2005
10	.17+	Employment Agreement between Multifamily Internet Ventures, LLC and Dirk D. Wakeham, dated April 12, 2007 and amended April 12, 2007
10.18		Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank dated, September 3, 2009

Exhibit
Number		Description

10.19		Security Agreement among the Registrant, OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10.20		General Continuing Guaranty among OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10.21		Waiver and First Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank, dated September 16, 2009
10.22		General Continuing Guaranty between A.L. Wizard, Inc. and Wells Fargo Foothill, LLC, dated September 25, 2009
10.23		Waiver and Second Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica bank, dated October 15, 2009
10.24		General Continuing Guarantee between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10.25		Supplement No. 2 to Security Agreement between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10.26		Consent and Third Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC, and Comerica Bank dated December 23, 2009
10.27		Waiver, Consent and Fourth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank dated February 10, 2010
10.28		General Security Agreement between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10.29		Guarantee between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10.30		Share Pledge between the Registrant and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10.31		Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10.32		Security Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10.33		Form of Secured Promissory Note issued by the Registrant to HV Capital Investors, L.L.C. on August 1, 2008 and September 19, 2008
10.34		First Amendment to Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated January 20, 2009 and effective as of December 31, 2008
10.35		Form of Unsecured Subordinated Promissory Note (Series A and Series A1)
10	.35A	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series A and Series A1)
10.36		Form of Unsecured Subordinated Promissory Note (Series B and Series C)
10	.36A	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series B and Series C)
10.37		Form of Unsecured Subordinated Promissory Note (April 2010)
10	.37A	Schedule of Holders of Unsecured Subordinated Promissory Notes (April 2010)
10.38		Amendment No. 1 to Unsecured Subordinated Promissory Notes among the Registrant and certain holders of its Unsecured Subordinated Promissory Notes
10.39		Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated July 23, 1999
10.40		First Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated November 29, 1999
10.41		Second Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated January 30, 2006
10.42		Third Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated August 28, 2006
10.43		Fourth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated November 2007
10.44		Fifth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated February 4, 2009

Exhibit
Number		Description

10.45		Sixth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated March 30, 2009
10.46		Lease Agreement between the Registrant and Savoy IBP 8, Ltd., dated August 28, 2006
10.47		First Amendment to Lease Agreement among the Registrant, ARI-International Business Park, LLC, ARI -IBP 1, LLC, ARI - IBP 2, LLC, ARI - IBP 3, LLC, ARI - IBP 4, LLC, ARI - IBP 5, LLC, ARI - IBP 6, LLC, ARI - IBP 7, LLC, ARI - IBP 8, LLC, ARI - IBP 9, LLC, ARI - IBP 11, LLC and ARI - IBP 12, LLC, dated December 28, 2009
10	.48†	Master Services Agreement between the Registrant and DataBank Holdings Ltd., dated May 31, 2007
21.1		Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1)
24.1		Power of Attorney (contained in the signature page to this registration statement)

+	Indicates management contract or compensatory plan or arrangement.

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.